UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

CHC HELICOPTER CORPORATION
(Name of Issuer)
CLASS A SUBORDINATE VOTING SHARES
(Title of Class of Securities)
12541C 20 3
(CUSIP Number)
Kevin D. Cramer
Osler, Hoskin & Harcourt LLP
620 Eighth Avenue, 36th Floor
New York, New York 10018
(212) 867-5800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	12541C 20 3	Page	2	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark D. Dobbin, as executor of the estate of the late Craig L. Dobbin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada Republic of Ireland

	7	SOLE VOTING POWER

NUMBER OF		519,990 shares (Note 3)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,981,894 shares (Note 1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		519,990 shares (Note 3)

WITH	10	SHARED DISPOSITIVE POWER

10,981,894 shares (Note 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,501,884 shares (Note 2) (Note 3)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.8% (Note 2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	12541C 20 3	Page	3	of	10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Discovery Helicopters Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alberta, Canada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,981,894 shares (Note 1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

10,981,894 shares (Note 1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,981,894 shares (Note 1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.0% (Note 1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Explanatory Notes:
Note 1:
Includes 5,426,462 Class A Subordinate Voting Shares and 5,555,432 Class B Multiple Voting Shares of CHC Helicopter Corporation (the “Issuer”) beneficially owned by Discovery Helicopters Inc. Note that a Convertible Promissory Note previously held by Discovery Helicopters Inc. (previously disclosed on its Schedule 13D filed October 12, 2006) was converted into 1,379,310 Class A Subordinate Voting Shares on April 15, 2007. There was no change in Discovery Helicopters Inc.’s deemed beneficial ownership in the Issuer as a result of such conversion.

The Class B Multiple Voting Shares are convertible, at any time, into an equal number of shares of Class A Subordinate Voting Shares on a share-for-share basis. Each Class A Subordinate Voting Share entitles the holder thereof to one vote on each matter on which the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares would have the right to vote. Each Class B Multiple Voting Share entitles the holder thereof to ten votes on each matter on which the holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares would have the right to vote.
Note 2:
Represents the percent of the aggregate number of outstanding Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Issuer represented by the Class A Subordinate Voting Shares and Class B Multiple Voting Shares beneficially owned or that may be deemed to be beneficially owned, as the case may be, by Discovery Helicopters Inc. and Mark D. Dobbin, as executor of the estate of the late Craig L. Dobbin (the “CLD Estate”, and together with Discovery Helicopters Inc., the “Reporting Persons”). The shares owned by the Reporting Persons (together with the shares that may be acquired upon exercise of options owned by the CLD Estate) represent 60.7% of the votes attached to all outstanding voting securities of the Issuer.
Note 3:
Includes 519,990 Class A Subordinate Voting Shares that may be acquired upon the exercise of options granted to the CLD Estate.

This Amendment to Schedule 13D (this “Amendment”) is being filed on behalf of Mark D. Dobbin, as executor of the estate of the late Craig L. Dobbin (the “CLD Estate”) and Discovery Helicopters Inc., a corporation incorporated under the laws of the Province of Alberta, Canada (together, the “Reporting Persons”), relating to Class A Subordinate Voting Shares of CHC Helicopter Corporation (the “Issuer”). This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by the Reporting Persons on October 12, 2006 (the “Schedule 13D”).
ITEM 4.     PURPOSE OF TRANSACTION.
Item 4 of the Schedule 13D is hereby supplemented as follows:
Concurrently with the entry by the Issuer of the Arrangement Agreement, dated February 22, 2008 (the “Arrangement Agreement”), between the Issuer and 6922767 Canada Inc. (the “Purchaser”), the Reporting Persons and O.S. Holdings Inc., a corporation incorporated under the laws of the province of Newfoundland and Labrador (“O.S. Holdings”, and together with the Reporting Persons, the “Securityholders”), entered into a Voting Support Agreement on February 22, 2008 (the “Voting Support Agreement”), which is included in this Amendment as Exhibit 2 and incorporated by reference into this Amendment. O.S. Holdings, a holding company that is indirectly controlled by the Reporting Persons, holds 22,000,000 Ordinary Shares of the Issuer. The Ordinary Shares are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Act”) and are not convertible or exercisable for securities registered under Section 12 of the Act.
The Securityholders entered into the Voting Support Agreement as an inducement to Purchaser entering into the Arrangement Agreement. The purpose of the Voting Support Agreement is to facilitate the consummation of the transactions contemplated by the Arrangement Agreement.
Arrangement Agreement
The Arrangement Agreement was entered into by the Issuer and the Purchaser on February 22, 2008. Under the Arrangement Agreement, the Issuer and the Purchaser have agreed that the Purchaser will, pursuant to a plan of arrangement, acquire all of the outstanding equity interests of the Issuer. Each outstanding Class A Subordinate Voting Share and each outstanding Class B Multiple Voting Share of the Issuer will be acquired for CDN$32.68 in cash per share, subject to adjustment for dividends or other distributions declared, or for which a record date is set, prior to the Effective Date (as defined in the Arrangement Agreement).
The Purchaser has received a commitment letter dated February 15, 2008 made by Morgan Stanley Bank International Limited and its affiliates (collectively, the “Lenders”) in favour of 6922767 Holding SARL evidencing the availability to the Purchaser of committed credit facilities and has received an equity commitment letter dated February 22, 2008 from FR Horizon AIV, L.P. (the “Equity Sponsor”) pursuant to which the Equity Sponsor has committed to provide the Purchaser with equity financing. The Purchaser has agreed pursuant to the Arrangement Agreement to use its reasonable best efforts to consummate the financings contemplated by the commitment letter and the equity commitment letter as soon as reasonably practicable but in any event no later than July 22, 2008 (the “Outside Date”).

Subject to court approval, the transaction is subject to the approval of two-thirds of the votes cast by the shareholders of the Issuer voting as a single class and by 50.1% of the votes cast by the holders of the Class A Subordinate Voting Shares, Class B Multiple Voting Shares and Ordinary Shares voting on a class basis and excluding shares beneficially owned or over which control or direction is exercised by certain shareholders deemed to be “interested parties” under applicable Canadian securities laws.
Completion of the transaction will also be subject to court approval and to governmental and regulatory approvals as well as other customary closing conditions. The Arrangement Agreement provides that the Outside Date may be extended by either the Issuer or the Purchaser for periods of not less than 5 days, but not exceeding 120 days in the aggregate, in order to obtain certain key regulatory approvals or to conclude the Marketing Period (as defined in the Arrangement Agreement).
The Arrangement Agreement may be terminated under certain circumstances, including (a) by mutual agreement of the parties; (b) by either party if the Effective Time (as defined in the plan of arrangement) has not occurred on or before the Outside Date and such failure of the Effective Time to occur has not been caused by the terminating party; or (c) by the Purchaser if the Issuer’s board of directors fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the consummation of the arrangement, the approval or recommendation of the plan of arrangement.
Following the Effective Time, it is contemplated that the Class A Subordinate Voting Shares will cease to be listed on The New York Stock Exchange and the Issuer will terminate its reporting obligations under the Act.
The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which is filed as Schedule B to the Voting Support Agreement.
Voting Support Agreement
The following summary describes the material provisions of the Voting Support Agreement.
Under the Voting Support Agreement, the Securityholders have agreed that between the date of the Voting Support Agreement and the earlier of (A) the date of termination of the Voting Support Agreement and (B) the date shown on the certificate of arrangement giving effect to a plan of arrangement between the Issuer and the Purchaser (or an alternative transaction permitted by the Voting Support Agreement) (the “Effective Date”) (such earlier date being the “Expiry Date”), not to (i) sell, transfer, gift, assign, pledge, hypothecate, encumber or otherwise dispose of any of the securities of the Issuer beneficially owned by them (together with any subsequently acquired securities by the

Securityholders, the “Subject Securities”), or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) except in connection with the termination of certain agreements specified in the Voting Support Agreement, without having first obtained the prior written consent of the Purchaser, or (ii) other than as set forth in the Voting Support Agreement, grant any proxies or powers of attorney, deposit any Subject Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to any of the Subject Securities.
Pursuant to the Voting Support Agreement, until the Expiry Date, the Securityholders have agreed, among other things, to vote (or cause to be voted) all the Subject Securities (i) in favor of the approval, consent, ratification and adoption of the transactions contemplated by the Arrangement Agreement, (ii) against any merger, reorganization, consolidation, amalgamation, arrangement, business combination, share exchange, liquidation, dissolution, recapitalization, or similar transaction involving the Issuer (other than the Arrangement Agreement, and the transactions contemplated thereby and any other agreement or transaction involving the Purchaser or its affiliates) and (iii) against any action that would impede, interfere with, or discourage the transactions contemplated by the Arrangement Agreement and against any action that would result in any breach of any representation, warranty or covenant by the Issuer in the Arrangement Agreement.
The Securityholders have also agreed that between the date of the Voting Support Agreement and the Expiry Date (a) not to, without the prior written consent of the Purchaser, requisition or join in any meeting of the shareholders of the Issuer for the purpose of considering any resolution and (b) not to make any statements against the transactions contemplated by the Arrangement Agreement or any aspect of it and not to bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding or varying such transactions, (d) with respect to such Securityholder or representative thereof (other than in their capacity as a director, officer, employee or other fiduciary of the Issuer and pursuant to and in strict compliance with the terms of the Arrangement Agreement) to directly or indirectly negotiate with, solicit, initiate or encourage submissions of proposals or offers from, or provide information to, any other person, entity or group relating an “Acquisition Proposal” (as such term is defined in the Voting Support Agreement).
The Voting Support Agreement provides that the Securityholders are bound by the terms of the Voting Support Agreement solely in their capacity as indirect securityholders of the Issuer and that nothing in the Voting Support Agreement shall restrict any Securityholder who is a Representative (as such term is defined in the Voting Support Agreement) of the Issuer from doing any act or thing that he or she is properly obligated to do in such capacity, provided that such act or thing is in strict compliance with the terms of the Arrangement Agreement.
Pursuant to the Voting Support Agreement, the Purchaser agrees, between the date of the Voting Support Agreement and the Expiry Date, not to amend the Arrangement Agreement to reduce the consideration payable thereunder.

The Voting Support Agreement will terminate only upon (i) the written agreement of the parties thereto, (ii) the termination of the Arrangement Agreement in accordance with its terms, or (iii) the termination of the Voting Support Agreement by a Securityholder following an amendment of the Arrangement Agreement in a manner that is materially adverse to the interests of such Securityholder, without the prior written consent of such Securityholder.
The foregoing description of the Voting Support Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Voting Support Agreement, which is attached as Exhibit 2 hereto.
ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 of the Schedule 13D is hereby supplemented by the description of the Voting Support Agreement set forth above in Item 4 and the full text of the Voting Support Agreement attached as Exhibit 2 hereto.
ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 1 An Agreement for Joint Filing pursuant to Rule 13d-1(k)(1) under the Act

Exhibit 2 Voting Support Agreement, dated February 22, 2008

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 23, 2008

/s/ Mark D. Dobbin
Mark. D. Dobbin, as executor of the
estate of the late Craig L. Dobbin

DISCOVERY HELICOPTERS INC.
By:	/s/ Keith Stanford
Keith Stanford
Secretary and Treasurer

EXHIBIT 1
JOINT FILING AGREEMENT
The undersigned hereby agree that the Statement on Schedule 13D with respect to the securities of CHC Helicopter Corporation, dated as of February 23, 2008, is, and any further amendments thereto (including amendments on Schedule 13D or Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the United States Securities Exchange Act of 1934.
Dated: February 23, 2008

/s/ Mark D. Dobbin
Mark. D. Dobbin, as executor of the
estate of the late Craig L. Dobbin

DISCOVERY HELICOPTERS INC.
By:	/s/ Keith Stanford
Keith Stanford
Secretary and Treasurer

EXHIBIT 2
Execution Version
VOTING SUPPORT AGREEMENT
     THIS AGREEMENT is made as of the 22nd day of February, 2008.
A M O N G:
6922767 Canada Inc., a corporation incorporated under the laws of Canada (the “Purchaser”)
- and -
Mark Dobbin, a resident of the province of Newfoundland & Labrador, in his capacity as sole executor of The Estate of the late Craig L. Dobbin (the “Estate”)
- and -
Discovery Helicopters Inc., a corporation incorporated under the laws of the province of Alberta (“Discovery”)
- and -
O.S. Holdings Inc., a corporation incorporated under the laws of the province of Newfoundland & Labrador (“O.S. Holdings”).
RECITALS:
1.     The Estate is the registered and beneficial owner of all of the voting shares of Discovery and Discovery is the registered owner of the number of Class A Subordinate Voting Shares of CHC Helicopter Corporation (the “Corporation”) (the “Class A Shares”) set forth opposite Discovery’s name on Schedule A (the “Subject Class A Shares”) and the number of Class B Multiple Voting Shares of the Corporation (the “Class B Shares”) set forth opposite Discovery’s name on Schedule A (the “Subject Class B Shares”).
2.     The Estate is the registered and beneficial owner of all of the common shares of 10644 Newfoundland Inc., a corporation incorporated under the laws of the province of Newfoundland & Labrador, (“10644”) which is the registered and beneficial owner of all of the common shares of O.S. Holdings. O.S. Holdings is the registered owner of the number of Ordinary Shares of the Corporation (the “Ordinary Shares”) set forth opposite O.S. Holdings’ name on Schedule A (the “Subject Ordinary Shares”).
3.     The Estate, Discovery and O.S. Holdings (together, the “Securityholders”) understand that the Corporation and the Purchaser are, concurrently with the execution and delivery of this Agreement, executing and delivering the Arrangement Agreement (as defined herein).
4.     This Agreement sets out the terms and conditions of the agreement of the Securityholders to abide by the voting covenants in respect of the Subject Securities (as defined herein) and the other restrictions and covenants set forth herein.

5.     The Securityholders acknowledges that the Purchaser would not enter into the Arrangement Agreement but for the execution and delivery of this Agreement by the Securityholders.
     NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:
ARTICLE 1
INTERPRETATION
1.1     Definitions
In this Agreement:
“Affiliate” has the meaning ascribed thereto in the Canada Business Corporations Act, as amended;
“Acquisition Proposal” has the meaning ascribed thereto in the Arrangement Agreement;
“Arrangement Agreement” means the agreement dated as of the date hereof between the Corporation and the Purchaser attached as Schedule B;
“Class A Shares” has the meaning ascribed thereto in the recitals of this Agreement;
“Class B Shares” has the meaning ascribed thereto in the recitals of this Agreement;
“Coattail Agreement” has the meaning ascribed thereto in Section 3.1(h);
“Discovery” has the meaning ascribed thereto in the recitals of this Agreement;
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;
“Estate” has the meaning ascribed thereto in the recitals and includes its sole trustee in his capacity as trustee;
“Expiry Date” has the meaning ascribed thereto in Section 3.1(a);
“Ordinary Shares” has the meaning ascribed thereto in the recitals of this Agreement;
“Ordinary Share Repurchase” means the repurchase of the Subject Ordinary Shares by the Corporation immediately prior to the Effective Date pursuant to the Plan of Arrangement;
“O.S. Holdings” has the meaning ascribed thereto in the recitals of this Agreement;
“Particular Issuer” has the meaning ascribed thereto in Section 3.1(i);
“Representative” has the meaning ascribed thereto in the Arrangement Agreement;
“Securities” means, collectively, Class A Shares, Class B Shares and Ordinary Shares;

“Securityholders” has the meaning ascribed thereto in the recitals of this Agreement and “Securityholder” means any one of such Securityholders;
“Subject Class A Shares” has the meaning ascribed thereto in the recitals of this Agreement;
“Subject Class B Shares” has the meaning ascribed thereto in the recitals of this Agreement;
“Subject Ordinary Shares” has the meaning ascribed thereto in the recitals of this Agreement; and
“Subject Securities” means, collectively, the Subject Class A Shares, the Subject Class B Shares and the Subject Ordinary Shares.
     Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Arrangement Agreement.
1.2     Singular, Plural, etc.
     In this Agreement, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.
1.3     Currency
     Unless otherwise expressly stated, all references to currency herein shall be deemed to be references to Canadian currency.
1.4     Headings, etc.
     The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.
1.5     Date for any Action
     In the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
1.6     Governing Law
     This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement.
1.7     Incorporation of Schedules
     The Schedules attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

     Schedule A — Subject Securities
     Schedule B — Arrangement Agreement
     Schedule C — Encumbrances
     Schedule D — Options
ARTICLE 2
REPRESENTATIONS AND WARRANTIES
2.1     Representations and Warranties of the Securityholders
     The Securityholders jointly and severally represent and warrant to the Purchaser (and acknowledge that the Purchaser is relying on the representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) that:
(a)	Each Securityholder has the legal capacity (including, if such Securityholder is a corporation or other legal entity, due authorization) to execute and deliver this Agreement and to consummate the transactions contemplated hereby;

(b)	This Agreement has been duly executed and delivered by each Securityholder, and, assuming the due authorization, execution and delivery by the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of such Securityholder, enforceable in accordance with its terms, subject to bankruptcy, insolvency and other similar laws affecting creditors’ rights generally, and to general principles of equity;

(c)	None of the execution and delivery of this Agreement by each Securityholder, the performance by each Securityholder of its obligations hereunder or the compliance by each Securityholder with any of the provisions hereof will result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of any constating or governing documents, by-laws or resolutions of the Securityholder, if applicable, or any indenture, contract, agreement, instrument or other document to which the Securityholder is a party or subject, or any judgment, decree, order, statute, rule or regulation applicable to the Securityholder;

(d)	No approval, authorization, consent or order of, and no filing, registration or recording with, any governmental authority is required of any Securityholder in connection with the execution and delivery or with the performance by each Securityholder of its obligations under this Agreement other than compliance with applicable securities laws;

(e)	There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Authority, or, to the knowledge of any Securityholder, threatened against the Securityholder or any of its properties or, in the case of a corporate or other legal entity, any of its officers and directors (in their capacities as such) that, individually or in the aggregate, could impair a Securityholder’s ability to perform its obligations under this Agreement. There is no judgment, decree or order against a Securityholder or, in the case of a corporate or other legal entity, any of its directors or officers (in their capacities as such) that could prevent, enjoin, alter or materially delay the Securityholder from performing its obligations under this Agreement;

(f)	The Estate is the registered and beneficial holder of all of the issued and outstanding voting shares of Discovery (the “Discovery Shares”);

(g)	The Estate is the registered and beneficial holder of all of the issued and outstanding common shares of 10644, which is the registered and beneficial holder of all of the issued and outstanding common shares of O.S. Holdings (the “O.S. Holdings Shares”);

(h)	The Subject Class A Shares represent all the Class A Shares held of record or owned by Discovery or for which Discovery has or shares any voting power or power of disposition. Discovery is the record owner, has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement with respect to the Subject Class A Shares. Discovery has good title to the Subject Class A Shares, free and clear of all liens, pledges, mortgages and encumbrances except as set forth in Schedule C;

(i)	The Subject Class B Shares represent all the Class B Shares held or owned by Discovery or for which Discovery has or shares any voting power or power of disposition. Discovery is the beneficial owner, has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement with respect to the Subject Class B Shares. Discovery has good title to the Subject Class B Shares, free and clear of all liens, pledges, mortgages and encumbrances except as set forth in Schedule C;

(j)	The Subject Ordinary Shares represent all the Ordinary Shares held of record or owned by O.S. Holdings or for which O.S. Holdings has or shares any voting power or power of disposition. O.S. Holdings is the record and beneficial owner, has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement with respect to the Subject Ordinary Shares. O.S. Holdings has good title to the Subject Ordinary Shares, free and clear of all liens, pledges, mortgages and encumbrances except as set forth in Schedule C; and

(k)	Other than the Subject Class A Shares, the Subject Class B Shares and the Subject Ordinary Shares, none of the Securityholders or their respective Affiliates or shareholders owns of record or beneficially, or exercises control or direction over, or holds any right to acquire, any securities of the Corporation except as set forth in Schedule D.
2.2     Representations and Warranties of the Purchaser
     The Purchaser represents and warrants to the Securityholder (and acknowledges that the Securityholder is relying on the representations and warranties in completing the transactions contemplated by this Agreement) that:
(a)	The Purchaser has the corporate power and capacity to execute and deliver this Agreement and the Arrangement Agreement and to consummate the transactions contemplated hereby and thereby;

(b)	The execution, delivery and performance of this Agreement and the Arrangement Agreement by the Purchaser has been duly authorized by its board of directors and no internal proceedings on its part are necessary to authorize this Agreement and the Arrangement Agreement or the transactions contemplated hereby or thereby;

(c)	Each of this Agreement and the Arrangement Agreement has been duly executed and delivered by the Purchaser, and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Purchaser, enforceable in accordance with its terms, subject to bankruptcy, insolvency and other similar laws affecting creditors’ rights generally, and to general principles of equity;

(d)	None of the execution and delivery of this Agreement or the Arrangement Agreement by the Purchaser, the consummation by the Purchaser of the transactions contemplated hereby or thereby or the compliance by the Purchaser with any of the provisions hereof or thereof will result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of any constating documents, by-laws or resolutions of the Purchaser or any indenture, contract, agreement, instrument or other document to which the Purchaser is a party or subject, or any judgment, decree, order, statute, rule or regulation applicable to the Purchaser; and

(e)	There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Authority, or, to the knowledge of the Purchaser, threatened against the Purchaser or any of its properties or any of its officers and directors (in their capacities as such) that, individually or in the aggregate, could impair the Purchaser’s ability to consummate the transactions contemplated by this Agreement and the Arrangement Agreement. There is no judgment, decree or order against the Purchaser, its Affiliates or any of their respective directors or officers (in their capacities as such) that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement and the Arrangement Agreement, or that could impair the Purchaser’s ability to consummate the transactions contemplated by this Agreement and the Arrangement Agreement.
ARTICLE 3
COVENANTS
3.1     Covenants of the Securityholders
(a)	The Securityholders hereby covenant with the Purchaser that between the date of this Agreement and the earlier of (i) the date of termination of this Agreement in accordance with its terms and (ii) the Effective Date (such earlier date being the “Expiry Date”), other than the Ordinary Share Repurchase, the Securityholders shall not (A) sell, transfer, gift, assign, pledge, hypothecate, encumber or otherwise dispose of (any such event, a “Transfer”) of any of the Subject Securities, or enter into any agreement, arrangement or understanding in connection therewith (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) except in connection with the termination of the agreements listed in Schedule C, without having first obtained the prior written consent of the Purchaser, or (B) other than as set forth herein, grant any proxies or powers of attorney, deposit any Subject Securities into a voting trust or enter into a voting agreement, understanding or arrangement with respect to any of the Subject Securities.

(b)	The Securityholders hereby undertake from time to time, until the Expiry Date:

(i)	to vote (or cause to be voted) all the Subject Securities at any meeting of the shareholders of the Corporation and in any action by written consent of the foregoing (i) in favour of the approval, consent, ratification and adoption of the transactions contemplated by the Arrangement Agreement (and any actions required in furtherance thereof), (ii) against any merger, reorganization, consolidation, amalgamation, arrangement, business combination, share exchange, liquidation, dissolution, recapitalization, or similar transaction involving the Corporation (other than the Arrangement Agreement, and the transactions contemplated thereby and any other agreement or transaction involving the Purchaser or its Affiliates) and (iii) against any action that would impede, interfere with, or discourage the transactions contemplated by the Arrangement Agreement and against any action that would result in any breach of any representation, warranty or covenant by the Corporation in the Arrangement Agreement.

(ii)	to not without the prior written consent of the Purchaser requisition or join in the requisition of any meeting of the shareholders of the Corporation for the purpose of considering any resolution; and

(iii)	to not make any statements against the transaction contemplated by the Arrangement Agreement or any aspect of it and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding or varying such transactions or any aspect thereof.
(c)	The Securityholders agree that, until the Expiry Date, no Securityholder nor any Representative thereof (other than in his capacity as a director, officer, employee or other fiduciary of the Corporation and pursuant to and in strict compliance with the terms of the Arrangement Agreement) will, directly or indirectly, negotiate with, solicit, initiate or encourage submissions of proposals or offers from, or provide information to, any other person, entity or group relating to an Acquisition Proposal. The Securityholders are bound hereby solely in their capacity as indirect securityholders of the Corporation. Nothing hereunder shall restrict any Securityholder who is a Representative of the Corporation from doing any act or thing that he or she is properly obligated to do in such capacity, provided that such act or thing is in strict compliance with the terms of the Arrangement Agreement.

(d)	The Securityholders hereby waive any rights of appraisal or rights of dissent they may have arising from the transactions contemplated by the Arrangement Agreement.

(e)	The Securityholders agree to promptly notify the Purchaser of the amount of any new Securities acquired by the Securityholder, if any, after the date hereof. Any such Securities shall be subject to the terms of this Agreement as though they were Subject Securities owned by the Securityholder on the date hereof.

(f)	The Securityholders agree that, until the Expiry Date, each Securityholder will not take any other action of any kind which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the transactions contemplated by the Arrangement Agreement.

(g)	The Securityholders hereby irrevocably consent to:
(i)	details of this Agreement being set out in any information circular produced by the Corporation, the Purchaser or any of their respective Affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, including by filing on SEDAR and EDGAR.
(h)	The Estate and Discovery shall comply with the requirements of the Coattail Agreement among the Corporation, National Trust Company, Craig Dobbin and Discovery dated August 9, 1991, as amended (the “Coattail Agreement”) in order for the transfers contemplated by the Arrangement to constitute Permitted Transfers or a Capital Reorganization (both as defined in the Coattail Agreement).

(i)	In addition, where the Purchaser provides notice to a Securityholder either prior to the Effective Date or within the twelve (12) month period following the Effective Date that a particular issuer (“Particular Issuer”) will, directly or indirectly, acquire an asset the value of which is wholly or partly attributable to properties that were owned, directly or indirectly, by the Corporation or any of its subsidiaries, each Securityholder hereby undertakes that it will not under any circumstances within the twelve (12) month period following the Effective Date:
(i)	acquire any shares, warrants, debt instruments or other securities of the Particular Issuer (except with the exception of any such securities that the Securityholder may acquire, directly or indirectly by reason of such securities being acquired by (a) a mutual fund (or like investment vehicle) over which the Securityholder does not have any influence and in which the Securityholder owns (directly or indirectly) an interest, or by (b) an independent investment manager who acquires such securities, by reason of its own independent decision and without any consultation with the Securityholder); or

(ii)	cause any Person over which the Securityholder has influence to acquire such securities.
     For purposes of paragraph (i) above, the Purchaser hereby provides notice that the following entities are Particular Issuers: FR Horizon AIV, L.P., 6922767 Holding SARL and any direct or indirect subsidiary of 6922767 Holding SARL.
3.2     Covenants of the Purchaser
     The Purchaser hereby covenants in favour of the Securityholders that between the date of this Agreement and the Expiry Date, the Purchaser will not amend the Arrangement Agreement to reduce the consideration payable thereunder.

ARTICLE 4
GENERAL
4.1     Termination
     This Agreement shall terminate and be of no further force or effect only upon (i) the written agreement of the parties hereto, (ii) the termination of the Arrangement Agreement in accordance with its terms or (iii) the termination of this Agreement by a Securityholder following an amendment of the Arrangement Agreement in a manner that is materially adverse to the interests of such Securityholder (including a breach of Section 3.2 hereof), without the prior written consent of such Securityholder; provided that the Outside Date may be extended in accordance with the terms of the Arrangement Agreement.
4.2     Time of the Essence
     Any date, time or period referred to in this Agreement shall be of the essence, except to the extent to which the Securityholders and the Purchaser agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.
4.3     Specific Performance
     The Securityholders agree that monetary damages would not be an adequate remedy for any loss incurred by reason of a breach of this Agreement and hereby agree to waive the defense in any action for specific performance that a remedy at law would be adequate.
4.4     Waiver; Amendment
     Each party hereto agrees and confirms that:
(a)	any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Securityholders and the Purchaser or in the case of a waiver, by the party against whom the waiver is to be effective; and

(b)	no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.
4.5     Entire Agreement
     This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties with respect thereto.
4.6     Notices
     All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given and received (i) on the date of delivery, if delivered in person, (ii) upon confirmation of transmission by the sender’s fax machine, if delivered by facsimile on a Business Day (or otherwise on the next Business Day), or (iii) on the first Business Day following the date of dispatch, if delivered by a nationally recognized next day courier service, to the respective parties at their addresses and fax numbers (as applicable) as follows:

(a)	if to 922767 Canada Inc.:

c/o First Reserve Corporation One Lafayette Place Greenwich, CT 06830

Attention: Mark McComiskey
Facsimile: (203) 661-6729

(b)	if to Mark D. Dobbin, as executor of the estate of the late Craig Dobbin:

P.O. Box 1303 34 Harvey Road St. John’s, Newfoundland A1C 5N5 Canada Facsimile: (709) 570-0515

(c)	if to Discovery Helicopters Inc.:

450 1st Street S.W. Suite 2500 Calgary, Alberta T2P 5H1 Canada Facsimile: (403) 260-7024

(d)	if to O.S. Holdings Inc.:

P.O. Box 1303 34 Harvey Road St. John’s, Newfoundland A1C 5N5 Canada Facsimile: (709) 570-0515
4.7     Severability
     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.
4.8     Successors and Assigns
     The provisions of this Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns, provided that no party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties hereto, except that the Purchaser may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to an Affiliate without reducing its own obligations hereunder without the consent of the Securityholder.

4.9     Electronic Delivery and Counterparts
     Each of the parties shall be entitled to rely on delivery by facsimile or email of a copy of this Agreement executed by the other party hereto. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same document.
[Remainder of Page Intentionally Left Blank]

     This Voting Support Agreement has been agreed and accepted as of the date first written above.

6922767 CANADA INC.
By:	/s/ Mark McComiskey
	Name:	Mark McComiskey
	Title:	Director

DISCOVERY HELICOPTERS INC.
By:	/s/ Mark Dobbin
	Name:	Mark Dobbin
	Title:	President

O.S. HOLDINGS INC.
By:	/s/ Mark Dobbin
	Name:	Mark Dobbin
	Title:	President and Secretary-Treasurer

THE ESTATE OF THE LATE CRAIG L. DOBBIN, BY ITS SOLE EXECUTOR
By:	/s/ Mark Dobbin
	Name:	Mark Dobbin

Execution Version
Schedule A — Subject Securities

Class A Shares
Discovery Helicopters Inc.	5,426,462

Class B Shares
Discovery Helicopters Inc.	5,555,432

Ordinary Shares
O.S. Holdings Inc.	22,000,000

EXECUTION COPY
SCHEDULE B — ARRANGEMENT AGREEMENT
BETWEEN
6922767 CANADA INC.
- AND -
CHC HELICOPTER CORPORATION
February 22, 2008

TABLE OF CONTENTS

ARTICLE I INTERPRETATION	1

1.1 Definitions	1

1.2 Interpretation Not Affected by Headings	13

1.3 Number and Gender	13

1.4 Date for Any Action	13

1.5 Currency	13

1.6 Accounting Matters	13

1.7 Knowledge	13

1.8 Schedules	14

1.9 Other Definitional and Interpretive Provisions	14

ARTICLE II THE ARRANGEMENT	14

2.1 Arrangement	14

2.2 Interim Order	15

2.3 The Company Meeting	15

2.4 The Company Circular	16

2.5 Final Order	18

2.6 Court Proceedings	18

2.7 Stock Options; Rollover Options; PSUs; SARs	18

2.8 Articles of Arrangement and Effective Date	19

2.9 Payment of Consideration	20

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY	20

3.1 Representations and Warranties of the Company	20

3.2 Company Disclosure Letter	20

3.3 Survival of Representations and Warranties of the Company	21

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	21

4.1 Representations and Warranties of the Purchaser	21

4.2 Survival of Representations and Warranties of the Purchaser	21

ARTICLE V COVENANTS OF COMPANY AND THE PURCHASER	21

5.1 Covenants of the Company Regarding the Conduct of Business	21

5.2 Purchaser Financing	24

5.3 Mutual Covenants	26

5.4 Public Communications	28

ARTICLE VI CONDITIONS	29

6.1 Mutual Conditions Precedent	29

6.2 Additional Conditions Precedent to the Obligations of the Purchaser	29

 -i-

TABLE OF CONTENTS

6.3 Additional Conditions Precedent to the Obligations of the Company	30

6.4 Satisfaction of Conditions	31

ARTICLE VII ADDITIONAL AGREEMENTS	31

7.1 Notice and Cure Provisions	31

7.2 Non-Solicitation	32

7.3 Expenses and Termination Fees	35

7.4 Access to Information; Confidentiality Agreement	37

7.5 Interim Period Consents	37

7.6 Employee Matters	38

7.7 Indemnification and Insurance	38

7.8 Financing Assistance	39

7.9 Repayment of Existing Indebtedness	42

7.10 Cooperation Regarding Reorganization	43

7.11 Termination of Shareholders’ Agreement	44

7.12 Termination of Total Return Swap Agreement	44

7.13 Designation of Preferred Shares	44

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER	45

8.1 Termination	45

8.2 Effect of Termination; Limited Recourse	46

8.3 Waiver	47

ARTICLE IX GENERAL PROVISIONS	47

9.1 Notices	47

9.2 Governing Law; Jurisdiction; Service of Process	49

9.3 Injunctive Relief and Specific Performance	50

9.4 No Recourse	50

9.5 Time of Essence	50

9.6 Entire Agreement, Binding Effect and Assignment	50

9.7 Severability	50

9.8 No Third Party Beneficiaries	51

9.9 Rules of Construction	51

9.10 No Liability	51

9.11 Counterparts, Execution	51

9.12 Amendments	51

 -ii-

ARRANGEMENT AGREEMENT
     THIS ARRANGEMENT AGREEMENT dated as of February 22, 2008,
BETWEEN:
6922767 Canada Inc., a corporation incorporated under the laws of Canada (the “Purchaser”)
- and -
CHC Helicopter Corporation, a corporation existing under the laws of Canada (the “Company”)
     WHEREAS the Purchaser desires to acquire all of the Class A Shares (as hereinafter defined) and Class B Shares (as hereinafter defined);
     AND WHEREAS the board of directors of the Company (the “Board of Directors”) has determined that the consideration per Class A Share and per Class B Share to be received by the holders of such shares pursuant to the Arrangement (as hereinafter defined) is fair and that the Arrangement is in the best interests of the Company and that the Board of Directors has resolved to support the Arrangement and to unanimously recommend (subject to abstentions) that the Shareholders (as hereinafter defined) vote in favour of the Arrangement, all subject to the terms and the conditions contained herein;
     AND WHEREAS the Purchaser has entered into a voting agreement, dated as of the date hereof, with The Estate of the Late Craig L. Dobbin, pursuant to which such party has agreed, subject to the terms and conditions thereof, to support and vote in favour of the Plan of Arrangement;
     THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:
ARTICLE I
INTERPRETATION
1.1 Definitions
In this Agreement, unless the context otherwise requires:
“1933 Act” means the United States Securities Act of 1933, as amended;
“1934 Act” means the United States Securities Exchange Act of 1934, as amended;
“ACN” means Aerocontractors Company of Nigeria Limited;
“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and/or one or more of its wholly-owned subsidiaries, any written or oral offer, proposal or inquiry from any person or joint actors (other than any Purchaser Party or any of their affiliates) relating to (a) any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as a purchase), in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its subsidiaries or 20% or more of the voting or equity securities of the Company or any of its subsidiaries (or rights or interests therein or thereto) whose assets or revenues, individually or in the aggregate, constitute 10% or more of the consolidated assets or consolidated revenue, as applicable, of the Company and its subsidiaries; (b) any direct or indirect take-over bid, exchange offer, treasury issuance or similar transaction that, if consummated, would result in a person or joint actors beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of the Company or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 10% or more of the consolidated assets or consolidated revenue, as applicable, of the Company and its subsidiaries; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 10% or more of the consolidated assets or consolidated revenue, as applicable, of the Company and its subsidiaries;
“Additional Reorganization” has the meaning ascribed thereto in Section 7.10(1);
“affiliate” has the meaning ascribed thereto in the CBCA;
“Agreement” means this arrangement agreement, as amended from time to time in accordance with its terms;
“Aircraft” means helicopters and fixed-wing aircraft, including all Parts from time to time incorporated or installed in, attached to or forming part of such aircraft;
“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.12 of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;
“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, to be substantially in the form and content of Schedule A;
“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;
“Board of Directors” has the meaning ascribed thereto in the Recitals;
“Break-Up Fee” has the meaning ascribed thereto in Section 7.3(4);
“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto or Vancouver, Canada, New York, New York or London, UK;
“Canada Transportation Act” means the Canada Transportation Act (Canada), as amended;
“Canadian Term Sheet” has the meaning ascribed thereto in Schedule C;

“CBCA” means the Canada Business Corporations Act, as amended;
“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement;
“Change in Recommendation” has the meaning ascribed thereto in Section 8.1(1)(c)(i);
“Class A Shares” means the Class A Subordinate Voting Shares in the capital of the Company;
“Class B Shares” means the Class B Multiple Voting Shares in the capital of the Company;
“Coattail Agreement” means the Coattail Agreement among the Company, National Trust Company, Craig L. Dobbin and Discovery Helicopters Inc. dated August 9, 1991, as amended;
“Collective Agreements” has the meaning ascribed thereto in paragraph (p)(i) of Schedule E;
“Commitment Letter” has the meaning ascribed thereto in paragraph (f) of Schedule F;
“Company” means CHC Helicopter Corporation, a corporation existing under the laws of Canada;
“Company Balance Sheet” means the consolidated balance sheet of the Company as at October 31, 2007 and the notes thereto;
“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to, among others, the Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;
“Company Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by the Company to the Purchaser;
“Company Employees” means employees and independent contractors of the Company and its subsidiaries;
“Company Filings” means (a) the annual report on Form 20-F of the Company dated September 19, 2007 for the fiscal year ended April 30, 2007, (b) the annual audited consolidated financial statements of the Company as at and for the fiscal years ended April 30, 2007, 2006 and 2005, including the notes thereto, the management’s discussion and analysis thereof and the auditors’ report thereon, (c) the interim unaudited consolidated financial statements of the Company as at and for the three-month period ended July 31, 2007 and the three- and six-month periods ended October 31, 2007, including the notes thereto and the management’s discussion and analysis thereof, (d) the management proxy circular of the Company dated August 10, 2007, (e) all material change reports and reports on Form 6-K filed or furnished by the Company since April 30, 2007, and (f) all similar documents filed or furnished by the Company after the date hereof under its profile on SEDAR or EDGAR;
“Company Intellectual Property” has the meaning ascribed thereto in paragraph (u) of Schedule E;
“Company Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;
“Company Plans” has the meaning ascribed thereto in paragraph (o)(i) of Schedule E;

“Competition Act” means the Competition Act (Canada), as amended;
“Compliant” means, with respect to the Financing Information, that (a) such Financing Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information, in light of the circumstances under which it was provided, not misleading, (b) such Financing Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the 1933 Act (excluding information required by Regulation S-X Rule 3-10) for offerings of debt securities that customarily would be included in an offering memorandum relating to private placements of debt securities under Rule 144A of the 1933 Act, (c) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Financing Information, and (d) the financial statements and other financial information included in such Financing Information are, and remain throughout the Marketing Period, sufficient in all material respects (excluding information required by Regulation S-X Rule 3-10, but including summary guarantor/non-guarantor information of the type that customarily would be included in an offering memorandum relating to private placements of debt securities under Rule 144A of the 1933 Act) to permit (i) a registration statement using such financial statements to be declared effective by the SEC on the last day of the Marketing Period and (ii) the financing sources (including underwriters, placement agents or initial purchasers) to receive customary comfort from the Company’s independent auditors on the financial information contained in any offering document, private placement memorandum or similar document, including customary negative assurances comfort and change period comfort, to consummate any private placements of debt securities under Rule 144A of the 1933 Act on the last day of the Marketing Period;
“Confidentiality Agreement” means the letter agreement between First Reserve Corporation and the Company dated November 5, 2007, as amended from time to time in accordance with its terms;
“Consideration” means Cdn$32.68 in cash per Class A Share and per Class B Share, subject to adjustment in accordance with Section 2.9(4);
“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation (written or oral) to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or affected or to which any of their properties or other assets is subject;
“Court” means the Supreme Court of British Columbia;
“D&O Insurance” has the meaning ascribed thereto in Section 7.7(2);
“Data Room” means the virtual data room established by the Company, the contents of which on the date of this Agreement are set forth in the index of documents, which is appended to the Company Disclosure Letter;
“Debt Tender Offer” has the meaning ascribed thereto in Section 7.9(2);
“Depositary” means CIBC Mellon Trust Company, as depositary;
“Director” means the Director appointed pursuant to Section 260 of the CBCA;
“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system of the SEC;
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;
“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;
“Employee Share Purchase Plan” means the Employee Share Purchase Plan of the Company as amended and restated as of December 20, 2000;
“Environmental Laws” means any applicable Law relating to pollution or protection of human health (including worker health and safety) and the environment, or governing the handling, use, re-use, generation, treatment, storage, transportation, disposal, recycling, manufacture, distribution, formulation, packaging, labelling, Release or threatened Release of or exposure to Hazardous Materials;
“Environmental Permit” means any permit, license, approval, consent, certificate, waiver, exemption or authorization required or issued by any Governmental Entity under or in connection with any Environmental Law;
“Equity Commitment Letter” has the meaning ascribed thereto in paragraph (f) of Schedule F;
“Equity Sponsor” has the meaning ascribed thereto in paragraph (f) of Schedule F;
“European Term Sheet” has the meaning ascribed thereto in Schedule C;
“Exchange” or “Exchanges”, as applicable, means the Toronto Stock Exchange and/or the New York Stock Exchange, as applicable;
“Fairness Opinions” means opinions of Scotia Capital Inc. and Merrill Lynch Canada Inc., the financial advisors to the Company, to the effect that, as of the date of such opinions, the Consideration per Class A Share and Class B Share to be received by the holders of such shares is fair, from a financial point of view, to such holders;
“Filing Date” has the meaning ascribed thereto in Section 2.8(3);
“Filing Time” has the meaning ascribed thereto in Section 2.8(3);
“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;
“Financing Information” has the meaning ascribed thereto in Section 7.8(1)(f);
“GAAP” means Canadian generally accepted accounting principles, as in effect from time to time;
“Governmental Entity” means any (a) supranational, multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body, including any tribunal, commission, stock exchange

(including the Exchanges), regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and “Governmental Entities” means more than one Governmental Entity;
“Guarantor” means FR Horizon AIV, L.P.;
“Guaranty” means the limited guaranty dated as of the date hereof and delivered by the Guarantor in favour of the Company;
“Hazardous Material” means petroleum, petroleum hydrocarbons, petroleum products or petroleum by-products, radioactive materials, asbestos or asbestos-containing materials, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, mold, lead or lead-containing materials, and polychlorinated biphenyls, and any other chemical, material, substance or waste in any amount or concentration (a) that is now or hereafter becomes defined as or included in the definition of “hazardous substances”, “hazardous materials”, “hazardous wastes”, “extremely hazardous wastes”, “restricted hazardous wastes”, “toxic substances”, “toxic pollutants”, “pollutants”, “deleterious substances”, “dangerous goods”, “corrosive substances”, “regulated substances”, “solid wastes” or “contaminants” or words of similar import under any Environmental Law, or (b) that is otherwise regulated under or for which liability can be imposed under Environmental Law;
“Holdco Replacement Option” has the meaning ascribed thereto in the Plan of Arrangement;
“ICA Approval” means the Purchaser shall have received notification from the responsible Minister under the Investment Canada Act that the Minister is satisfied or is deemed to be satisfied that the transactions contemplated in this Agreement that are subject to the provisions of the Investment Canada Act are likely to be of net benefit to Canada;
“Indemnified Person” has the meaning ascribed thereto in Section 7.7(1);
“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;
“Interim Period” has the meaning ascribed thereto in Section 5.1(1);
“Investment Canada Act” means the Investment Canada Act, as amended;
“IRC” has the meaning ascribed thereto in paragraph (o)(i) of Schedule E;
“Key Non-Transportation Regulatory Approvals” means the Regulatory Approvals identified as such on Schedule D;
“Law” or “Laws” means all federal, national, multinational, provincial, state, municipal, regional and local laws (statutory, common or otherwise), constitutions, treaties, conventions, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated or applied by any Governmental Entity or self-regulatory authority (including the Exchanges), and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets;
“Leased Personal Property” has the meaning ascribed thereto in paragraph (t) of Schedule E;
“Leased Real Property” has the meaning ascribed thereto in paragraph (s) of Schedule E;
“Lenders” has the meaning ascribed thereto in paragraph (f) of Schedule F;
“Liens” means any hypothecs, mortgages, liens, charges, security interests, prior claims, pledges, encroachments, options, rights of first refusal or first offer, occupancy rights, covenants, restrictions, encumbrances of any kind and adverse claims;
“Long-Term Incentive Plan” means the Senior Management Long-Term Incentive Plan of the Company dated June 28, 2005, as amended or supplemented from time to time;
“Marketing Period” means, unless otherwise agreed by the Parties, the first period of 20 consecutive business days throughout and on the last day of which (a) the Purchaser shall have the Financing Information, including the Financing Information with respect to the Company’s fiscal quarter ended January 31, 2008 (or, if such period commences after June 1, 2008, with respect to the Company’s fiscal year ended April 30, 2008) and such Financing Information shall be Compliant, (b) all conditions set forth in Section 6.1 and Section 6.2 (other than those that by their nature will not be satisfied until the Effective Time or conditions with respect to which the Purchaser shall have failed to comply with its obligations hereunder) have been satisfied or waived in accordance with this Agreement and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.1 or Section 6.2 (other than conditions with respect to which the Purchaser shall have failed to comply with its obligations hereunder) not to be satisfied unless waived in accordance with this Agreement, assuming the Effective Time were to be scheduled for any time during such consecutive 20 business day period, and (c) the Company shall have provided all cooperation which it is obligated to provide under the terms of Section 7.8; provided that, notwithstanding anything to the contrary above, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such consecutive 20 business day period, (i) the Company shall have announced any intention to restate any financial statements or financial information included in the Financing Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such restatement has been completed and the applicable Financing Information has been amended or the Company has announced that it has concluded that no restatement shall be required, (ii) the Company shall have failed to file any report with the applicable Securities Authorities when due, in which case the Marketing Period shall be deemed not to commence unless and until all such reports have been filed, or (iii) the Financing Information would not be Compliant throughout and on the last day of such 20 business day period, in which case a new 20 business day period shall commence upon the Purchaser receiving updated Financing Information that is Compliant, and the requirements in clauses (a), (b) and (c) above would be satisfied throughout and on the last day of such new 20 business day period;
“Matching Period” has the meaning ascribed thereto in Section 7.2(5)(b);
“Material Adverse Effect” means any fact or state of facts, circumstance, change, effect, occurrence or event which: (a) either individually is or in the aggregate are, or individually or in the aggregate would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of the Company and its subsidiaries, on a consolidated basis, except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with: (i) any change in GAAP or changes in regulatory accounting requirements applicable to the offshore helicopter services industry or the helicopter repair and overhaul industry; (ii) any adoption, proposal, implementation or change in applicable Law or interpretations thereof by any Governmental Entity; (iii) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, or market conditions or in national or global financial or capital markets; (iv) any change generally affecting the offshore helicopter services industry or the helicopter repair and overhaul industry; (v) the execution, announcement or performance of this Agreement or consummation of the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its subsidiaries with any of their customers, employees, shareholders, financing sources, vendors, distributors, partners or suppliers as a direct result thereof or in connection therewith; (vi) any natural disaster; (vii) any change in the market price or trading volume of the securities of the Company (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on any securities exchange on which the securities of the Company trade; (viii) the failure of the Company in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred); (ix) any actions taken (or omitted to be taken) at the written request of the Purchaser; or (x) any action taken by the Company or any of its subsidiaries that is required pursuant to this Agreement (excluding any obligation to act in the ordinary course of business, but including any steps taken pursuant to Section 5.3 to obtain the Regulatory Approvals); provided, however, that with respect to clauses (i), (ii), (iii), (iv) and (vi) such matter does not have a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, relative to comparable entities operating in the offshore helicopter services industry or the helicopter repair and overhaul industry, and references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Material Adverse Effect” has occurred; or (b) either individually or in the aggregate prevents, or individually or in the aggregate would reasonably be expected to prevent, the Company from performing its material obligations under this Agreement in any material respect;
“Material Contract” means any Contract that: (a) if terminated would reasonably be expected to have a material adverse effect on the results or operations of the Company and its subsidiaries on a consolidated basis; (b) provides for obligations or entitlements of the Company, or which has an economic value to the Company or any of its subsidiaries, in excess of either $5,000,000 per annum or $15,000,000 in total; (c) is a Contract that contains any non-competition obligations or otherwise restricts in any material way the business of the Company or any subsidiary or affiliate of the Company or that includes any material exclusive dealing arrangement or any other material arrangement that grants any material right of first refusal or material right of first offer or similar material right or that limits or purports to limit in any material respect the ability of the Company or its subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business; (d) relates to indebtedness in excess of $5,000,000 or relates to the direct or indirect guarantee or assumption by the Company or its subsidiaries (contingent or otherwise) of any payment or performance obligations of any other person in excess of $5,000,000; (e) is a financial risk management Contract, such as currency, commodity, interest or equity related hedge or derivative Contract; (f) relates to the disposition or acquisition by the Company or any of its subsidiaries after the date of this Agreement of an amount of assets in excess of $5,000,000 or pursuant to which the Company or any of its subsidiaries has any ownership interest in any other person or other business enterprise other than the Company’s subsidiaries in excess of $5,000,000; (g) relates to the acquisition or sale by the Company of any operating business or the capital stock or other ownership interest of any other person in excess of $5,000,000; (h) that is a material shareholders, joint venture, alliance or partnership agreement, (i) to which an associate (as defined in the Securities Act) of the Company or any of its subsidiaries is a party, (j) to which an original equipment manufacturer of Aircraft and/or Parts is a party and such Contract relates to an Aircraft purchase, the purchase of Parts with a term of more than two years, the provision of maintenance, repair and overhaul services for a term of more than two years or the licensing of maintenance, repair and overhaul services; or (k) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
“material fact” has the meaning ascribed thereto in the Securities Act;
“misrepresentation” has the meaning ascribed thereto in the Securities Act;
“Option” means an option to purchase Class A Shares or Class B Shares, as applicable, granted under a Stock Option Plan, other than a Rollover Option;
“Ordinary Shares” means the Ordinary Shares in the capital of the Company;
“Outside Date” means July 22, 2008, or such later date as the Purchaser and the Company may agree in writing; provided that if the Effective Date has not occurred by July 22, 2008 as a result of either (a) the failure to obtain all of the Key Non-Transportation Regulatory Approvals and the Transportation Regulatory Approvals or (b) the last day of the Marketing Period having not then occurred (and the Purchaser has not then specified a date within the Marketing Period for the filing of the Articles of Arrangement as contemplated by Section 2.8), then in each case either the Purchaser or the Company may from time to time elect in writing to extend the Outside Date by a specified period of not less than five business days, provided that (i) in aggregate such extensions shall not exceed 120 days and (ii) that the Outside Date may only be extended for the minimum period reasonably necessary to obtain all of the Key Non-Transportation Regulatory Approvals and the Transportation Regulatory Approvals and to complete the Marketing Period and then only if the Party so extending the Outside Date is then in compliance in all material respects with its obligations under this Agreement and reasonably believes that all of the Key Non-Transportation Regulatory Approvals and the Transportation Regulatory Approvals are capable of being obtained and the Marketing Period is capable of being concluded on or prior to the Outside Date, as it may be so extended;
“Owned Personal Property” has the meaning ascribed thereto in paragraph (t) of Schedule E;
“Owned Real Property” has the meaning ascribed thereto in paragraph (s) of Schedule E;
“Parties” means collectively, the Company and the Purchaser, and “Party” means any of them;
“Parts” means any and all parts, accessories and assemblies for Aircraft including any and all avionics, furnishings, instruments, appurtenances, accessories, components, communication and radar equipment, main rotor blades, engines, transmissions, main rotor heads, tail rotor assemblies, intermediate gear boxes, servo actuators, nodal beams, skid tubes, cockpit voice recorders and other equipment of any kind or nature whatsoever (whether consumable, repairable or non-repairable, spare parts or otherwise), whether or not incorporated or installed in, attached to or forming part of any Aircraft at a particular time;
“Permits” has the meaning ascribed thereto in paragraph (l)(i) of Schedule E;
“Permitted Liens” means: (a) the reservations, limitations, provisos and conditions expressed in any original grant from the Crown and any statutory exceptions to title; (b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, warehousemen, carriers and others arising in the ordinary course of business in respect of the construction, maintenance, repair, or operation or storage of real or immovable, or personal or movable property; (c) easements, servitudes, restrictions, restrictive covenants, party wall agreements, rights of way, licenses, permits and other similar rights in real or immovable property (including easements, servitudes, rights of way and agreements for sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) that in each case do not materially impact the use of such property as it is being used at the date hereof; (d) Liens for Taxes, assessments or governmental charges or levies which relate to obligations not yet due and delinquent or that are being contested in good faith by appropriate proceedings; (e) zoning and building by-laws and ordinances, regulations made by public authorities and other restrictions affecting or controlling the use, marketability or development of real or immovable property that in each case do not materially impact the use of such property as it is being used at the date hereof; (f) agreements with any municipal, provincial or federal governments or authorities and any public utilities or private suppliers of services, including subdivision agreements, development agreements, site control agreements, engineering, grading or landscaping agreements and similar agreements that in each case do not materially impact the use of such property as it is being used at the date hereof; and (g) such other imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties;
“person” includes an individual, firm, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, venture capital fund, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Plan of Arrangement’ means the plan of arrangement, substantially in the form of Schedule B hereto, and any amendments or variations thereto made in accordance with Section 9.12 hereof and the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;
“Plans Consideration” has the meaning ascribed thereto in Section 2.9(2);
“Pre-Closing Reorganization” means the reorganization of the capital, assets and corporate structure (and all related transactions) of the Company and certain of its subsidiaries, as set forth in Schedule C hereto;
“Preferred Shares” has the meaning ascribed thereto in Section 7.13;
“Principal Subsidiaries” has the meaning ascribed thereto in paragraph (f) of Schedule E;
“Prior Incentive Plan” means the long term incentive plan for senior management of the Company as it existed immediately prior to the adoption of the Long-Term Incentive Plan;
“Proceedings” means any claim, action, suit, proceeding, arbitration, mediation or investigation, whether civil, criminal, administrative or investigative;
“Process Agent” has the meaning ascribed thereto in Section 9.2(2);
“PSU” means a performance share unit issued under the Long-Term Incentive Plan or the Prior Incentive Plan;
“Purchaser” means 6922767 Canada Inc., a corporation incorporated under the laws of Canada;

“Purchaser Loan” has the meaning ascribed thereto in Section 7.9(4);
“Purchaser Parties” means the Purchaser and the Equity Sponsor;
“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made), waivers, early terminations, authorizations, clearances, or written confirmations of no intention to initiate legal proceedings from Governmental Entities required to consummate the transactions contemplated by this Agreement, including the Key Non-Transportation Regulatory Approvals and the Transportation Regulatory Approvals;
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, depositing, spraying, burying, abandoning, seeping, dumping or disposing of a Hazardous Material;
“Reorganizations” means collectively the Pre-Closing Reorganization and the Additional Reorganization, and “Reorganization” means either of them;
“Representatives” has the meaning ascribed thereto in Section 7.2(1);
“Returns” means all reports, forms, elections, declarations, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns required by Law to be filed with or provided to a Governmental Entity or other person with respect to Taxes or Tax information reporting, including any claims for refunds of Taxes, and any amendments or supplements of the foregoing;
“Rollover Option” has the meaning ascribed thereto in the Plan of Arrangement;
“SAR” means a share appreciation right granted under the Share Appreciation Rights Plan;
“Sarbanes-Oxley Act” has the meaning ascribed thereto in paragraph (g)(ii) of Schedule E;
“SEC” means the United States Securities and Exchange Commission;
“Securities Act” means the Securities Act (Ontario), as amended;
“Securities Authorities” means the SEC, the Ontario Securities Commission and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada;
“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial, United States federal and state securities Laws, rules and regulations and published policies thereunder;
“SEDAR” means the System for Electronic Document Analysis and Retrieval;
“Senior Credit Facility” means the Third Amended and Restated Credit Agreement dated as of July 31, 2007 among The Bank of Nova Scotia, as administrative agent, the lenders from time to time party to such agreement, and the Company and other obligors from time to time, as amended;
“Senior Notes Indenture” means the Indenture dated as of April 27, 2004 among the Company, each of the subsidiary guarantors named therein and The Bank of New York, as trustee, as amended;

“Senior Subordinated Notes” means the Company’s 7 3/8% Senior Subordinated Notes due 2014, issued pursuant to the Senior Notes Indenture;
“Share Appreciation Rights Plan” means the Share Appreciation Rights Plan of the Company dated October 19, 2000, as amended or supplemented;
“Shareholders” means the registered or beneficial holders of the Shares, as the context requires;
“Shareholders’ Agreement” means the Subscription and Shareholders’ Agreement, dated as of December 9, 1997, among O.S. Holdings Inc., 10644 Newfoundland Inc., Craig L. Dobbin, Discovery Helicopters Inc. and the Company;
“Shares” means collectively, the Class A Shares, the Class B Shares and the Ordinary Shares;
“Stock Option Plan” means the Employee Share Option Plan of the Company as amended and restated as of September 28, 2006, as amended or supplemented, and each other stock option plan of the Company;
“subsidiary” means “subsidiary” as defined in Section 1.1 of National Instrument 45-106 - Prospectus and Registration Exemptions as in effect on the date hereof;
“Superior Proposal” means a bona fide written Acquisition Proposal not obtained in breach of Section 7.2 to acquire not less than 90% of the outstanding Class A Shares and Class B Shares (or all or substantially all of the assets of the Company on a consolidated basis) that the Board of Directors determines in good faith, after consultation with its financial and outside legal advisors, is a transaction (a) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, (b) that is on terms and conditions more favourable, from a financial point of view, to the holders of Class A Shares and Class B Shares than the terms and conditions of the transaction contemplated by this Agreement (after giving effect to any changes to the financial terms of this Agreement proposed by the Purchaser in response to such Acquisition Proposal pursuant to Section 7.2), (c) that is not subject to any due diligence condition and (d) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors to be likely to be obtained;
“Tax Act” means the Income Tax Act (Canada), as amended;
“Tax” and “Taxes” means any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including tax instalment payments, unemployment insurance contributions and employment insurance contributions, Canada Pension Plan and provincial pension contributions (and similar foreign plans), worker’s compensation and deductions at source, taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, capital, transfer, franchise, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts;
“Taxing Authority” means any Governmental Entity responsible for the imposition, collection or administration of Taxes and “Taxing Authorities” means more than one Taxing Authority;
“Tendered Notes” has the meaning ascribed thereto in Section 7.9(2);

“Termination Fee” has the meaning ascribed thereto in Section 7.3(2);
“Termination Fee Event” has the meaning ascribed thereto in Section 7.3(2);
“Transportation Regulatory Approvals” means the Regulatory Approvals identified as such on Schedule D; and

“UK Pension Plan” has the meaning ascribed thereto in paragraph (o)(xi)(A) of Schedule E. 1.2 Interpretation Not Affected by Headings
The division of this Agreement into Articles, Sections, subsections, paragraphs, clauses and Schedules and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph, clause or Schedule, respectively, bearing that designation in this Agreement.
1.3 Number and Gender
In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.
1.4 Date for Any Action
If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day. In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.
1.5 Currency
Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in, Canadian currency and “Cdn$” or “$” refers to Canadian dollars.
1.6 Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement in respect of the Company shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with GAAP.
1.7 Knowledge
In this Agreement, unless otherwise stated, references to “the knowledge of the Company” means the actual knowledge, after reasonable inquiry in their capacity as officers of the Company and not in their personal capacity, of Mark Dobbin, Chairman of the Board of Directors, Sylvain Allard, President and Chief Executive Officer, Rick Davis, Senior Vice President and Chief Financial Officer, Martin Lockyer, Vice President, Legal Services and Corporate Secretary, Christine Baird, President, Global Operations, Keith Mullett, Managing Director, European Operations, and Neil Calvert, President, Heli-One.

1.8 Schedules
The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Arrangement Resolution

Schedule B	-	Plan of Arrangement

Schedule C	-	Pre-Closing Reorganization

Schedule D	-	Key Non-Transportation Regulatory Approvals and Transportation Regulatory Approvals

Schedule E	-	Representations and Warranties of the Company

Schedule F	-	Representations and Warranties of the Purchaser
1.9 Other Definitional and Interpretive Provisions
(a)	References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)	The words “hereof’, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c)	Any capitalized terms used in the Company Disclosure Letter, any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)	References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Agreement to a person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that person.

(e)	References to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.

(f)	The term “made available” means that (a) copies of the subject materials were included in, and were not removed from, the Data Room at least five business days prior to the date hereof, or (b) copies of the subject materials were provided to any of the Purchaser Parties.
ARTICLE II
THE ARRANGEMENT
2.1 Arrangement
The Company and the Purchaser agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2 Interim Order
The Company agrees that as soon as reasonably practicable after the date hereof, the Company shall apply, in a manner reasonably acceptable to the Purchaser, pursuant to Section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:
(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which notice is to be provided;

(b)	that the requisite approval for the Arrangement Resolution shall be (i) two-thirds of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Company Meeting, voting as a single class and (ii) 50.1% of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Company Meeting, voting on a class basis and excluding Shares beneficially owned or over which control or direction is exercised by an “interested party” (as defined in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions) for purposes of the Arrangement;

(c)	that, in all other respects, the terms, restrictions and conditions of the Company’s articles of amalgamation and by-laws, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d)	for the grant of the Dissent Rights;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court; and

(g)	that the record date for Shareholders entitled to vote at the Company Meeting shall not change in respect of any adjournment(s) or postponement(s) of the Company Meeting, unless required by applicable Law.
2.3 The Company Meeting
(1) Subject to the terms of this Agreement and the Interim Order, the Company agrees to convene and conduct the Company Meeting in accordance with the Interim Order, the Company’s articles of amalgamation and by-laws and applicable Laws on or before May 1, 2008 and not to propose to adjourn or postpone the Company Meeting without the prior consent of the Purchaser:
(a)	except as required for quorum purposes (in which case the Company Meeting shall be adjourned and not cancelled) or by applicable Law or by a Governmental Entity;

(b)	except as required under Section 7.1(2) or Section 7.2(7); or

(c)	except for an adjournment for the purpose of attempting to obtain the requisite approval of the Arrangement Resolution.

(2) Upon request of the Purchaser, the Company shall adjourn or postpone the Company Meeting to a date specified by the Purchaser, provided that the Company Meeting, so adjourned or postponed shall not be later than 15 business days after the date on which the Company Meeting was originally scheduled and in any event shall not be later than the date that is five business days prior to the Outside Date.
(3) Notwithstanding the receipt by the Company of a Superior Proposal in accordance with Section 7.2, unless otherwise agreed to in writing by the Purchaser or except as required by applicable Law or by a Governmental Entity, the Company shall continue to take all reasonable steps necessary to hold the Company Meeting and to cause the Arrangement to be voted on at the Company Meeting and shall not propose to adjourn or postpone the Company Meeting other than as contemplated by Section 2.3(1).
(4) Subject to the terms of this Agreement, the Company shall use its reasonable best efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by the Purchaser, acting reasonably, using dealer and proxy solicitation services and cooperating with any persons engaged by the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution; provided, however, if the Company makes any Change in Recommendation in accordance with Section 7.2(9), it shall remain obligated to solicit proxies, but shall no longer be obligated to recommend approval of the Arrangement Resolution.
(5) The Company shall consult with the Purchaser in fixing the date of the Company Meeting and allow the Purchaser’s representatives and legal counsel to attend the Company Meeting.
(6) The Company shall advise the Purchaser as the Purchaser may reasonably request, and at least on a daily basis on each of the last five business days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution.
(7) The Company shall promptly advise the Purchaser of any written notice of dissent or purported exercise by any Shareholder of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, any written communications sent by or on behalf of the Company to any Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution. The Company shall not make any payment or settlement offer, or agree to any such settlement, prior to the Effective Time with respect to any such notice of dissent or purported exercise of Dissent Rights unless the Purchaser shall have given its prior written consent to such payment, settlement offer or settlement as applicable.
2.4 The Company Circular
(1) Subject to compliance by the Purchaser with this Section 2.4, promptly after the execution of this Agreement, the Company shall prepare and complete the Company Circular together with any other documents required by the CBCA, Securities Laws and other applicable Laws and the rules and policies of the Exchanges in connection with the Company Meeting and the Arrangement, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and other documentation required in connection with the Company Meeting to be filed and to be sent to each Shareholder and other persons as required by the Interim Order and applicable Laws, in each case so as to permit the Company Meeting to be held within the time required by Section 2.3(1).
(2) The Company shall ensure that the Company Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Company Circular shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (provided that the Company shall not be responsible for the accuracy of any information furnished by the Purchaser Parties) and shall provide the Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. Subject to Section 7.2(9), the Company Circular shall include the unanimous recommendation (subject to abstentions) of the Board of Directors that the Shareholders vote in favour of the Arrangement Resolution and shall include a copy of the Fairness Opinions.
(3) The Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Company Circular and other documents related thereto, and reasonable consideration shall be given to any comments made by the Purchaser and its counsel, provided that all information relating solely to the Purchaser Parties included in the Company Circular shall be in form and content satisfactory to the Purchaser, acting reasonably.
(4) The Purchaser shall furnish to the Company all such information concerning the Purchaser Parties and any financing sources, as applicable, as may be reasonably required by the Company in the preparation of the Company Circular and other documents related thereto, and the Purchaser shall ensure that no such information provided by the Purchaser specifically for inclusion in the Company Circular shall contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Company Circular in order to make any information so furnished by the Purchaser not misleading in light of the circumstances in which it is disclosed.
(5) The Purchaser shall indemnify and save harmless the Company, its subsidiaries and their respective directors, officers, employees, agents, advisors and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, any subsidiary of the Company or any of their respective directors, officers, employees, agents, advisors or representatives may be subject or may suffer, in any way caused by, or arising, directly or indirectly, from or in consequence of:
(a)	any misrepresentation or alleged misrepresentation in any information included in the Company Circular that is provided by the Purchaser Parties or their affiliates in writing for the purpose of inclusion in the Company Circular; and

(b)	any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any misrepresentation or any alleged misrepresentation in any information related solely to the Purchaser Parties or their affiliates and provided by the Purchaser Parties or their affiliates in writing for the purpose of inclusion in the Company Circular.
(6) The Company and the Purchaser shall promptly notify each other if at any time before the Effective Date it becomes aware that the Company Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the Company Circular, as required or appropriate, and the Company shall, subject to compliance by the Purchaser with this Section 2.4, and, if required by the Court or applicable Laws, promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to the Shareholders and file the same with the Securities Authorities and as otherwise required.

2.5 Final Order
If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, the Company shall as soon as reasonably practicable thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.
2.6 Court Proceedings
Subject to the terms and conditions of this Agreement, the Purchaser shall cooperate with, assist and consent to the Company seeking the Interim Order and the Final Order, including by providing to the Company on a timely basis any information required to be supplied by the Purchaser concerning the Purchaser Parties in connection therewith. The Company shall provide legal counsel to the Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, shall give reasonable consideration to all such comments and shall accept the reasonable comments of the Purchaser and its legal counsel with respect to any such information required to be supplied by the Purchaser and included in such material. In addition, the Company shall not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that the Company is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement, the agreements that it contemplates and the Plan of Arrangement. The Company shall also provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance, proceedings and evidence served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom.
2.7 Stock Options; Rollover Options; PSUs; SARs
(1) Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all Options outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred by the holders thereof to the Company at the time stipulated in the Plan of Arrangement, and each holder of Options (whether vested or unvested) shall be entitled to receive from or on behalf of the Company in respect of each such Option a cash amount equal to the excess, if any, of (a)(i) the Consideration multiplied by (ii) the number of Shares issuable upon the exercise of such Option over (b) the applicable exercise price in respect of such Option, subject to applicable withholding Taxes, and the Company shall be permitted to and shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.
(2) Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all Rollover Options outstanding immediately prior to the Effective Time (whether vested or unvested) shall be exchanged for Holdco Replacement Options on the terms set forth in the Plan of Arrangement, and the Company shall be permitted to and shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.
(3) Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all PSUs outstanding immediately prior to the Effective Time (whether vested or unvested), in the amounts and in the names of the holders set forth in Schedules E(e)-4 and E(e)-5 of the Company Disclosure Letter (assuming a performance factor of one for each PSU granted to holders), shall be transferred by the holders thereof to the Company at the time stipulated in the Plan of Arrangement, and each holder of such PSUs (whether vested or unvested) shall be entitled to receive from or on behalf of the Company in respect of each such PSU (a) in the case of each outstanding PSU issued under the Long Term Incentive

Plan, a cash amount equal to the Consideration and (b) in the case of each outstanding PSU issued under the Prior Incentive Plan, a cash amount equal to the excess, if any, of the Consideration over the reference price for such PSU, in each case subject to applicable withholding Taxes, and the Company shall be permitted to and shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.
(4) Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all SARs outstanding immediately prior to the Effective Time (whether vested or unvested) shall be transferred by the holders thereof to the Company at the time stipulated in the Plan of Arrangement, and each holder of SARs (whether vested or unvested) shall be entitled to receive from or on behalf of the Company in respect of each SAR a cash amount equal to the excess, if any, of (a)(i) the Consideration multiplied by (ii) the number of Shares to which the value of such SAR is referenced over (b) the applicable grant value in respect of such SAR, subject to applicable withholding Taxes, and the Company shall be permitted to and shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.
2.8 Articles of Arrangement and Effective Date
(1) The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule B and any amendments or variations thereto made in accordance with Section 9.12 and the terms thereof or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably.
(2) As soon as practicable, but, subject to the proviso below, in no event later than the second business day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) set forth in Article VI, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by the Company with the Director; provided that the Company (a) shall not file the Articles of Arrangement with the Director prior to the earlier of (i) a date during the Marketing Period specified by the Purchaser on no less than two business days’ notice to the Company, and (ii) the last day of the Marketing Period and (b) shall not be required to file the Articles of Arrangement with the Director unless it has received the written confirmations of the funding referred to in Sections 2.9(1) and 2.9(2) in form satisfactory to it, acting reasonably, and the Purchaser has advanced the Purchaser Loan as provided for in
Section 2.9(2).
(3) Subject to the terms hereof, the Company shall specify in writing the date the Articles of Arrangement are to be filed (the “Filing Date”) on no less than two business days’ notice to the Purchaser, which notice shall also indicate the time on the Filing Date that the Company intends to file the Articles of Arrangement with the Director (the time so indicated, the “Filing Time”).
(4) From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law. The closing of the transactions contemplated hereby shall take place on the Effective Date at the offices of Ogilvy Renault LLP, Suite 3800, Royal Bank Plaza, South Tower, 200 Bay Street, Toronto, Ontario and Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York or at such other location as may be agreed upon by the Parties.

2.9 Payment of Consideration
(1) The Purchaser shall, on the Filing Date and immediately prior to the Filing Time, provide the Depositary with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, acting reasonably, and, in any event, be subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set forth in Article VI at the Effective Time) to pay in full the aggregate Consideration for all of the Class A Shares and Class B Shares to be acquired pursuant to the Arrangement.
(2) The Purchaser shall, on the Filing Date and immediately prior to the Filing Time, provide the Depositary, on behalf of the Company, with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, acting reasonably, and, in any event, be subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set forth in Article VI at the Effective Time) to pay in full the aggregate consideration (the “Plans Consideration”) payable on the transfer of the Options, PSUs and SARs pursuant to the Arrangement in accordance with Section 2.7. In addition, the Purchaser shall advance in full to, or as directed by, the Company the Purchaser Loan in accordance with Section 7.9(4).
(3) The Company, the Purchaser and the Depositary shall be entitled to deduct and withhold from any amounts payable to any person pursuant to this Agreement and under the Plan of Arrangement such amounts as the Company or the Purchaser determines, acting reasonably, are required or permitted to be deducted or withheld with respect to such payment under the Tax Act, the IRC or any provision of any other applicable Law. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to such person as the remainder of the payment in respect of which such deduction and withholding were made.
(4) If, on or after the date hereof, the Company declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Shares (other than the redemption of the Ordinary Shares and other than the payment of dividends declared prior to the date hereof), or sets a record date therefor that is prior to the Effective Date, then the Consideration shall be adjusted to reflect such dividend or other distribution by way of a reduction in the Consideration by an amount equal to the value of such dividend.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
3.1 Representations and Warranties of the Company
Except as disclosed in the Company Disclosure Letter, the Company hereby represents and warrants to and in favour of the Purchaser as set forth in Schedule E and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.
3.2 Company Disclosure Letter
Contemporaneously with the execution and delivery of this Agreement, the Company is delivering to the Purchaser the Company Disclosure Letter required to be delivered pursuant to this Agreement, which sets out the disclosures, exceptions and exclusions contemplated or permitted by this Agreement, including certain exceptions and exclusions to the representations and warranties and covenants of the Company contained in this Agreement. The disclosure of any item in the Company Disclosure Letter shall constitute disclosure or, as applicable, exclusion of that item for the Company Disclosure Letter where the relevance of that item as an exception to (or a disclosure for the purposes of) the applicable representations and warranties and covenants is reasonably apparent. The Company shall be permitted to include an express cross-reference to an item in the Company Filings in the Company Disclosure Letter so long as the information provided in the Company Disclosure Letter on which information is disclosed is meaningful and not misleading and further provided that no qualification or disclosure shall be made by reference to the risk factors or forward-looking statements sections of the Company Filings.
3.3 Survival of Representations and Warranties of the Company
The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
4.1 Representations and Warranties of the Purchaser
The Purchaser hereby represents and warrants to and in favour of the Company as set forth in Schedule F and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.
4.2 Survival of Representations and Warranties of the Purchaser
The representations and warranties of the Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.
ARTICLE V
COVENANTS OF COMPANY AND THE PURCHASER
5.1 Covenants of the Company Regarding the Conduct of Business
(1) The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms (the “Interim Period”), except (a) as set out in Schedule 5.1(2)(f) and Schedule 5.1(2)(l) of the Company Disclosure Letter, (b) as required or permitted by this Agreement, (c) as required by applicable Law or by a Governmental Entity, or (d) with the prior written consent of the Purchaser, the Company shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice. Except as contemplated hereby or with the prior written consent of the Purchaser, the Company shall, and shall ensure that each of its subsidiaries shall, use reasonable best efforts to maintain and preserve its business organization and goodwill and assets, to keep available the services of its employees and to maintain satisfactory relationships with others having business relationships with the Company and its subsidiaries and shall not make any material change in the business, assets, liabilities, operations, insurance, capital or affairs of the Company and its subsidiaries. The Company shall comply in all materials respects with all applicable Laws affecting the operation of the business of the Company and its subsidiaries.
(2) Without limiting the generality of the foregoing, during the Interim Period and subject to the exceptions set forth in Section 5.1(1), the Company shall not, nor shall it permit any of its subsidiaries to, other than with the prior written consent of the Purchaser, which consent (except in the case of clauses (a) to (e) inclusive) shall not be unreasonably withheld, conditioned or delayed:
(a)	amend its articles, by-laws or, in the case of any subsidiary which is not a corporation, its similar organizational documents;

(b)	split, combine or reclassify any shares of the Company or declare, set aside or pay any dividend or other distribution in stock or property (other than cash) or any combination thereof, other than dividends or distributions from a subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company;

(c)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries, except for the redemption of the Ordinary Shares in accordance with the Plan of Arrangement;

(d)	issue, deliver, sell or grant any Lien, or authorize the issuance, delivery, sale or Lien, with respect to any shares of capital stock, any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock, or payable by reference to the value of such capital stock, of the Company or any of its subsidiaries, or any PSUs or SARs, other than: (i) the issuance of Class A Shares under the Employee Share Purchase Plan or on the exercise or termination of Options outstanding on the date hereof under the Stock Option Plan, (ii) the issuance of any shares of capital stock of any wholly-owned subsidiary of the Company to the Company or any other wholly-owned subsidiary of the Company; or (iii) any conversion of Class A Shares into Class B Shares or Class B Shares into Class A Shares as permitted pursuant to the Company’s articles and/or the Coattail Agreement;

(e)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation, reorganization or winding-up of the Company or any of its subsidiaries or reorganize, amalgamate or merge the Company or any of its subsidiaries with any other person;

(f)	other than the acquisition, in the ordinary course of business, of Parts to replace Parts owned by the Company or its subsidiaries as of the date hereof, acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $5 million and subject to a maximum of $20 million in the aggregate for all such transactions, other than pursuant to the Aircraft purchase, lease and disposition schedule set forth in Schedule 5.1(2)(f) of the Company Disclosure Letter;

(g)	sell, lease or otherwise transfer, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses, having a cost or providing proceeds, as applicable, on a per transaction or series of related transactions basis, in excess of $5 million and subject to a maximum of $20 million in the aggregate for all such transactions, other than in respect of obsolete, damaged or destroyed assets and other than pursuant to the Aircraft purchase, lease and disposition schedule set forth in Schedule 5.1(2)(f) of the Company Disclosure Letter;

(h)	make, in one transaction or in a series of related transactions, any loans, advances or capital contributions to, or investments in, in an amount on a per transaction or series of related transactions basis in excess of $5 million individually or $5 million in the aggregate to or in any other person, other than the Company or any wholly-owned subsidiary of the Company;
(i)	prepay any long-term indebtedness before its scheduled maturity or create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, including indebtedness incurred under credit facilities in existence on the date hereof or under replacements therefor, such that the aggregate indebtedness of the Company and its subsidiaries, on a consolidated basis, would exceed the amount identified as such in the Company Disclosure Letter, other than: (i) indebtedness owing by one wholly-owned subsidiary of the Company to the Company or any wholly-owned subsidiary of the Company or of the Company to another wholly-owned subsidiary of the Company; or (ii) as contemplated by Section 7.9;

(j)	except as may be required by applicable Law, the terms of any existing Company Plan or collective bargaining agreement or any existing agreement in writing: (i) increase any severance, change of control, bonus or termination pay to (or amend any existing arrangement with) any Company Employee, director or officer of the Company or any of its subsidiaries; (ii) increase the benefits payable under any existing severance or termination pay policies or employment agreements with any current or former director or officer of the Company or any of its subsidiaries; (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or officer of the Company or any of its subsidiaries or, other than in the ordinary course of business consistent with past practice, any Company Employee (other than a director or officer); (iv) increase compensation, bonus levels or other benefits payable to any director or officer of the Company or any of its subsidiaries or, other than in the ordinary course of business consistent with past practice, any Company Employee (other than a director or officer); (v) loan or advance money or other property by the Company or its subsidiaries to any of their present or former directors, officers or Company Employees; (vi) establish, adopt, enter into, amend or terminate any Company Plan (or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Plan if it were in existence as of the date hereof) or collective bargaining agreement; (vii) grant any equity or equity-based awards; or (viii) increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution under any Company Plan;

(k)	waive, release, assign, settle or compromise any claim in a manner that could require a payment by, or release another person of an obligation to, the Company or any of its subsidiaries of $5 million individually, or $10 million in aggregate, or could reasonably be expected to have a Material Adverse Effect or to adversely affect in any material respect the ability of the Company to complete the transactions contemplated by this Agreement;

(l)	except as set forth in Schedule 5.1(2)(l) of the Company Disclosure Letter, enter into any Contract which would be a Material Contract if in existence on the date hereof (other than the renewal of a Contract in existence on the date hereof on terms materially consistent with terms in existence on the date hereof) or terminate, fail to renew, cancel, waive, release, assign, grant or transfer any rights of material value or amend, modify or change in any material respect any existing Material Contract;

(m)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its subsidiaries or any successor thereto or that would, after the Effective Time, limit or restrict in any material respect the Company or any of its subsidiaries, from competing in any manner that is material to the Company in any location or with any person, other than in connection with the renewal or extension of any existing agreements, licenses or arrangements on substantially similar terms;

(n)	make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Permits;

(o)	make any material change in the Company’s methods of accounting, except as required by concurrent changes in GAAP, or pursuant to written instructions, comments or orders from any applicable Securities Authority;

(p)	(i) change in any material respect any of its methods of reporting income or deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the taxation year ending April 30, 2007 except as may be required by applicable Law, (ii) make or revoke any material election relating to Taxes, (iii) settle, compromise or agree to the entry of judgment with respect to any proceeding relating to Taxes, (iv) enter into any Tax sharing, Tax allocation or Tax indemnification agreement, or (v) make a request for a Tax ruling to any Taxing Authorities; or

(q)	agree, resolve or commit to do any of the foregoing.
(3) During the Interim Period, except as contemplated in Section 7.7, the Company shall and shall ensure that its subsidiaries shall use their reasonable best efforts to cause the current insurance (or re-insurance) policies of the Company and its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse or change in a manner adverse to the Company, unless simultaneously with such termination, cancellation, lapse or change, replacement policies providing coverage similar to or greater than the coverage under the cancelled, terminated, lapsed or changed policies are in full force and effect.
(4) The Company shall use reasonable best efforts, including any contractual rights available to it, to cause ACN to comply with the provisions of this Section 5.1 as if it were a subsidiary of the Company for the purposes of this Section.
5.2 Purchaser Financing
(1) Without limiting the generality of Section 5.3, the Purchaser shall use its reasonable best efforts to consummate the financings contemplated by the Commitment Letter and the Equity Commitment Letter as soon as reasonably practicable, but in any event prior to the Outside Date, on the terms and conditions described therein (provided that, subject to compliance with Section 5.2(5), the Purchaser may amend or replace the Commitment Letter or the Equity Commitment Letter so long as the terms of such amendment or replacement would not materially expand upon the conditions precedent set forth in the Commitment Letter and/or the Equity Commitment Letter, as applicable, or otherwise materially impair the ability of the Purchaser to perform its obligations hereunder or be inconsistent with the provisions hereof), including negotiating and entering into definitive credit or loan or other agreements and all other documentation with respect to the financings contemplated thereby (or any substitute financing commitment). The Purchaser shall deliver to the Company correct and complete copies of such executed definitive agreements and documentation promptly when available and drafts thereof from time to time upon reasonable request by the Company.

(2) The Purchaser shall use its reasonable best efforts to satisfy, on a timely basis, in all material respects all covenants, terms, representations and warranties and conditions within its control applicable to the Purchaser in the Commitment Letter and the Equity Commitment Letter and accommodate the financings provided for under the Commitment Letter and the Equity Commitment Letter and, upon breach, will enforce its rights under the Commitment Letter and the Equity Commitment Letter.
(3) The Purchaser shall keep the Company reasonably informed with respect to all material activity concerning the status of the financings referred to in this Section 5.2 and shall give the Company prompt notice upon becoming aware of any material change with respect to any such financings. Without limiting the generality of the foregoing, the Purchaser agrees to notify the Company promptly if at any time prior to the Effective Time: (a) the Commitment Letter or the Equity Commitment Letter shall expire or be terminated for any reason; (b) any event occurs that, with or without notice, lapse of time or both, would individually or in the aggregate, constitute a default or breach on the part of the Purchaser under any material term or condition of the Commitment Letter or the Equity Commitment Letter or any other definitive agreement or documentation referred to in this Section 5.2 or if the Purchaser has any reason to believe that it shall be unable to satisfy, on a timely basis, any term or condition of any financing referred to in this Section 5.2 to be satisfied by it, that in each case would reasonably be expected to impair the ability of the Purchaser to consummate the financings; or (c) the financing source that is a party to the Commitment Letter or the Equity Commitment Letter advises the Purchaser or any Purchaser Party, whether orally or in writing, that such source (and, in the case of the Commitment Letter, other sources to whom the financing commitment under the Commitment Letter may have been syndicated) either no longer intend(s) to provide or underwrite any financing referred to in this Section 5.2 on the terms set forth in the Commitment Letter or the Equity Commitment Letter, as applicable, or request(s) amendments or waivers thereto that are or could reasonably be expected to be materially adverse to the timely completion by the Purchaser of the transactions contemplated by this Agreement.
(4) Other than in connection with and as contemplated in this Agreement, the Purchaser shall not, without the prior written consent of the Company, take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financings, that would reasonably be expected to materially impair, delay or prevent the Purchaser obtaining the financing contemplated by this Section 5.2.
(5) The Purchaser shall not amend or alter, or agree to amend or alter, the Commitment Letter or the Equity Commitment Letter or any other definitive agreement or documentation referred to in this Section 5.2 in any manner that would reasonably be expected to materially impair, delay or prevent the consummation of the transactions contemplated by this Agreement, in each case without the prior written consent of the Company.
(6) If the Commitment Letter or the Equity Commitment Letter is terminated or modified in a manner materially adverse to the Purchaser’s ability to complete the transactions contemplated by this Agreement for any reason, the Purchaser shall use its reasonable best efforts to: (a) obtain, as promptly as practicable, and, once obtained, provide the Company with a copy of, one or more new financing commitments in an amount sufficient to consummate the transactions contemplated by this Agreement not subject to any condition precedent materially less favourable from the perspective of the Company than the conditions precedent contained in the Commitment Letter and/or the Equity Commitment Letter, as the case may be, (provided that the Purchaser shall not be required to use reasonable best efforts to obtain any commitments that are on terms less favourable to the Purchaser (as determined in the reasonable judgment of the Purchaser) than those in the Commitment Letter and/or the Equity Commitment Letter); (b) negotiate and enter into definitive credit, loan or other agreements and all required documentation with such third parties as may be necessary for the Purchaser to obtain such funds on terms and conditions consistent with such new financing commitments, as soon as reasonably practicable but in any event prior to the Outside Date, and deliver to the Company correct and complete copies of such executed definitive agreements and documentation promptly when available; (c) satisfy, on a timely basis, in all material respects all covenants, terms, representations and warranties and conditions applicable to the Purchaser in respect of such new financing commitments and all other required agreements and documentation referred to in this Section 5.2 and enforce its rights under such new financing commitments and agreements and documentation; and (d) obtain funds under such commitments to the extent necessary to consummate the transactions contemplated by this Agreement. Any such replacement commitments shall be deemed to constitute the Commitment Letter or the Equity Commitment Letter, as applicable, for the purposes of Section 7.8 and this Section 5.2.
(7) The Purchaser acknowledges and agrees that its obtaining financing is not a condition to any of its obligations hereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Purchaser. For the avoidance of doubt, if any financing referred to in this Section 5.2 is not obtained, the Purchaser shall continue to be obligated to consummate the transactions contemplated by this Agreement, subject to and on the terms contemplated by this Agreement.
5.3 Mutual Covenants
(1) Subject to the terms and conditions of this Agreement, the Purchaser and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Arrangement and the transactions contemplated by this Agreement as soon as practicable, including:
(a)	preparing and filing as promptly as practicable, and in any event prior to the expiration of any legal deadline, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals and using their reasonable best efforts to obtain and maintain such Regulatory Approvals;

(b)	in the case of the Company, unless this Agreement shall have been terminated in accordance with Section 8.1, submitting the Arrangement Resolution for approval by the Shareholders at the Company Meeting in accordance with Section 2.3(1);
(c)	in the case of the Company, using its reasonable best efforts to obtain all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments and modifications to Material Contracts (i) in connection with, or required to permit, the completion of the Arrangement and the transactions contemplated by this Agreement and (ii) required in order to maintain the Material Contracts (including the Contracts set forth in Schedule 6.2(d) of the Company Disclosure Letter) in full force and effect following completion of the Arrangement, in each case on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any consideration or incur any liability or obligation to or in respect of any such other party without the prior written consent of the Purchaser;

(d)	opposing any injunction or restraining or other order seeking to stop, or otherwise adversely affecting each of its ability to consummate, the Arrangement and defending, or causing to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the Arrangement and the transactions contemplated hereby;

(e)	using, and, in the case of the Company, causing its subsidiaries to use, reasonable best efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to consummate the Arrangement;

(f)	carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements which applicable Laws may impose on it or its subsidiaries or affiliates with respect to the transactions contemplated hereby; and

(g)	not taking any action, or permitting any action to be taken or commercially reasonable action to not be taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the completion of the Arrangement or to prevent or materially delay the completion of the transactions contemplated under this Agreement (including the satisfaction of any condition set forth in Article VI) or any Regulatory Approval, in each case, except as specifically permitted by this Agreement.
(2) The Parties shall cooperate in the preparation of any application for the Regulatory Approvals and any other orders, clearances, consents, rulings, exemptions, no-action letters and approvals reasonably deemed by either the Purchaser or the Company to be necessary to discharge their respective obligations under this Agreement or otherwise advisable under applicable Laws in connection with the Arrangement and this Agreement. In connection with the foregoing, each Party shall furnish, on a timely basis, all information as may be reasonably required by the other Party or by any Governmental Entity to effectuate the foregoing actions, and each covenants that, to its knowledge, no information so furnished by it in writing shall contain a misrepresentation.
(3) The Parties shall consult with, and consider in good faith any suggestions or comments made by, the other Party with respect to the documentation relating to the Regulatory Approvals process, provided that, to the extent any such document contains any information or disclosure relating to a Party or any affiliate of a Party, such Party shall have approved such information or disclosure prior to the submission or filing of any such document (which approval shall not be unreasonably withheld or delayed).
(4) Subject to applicable Laws, the Parties shall cooperate with and keep each other fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement or this Agreement, and shall not make any submissions or filings, participate in any meetings or any material conversations with any Governmental Entity in respect of any filings, investigations or other inquiries related to the Arrangement or this Agreement unless it consults with the other Party in advance and, to the extent not precluded by such Governmental Entity, gives the other Party the opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings. Notwithstanding the foregoing, submissions, filings or other written communications with any Governmental Entity may be redacted as necessary before sharing with the other Party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that external legal counsel to the Purchaser and the Company shall receive non-redacted versions of drafts or final submissions, filings or other written communications to any Governmental Entity on the basis that the redacted information shall not be shared with their respective clients. The Parties shall request that the Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis and, to the extent that a public hearing is held, the Parties shall request the earliest possible hearing date for the consideration of the Regulatory Approvals.

(5) Each of the Purchaser and the Company shall promptly notify the other if at any time before the Effective Time it becomes aware that:
(a)	any application for a Regulatory Approval or other filing under applicable Laws made in connection with this Agreement, the Arrangement or the transactions contemplated herein contains a misrepresentation; or

(b)	any Regulatory Approval or other order, clearance, consent, ruling, exemption, no-action letter or other approval applied for as contemplated herein which has been obtained contains or reflects or was obtained following submission of any application, filing, document or submission as contemplated herein that contained a misrepresentation, such that an amendment or supplement to such application, filing, document or submission or order, clearance, consent, ruling, exemption, no-action letter or approval may be necessary or advisable. In such case, the Parties shall cooperate in the preparation of such amendment or supplement as required.
(6) Notwithstanding anything in this Agreement to the contrary, if any objections are asserted with respect to the transactions contemplated hereby under any applicable Law, or if any proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated hereby as violative of or not in compliance with the requirements of any applicable Law, the Parties shall use their reasonable best efforts consistent with the terms hereof to resolve such proceeding so as to allow the Effective Time to occur on or prior to the Outside Date.
(7) Without limiting the generality of the foregoing, in exercising its reasonable best efforts, the Purchaser shall, and shall cause its affiliates to, take any and all steps necessary to obtain the Key Non-Transportation Regulatory Approvals as promptly as practicable including agreeing in respect of any of the businesses, properties, assets, operations, rights or interests of the Purchaser Parties and their subsidiaries and affiliates (including any businesses, properties, assets, operations, rights or interests acquired or to be acquired by the Purchaser contemplated hereby): (a) to any and all divestitures, licensing, hold separate or similar arrangements with respect to assets or conduct of business arrangements; (b) to terminate any and all existing relationships and contractual rights and obligations; (c) to commit to, enter into, register or effect any and all undertakings or consent agreements, and (d) to satisfy, assent to and/or comply with the terms and conditions of any approval, in each such case without any reduction of the Consideration. In fulfillment of this covenant, and in addition to its obligations under Section 5.3(1), the Purchaser shall, among other steps or actions and without limiting the scope of the Purchaser’s obligations, oppose fully and vigorously any action relating to this Agreement or the transactions contemplated hereby, including to appeal promptly any adverse decision or order by any Governmental Entity or, if requested by the Company, to commence or defend, or threaten to commence or defend, and to pursue vigorously litigation reasonably believed by the Company to be helpful in obtaining authorization from Governmental Entities or in terminating any outstanding Proceedings to enable the consummation of the transactions contemplated hereby; it being understood that the costs and expenses of all such legal actions shall be borne by the Purchaser.
5.4 Public Communications
Subject to Section 2.4, none of the Company or the Purchaser Parties shall, and each shall cause its respective representatives not to, issue any press release or otherwise make any disclosure relating to this Agreement or the Arrangement without the consent of the Parties hereto (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall be subject to the Company’s overriding obligation to make any disclosure or filing required under applicable Laws, and in such circumstances the Company shall use all reasonable best efforts to give prior oral or written notice to the Purchaser Parties and reasonable opportunity for the Purchaser Parties and its legal counsel to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing.
ARTICLE VI
CONDITIONS
6.1 Mutual Conditions Precedent
The obligations of the Parties to complete the Arrangement and the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:
(a)	the Arrangement Resolution shall have been approved by the Shareholders at the Company Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or materially modified in a manner unacceptable to the Company or the Purchaser, acting reasonably, on appeal or otherwise;
(c)	no applicable Law shall be in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement or the other transactions contemplated by this Agreement;

(d)	the Key Non-Transportation Regulatory Approvals shall have been obtained or concluded and, in the case of waiting or suspensory periods, such periods shall have expired or have been terminated; and

(e)	this Agreement shall not have been terminated in accordance with its terms.
6.2 Additional Conditions Precedent to the Obligations of the Purchaser
The obligations of the Purchaser to complete the transactions contemplated by this Agreement and pay the aggregate Consideration pursuant to Section 2.9 shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the Purchaser and may be waived by the Purchaser):
(a)	all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects, and the Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)	the representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the date hereof and as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect (other than the representations and warranties contained in paragraphs (b), (d)(i), (i)(ii) and (y) of Schedule E and in the first two sentences of paragraph (e) of Schedule E, which shall be true and correct in all respects, and other than the representations and warranties contained in paragraph (e) of Schedule E (except for the first two sentences), which shall be true and correct in all material respects), and the Purchaser shall have received a certificate of the Company addressed to the Purchaser and dated the Effective Date, signed on behalf of the Company by two senior executive officers of the Company (on the Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(c)	since the date hereof, there shall not have been or occurred a Material Adverse Effect;

(d)	the consent of the counterparty to each Contract set forth in Schedule 6.2(d) of the Company Disclosure Letter to the acquisition by the Purchaser of the Class A Shares and the Class B Shares shall have been obtained to the extent required under such Contract;

(e)	the Transportation Regulatory Approvals shall have been obtained or concluded and, in the case of waiting or suspensory periods, expired or have been terminated;

(f)	the aggregate number of Class A Shares and Class B Shares held, directly or indirectly, by those holders of such shares who have validly exercised Dissent Rights and not withdrawn such exercise in connection with the Arrangement (or instituted proceedings to exercise Dissent Rights) shall not exceed 10% of the aggregate number of Class A Shares and Class B Shares outstanding as of the Effective Time; and

(g)	the Plan of Arrangement shall not have been modified or amended in a manner adverse to the Purchaser without the Purchaser’s consent.
6.3 Additional Conditions Precedent to the Obligations of the Company
The obligations of the Company to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company):
(a)	all covenants of the Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser in all material respects, and the Company shall have received a certificate of the Purchaser, addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by two of its senior executive officers (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)	the representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, and except in each case, for those representations and warranties that are subject to a materiality qualification, which must be true and correct in all respects), and the Company shall have received a certificate of the Purchaser, addressed to the Company and dated the Effective Date, signed on behalf of the Purchaser by two senior executive officers of the Purchaser (on the Purchaser’s behalf and without personal liability), confirming the same as of the Effective Date;

(c)	the Purchaser shall have deposited or caused to be deposited with the Depositary in escrow in accordance with Section 2.9 the funds required to effect payment in full of (i) the aggregate Consideration to be paid for the Class A Shares and Class B Shares pursuant to the Arrangement; and (ii) the Plans Consideration, and the Company shall have received written confirmation of the irrevocable wire transfer of the funds referred to in this Section 6.3(c) in form satisfactory to it, acting reasonably;

(d)	the Purchaser shall have advanced in full to, or as directed by, the Company the Purchaser Loan in accordance with Section 2.9; and

(e)	with respect to all Transportation Regulatory Approvals the failure of which to obtain or conclude could result in criminal, quasi-criminal or administrative liability or penalties to a director or officer of the Company or any of its subsidiaries, such Transportation Regulatory Approvals shall have been obtained or concluded and, in the case of waiting or suspensory periods, expired or have been terminated.
6.4 Satisfaction of Conditions
The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following the filing of the Articles of Arrangement in accordance with the terms of this Agreement. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.9 hereof shall be released from escrow when the Certificate of Arrangement is issued by the Director without any further act or formality required on the part of any person.
ARTICLE VII
ADDITIONAL AGREEMENTS
7.1 Notice and Cure Provisions
(1) Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:
(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time.
(2) The Purchaser may not exercise its right to terminate this Agreement pursuant to Section 8.1(1)(c)(ii) and the Company may not exercise its right to terminate this Agreement pursuant to Section 8.1(1)(d)(ii) unless the Party seeking to terminate this Agreement shall have delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is reasonably capable of being cured (except matters arising out of the failure to make appropriate disclosure in the Company Disclosure Letter), no Party may exercise such termination right until the earlier of (a) the Outside Date and (b) the date that is 30 days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Company Meeting, such meeting shall, unless the Parties agree otherwise, be postponed or adjourned until the earlier of (i) five business days prior to the Outside Date and (ii) the date that is 30 days following receipt of such notice by the Party to whom the notice was delivered (without causing any breach of any other provision contained herein).
(3) Each Party shall promptly notify the other Party of (a) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such Party, its subsidiaries or its representatives), and (b) any material legal actions threatened or commenced against or otherwise affecting such Party or any of its subsidiaries or affiliates that are related to the transactions contemplated by this Agreement.
7.2 Non-Solicitation
(1) Except as expressly provided in this Section 7.2, the Company shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of the Company or any of its subsidiaries (collectively, “Representatives”): (a) solicit, facilitate, knowingly encourage or initiate any inquiries or proposals regarding an Acquisition Proposal; (b) encourage or participate in any discussions or negotiations, including by furnishing any information relating to the Company or any of its subsidiaries or affording access to the business, properties, assets, books or records of the Company or its subsidiaries, with any person (other than the Purchaser Parties) regarding an Acquisition Proposal; (c) make a Change in Recommendation; (d) accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than ten days following the formal announcement of such Acquisition Proposal shall not be considered to be in violation of this Section 7.2(1)); or (e) accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse, recommend or enter into, any Contract in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2(3)).
(2) Except as otherwise provided in this Section 7.2, the Company shall, and shall cause its subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by the Company, its subsidiaries or any Representatives with respect to any actual or potential Acquisition Proposal, and, in connection therewith, the Company shall discontinue access to the Data Room (and not establish or allow access to any other data rooms, virtual or otherwise or otherwise furnish information) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding the Company and its subsidiaries previously provided to any such person or any other person and shall request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding the Company and its subsidiaries. The Company agrees that neither it, nor any of its subsidiaries, shall terminate, waive, amend or modify, and agrees to actively prosecute and enforce, any agreement containing standstill provisions and any provision of any existing confidentiality agreement or any standstill agreement to which it or any of its subsidiaries is a party (except to allow the person party to such provisions or agreement to privately propose an Acquisition Proposal to the Company and except that the Purchaser acknowledges that the automatic termination of the standstill provisions of such agreements as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 7.2(2)); provided that the foregoing shall not prevent the Board of

Directors from considering and accepting any new Acquisition Proposal that is determined to be a Superior Proposal that might be made by any such person, provided that the remaining provisions of this Section 7.2 are complied with.
(3) Notwithstanding Section 7.2(1), Section 7.2(2) and any other provision of this Agreement, if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Company Meeting, the Company receives a written Acquisition Proposal not resulting from a breach of this Section 7.2 that the Board of Directors determines in good faith, after consultation with its financial advisors and outside legal advisors, constitutes or could reasonably be expected to constitute a Superior Proposal, then the Company may, following compliance with Section 7.2(4):
(a)	furnish information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal;
provided that the Company shall not, and shall not allow its Representatives to, disclose any non-public information to such person without having entered into a confidentiality and standstill agreement with such person that contains provisions that are no less favourable to the Company than those contained in the Confidentiality Agreement except that such agreement need not restrict the ability of such person to privately propose an Acquisition Proposal to the Company (a correct and complete copy of which confidentiality and standstill agreement shall be provided to the Purchaser before any such non-public information is provided), provided that such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with the Company and may not restrict the Company or its subsidiaries from complying with this Section 7.2, and shall promptly provide to the Purchaser any material non-public information concerning the Company or its subsidiaries provided to such other person which was not previously provided to the Purchaser.
(4) The Company shall promptly (and in any event within 24 hours following receipt) notify the Purchaser (at first orally and thereafter in writing) in the event it receives after the date hereof an Acquisition Proposal (including any request for non-public information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or its subsidiaries, in each case, in connection with a potential Acquisition Proposal), including the material terms and conditions thereof (including the identity of the person making the Acquisition Proposal), and shall regularly and promptly inform the Purchaser in writing as to the status of developments and negotiations with respect to such Acquisition Proposal, including any changes to the material terms or conditions, of such Acquisition Proposal.
(5) Notwithstanding anything in this Agreement to the contrary, if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Company Meeting, the Company receives an Acquisition Proposal not resulting from a breach of this Section 7.2 that the Board of Directors concludes in good faith, after consultation with its financial and outside legal advisors, constitutes a Superior Proposal, the Board of Directors may, subject to compliance with the procedures set forth in Section 8.1(1)(d)(i), authorize the Company to terminate this Agreement and contemporaneously enter into a definitive agreement with respect to such Superior Proposal if the Board of Directors determines in good faith, after consultation with its outside legal advisors, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, if and only if:

(a)	it has provided the Purchaser with a copy of the Superior Proposal document, together with any financing documents supplied to the Company in connection therewith, and written confirmation from the Company that the Board of Directors has determined that the proposal constitutes a Superior Proposal; and

(b)	five business days (the “Matching Period”) shall have elapsed from the date that is the later of (i) the date the Purchaser received written notice advising the Purchaser that the Board of Directors has resolved, subject only to compliance with this Section 7.2, to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal and (ii) the date the Purchaser has received all of the materials set forth in Section 7.2(5)(a), (it being understood that the Company shall promptly inform the Purchaser of any amendment to the financial or other material terms of such Superior Proposal during such period).
(6) During the Matching Period, the Company agrees that the Purchaser shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors shall review any offer by the Purchaser to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties and in consultation with its financial and outside legal advisors, whether the Purchaser’s amended offer, upon acceptance by the Company would cause the Superior Proposal giving rise to the Matching Period to cease to be a Superior Proposal. If the Board of Directors so determines, the Company shall enter into an amended agreement with the Purchaser reflecting the Purchaser’s amended offer. If, after the expiry of the Matching Period, the Board of Directors continues to believe, in good faith, after consultation with its financial and outside legal advisors, that such Superior Proposal remains a Superior Proposal and therefore rejects the Purchaser’s amended offer, if any, or the Purchaser fails to enter into an agreement with the Company reflecting such amended offer, the Company and the Board of Directors may, subject to compliance with the other provisions hereof, effect a Change in Recommendation (other than of the type referred to in clause (D) of the definition thereof) and/or, subject to payment of the Termination Fee as set forth in Section 8.1(1)(d)(i), terminate this Agreement to enter into an agreement in respect of a Superior Proposal.
(7) In the event that the Company provides the notice contemplated by Section 7.2(5)(b) on a date which is less than five business days prior to the Company Meeting, the Purchaser shall be entitled to require the Company to adjourn or postpone the Company Meeting to a date that is not more than seven business days after the date of such notice.
(8) The Company acknowledges that each successive modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 7.2(5)(b) and shall initiate a new five business day period.
(9) Nothing contained in this Agreement, including Section 7.2(1), shall prohibit the Board of Directors from making a Change in Recommendation (other than of the type identified in clause (D) of the definition thereof) or from making any disclosure to any securityholders of the Company prior to the Effective Time, including for greater certainty disclosure of a Change in Recommendation, if, in the good faith judgment of the Board of Directors, after consultation with outside legal counsel, failure to take such action or make such disclosure would be a breach of the Board of Directors’ exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including its obligations under Rules 14e-2 and 14d-9 under the 1934 Act with regard to an Acquisition Proposal and by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws), provided that for greater certainty in the event of a Change of Recommendation and a termination by the Purchaser of this Agreement pursuant to Section 8.1(1)(c)(i), the Company shall pay the

Termination Fee as required by Section 7.3(2). The Board of Directors may not make a Change in Recommendation pursuant to the preceding sentence unless the Company gives the Purchaser at least two business days prior written notice of its intention to make such Change in Recommendation; provided that, for greater certainty, the foregoing limitation shall not apply in respect of any actions taken under Section 7.2(6) after the expiry of the Matching Period. In addition, nothing contained in this Agreement shall prevent the Company or the Board of Directors from calling and holding a meeting of the Shareholders, or any of them, requisitioned by the Shareholders, or any of them, in accordance with the CBCA or ordered to be held by a court in accordance with applicable Laws.
7.3 Expenses and Termination Fees
(1) The Purchaser shall pay all filing fees payable in connection with the Regulatory Approvals. Except as otherwise provided herein, each Party shall pay all other fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement.
(2) If a Termination Fee Event occurs, the Company shall pay as directed by the Purchaser in writing (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.3(3). For the purposes of this Agreement, “Termination Fee” means Cdn$38,500,000, less the amount of any non-resident withholding required by applicable Laws relating to Taxes which is concurrently remitted by the Company to the relevant Governmental Entity in respect of such amount, and “Termination Fee Event” means:
(a)	the termination of this Agreement pursuant to (i) Section 8.1(1)(c)(i), or (ii) Section 8.1(1)(d)(i), or (iii) any subsection of Section 8.1 if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 8.1(1)(c)(i); or

(b)	except where a Termination Fee has been paid, (i) the making or announcement or other public disclosure of an Acquisition Proposal, or an Acquisition Proposal otherwise becomes known to the Company or the Board of Directors, after the announcement of the transactions contemplated herein and prior to the termination of this Agreement, (ii) the exercise by the Company or the Purchaser of their respective termination rights under Section 8.1(1)(b)(i) or Section 8.1(1)(b)(iii) or by the Purchaser under Section 8.1(1)(c)(ii), and (iii) an Acquisition Proposal is consummated within a period of nine months from the exercise of such termination rights, or a definitive agreement with respect to an Acquisition Proposal is entered into by the Company and/or any of its subsidiaries within such nine-month period; provided, that for the purposes of this paragraph (b), all references to “20%” or “10%” in the definition of Acquisition Proposal shall be changed to “50%”.
(3) If a Termination Fee Event occurs in circumstances described in Section 7.3(2)(a)(ii) or due to a termination of this Agreement by the Company in circumstances described in Section 7.3(2)(a)(iii), the Termination Fee shall be paid simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by the Purchaser in circumstances described in Section 7.3(2)(a)(i) or (iii), the Termination Fee shall be paid within two business days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances described in Section 7.3(2)(b), the Termination Fee (less any amounts paid by the Company to the Purchaser under Section 7.3(4)) shall be paid immediately upon the earlier of entry by the Company and/or any of its subsidiaries into a definitive agreement with respect to an Acquisition Proposal or consummation of an Acquisition Proposal.

(4) In the event that this Agreement is:
(a)	terminated pursuant to the exercise by the Purchaser of its rights pursuant to Section 8.1(1)(c)(ii); or

(b)	terminated pursuant to the exercise (A) by the Company of its termination rights pursuant to Section 8.1(1)(d)(ii) or Section 8.1(1)(d)(iii), in each case if at the time of such termination there is no state of facts or circumstances (other than a state of facts or circumstances caused by a breach of this Agreement by the Purchaser) that would cause the conditions set forth in Section 6.1 and Section 6.2 not to be satisfied on or prior to the Outside Date, or (B) by the Company pursuant to Section 8.1(1)(b)(i), if at such time the Company would otherwise have been entitled to terminate this Agreement in the circumstances set forth in clause (A), provided that in each case the Marketing Period shall have been completed, then, (i) in the case of clause (a), in addition to the rights of the Purchaser under Section 7.3(2)(b) (including to any payment thereunder), the Company shall pay to the Purchaser by wire transfer in immediately available funds to an account designated by the Purchaser an amount equal to the Purchaser’s out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, up to a maximum amount of Cdn$12,000,000 against receipts therefor and (ii) in the case of clause (b), the Purchaser shall pay to the Company by wire transfer in immediately available funds to an account designated by the Company an amount equal to Cdn$61,400,000 (the “Break-Up Fee”). In each case, such payment shall be due within two business days of such termination.
(5) In no event shall the Company be required to pay to the Purchaser in connection with this Agreement, in the aggregate, an amount in excess of the Termination Fee.
(6) Each of the Parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.3 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive payment of the Break-Up Fee from the Purchaser pursuant to this Section 7.3 or the guaranty thereof pursuant to the Guaranty shall be the sole and exclusive remedy of the Company and its subsidiaries against the Purchaser, the Guarantor and any of their respective former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees for any loss suffered as a result of the failure of the transactions contemplated hereby to be consummated, and upon payment of such amount, none of the Purchaser, the Guarantor or any of their respective former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.
7.4 Access to Information; Confidentiality Agreement
(1) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any Contract of the Company or its subsidiaries, the Company shall:

(a)	give to the Purchaser and its representatives (including its financing sources) reasonable access to the offices, properties (including for the purpose of conducting environmental assessments and investigations), books and records, including correspondence with regulators and work papers, of the Company and its subsidiaries; and

(b)	furnish to the Purchaser and its representatives (including its financing sources) such financial and operating data and other information as such persons may reasonably request.
(2) Any investigation pursuant to this Section 7.4 shall be conducted during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Company and its subsidiaries. Neither the Purchaser nor any of its representatives shall contact officers or employees of the Company or any of its subsidiaries except after prior approval of Martin Lockyer, Vice President, Legal Services and Corporate Secretary, which approval shall not be unreasonably withheld, conditioned or delayed.
(3) Notwithstanding Section 7.4(1) or any other provision of this Agreement, the Company shall not be obligated to provide access to, or to disclose, any information to the Purchaser if the Company reasonably determines that such access or disclosure would violate applicable Law or jeopardize any attorney-client privilege claim by the Company or any of its subsidiaries; provided that the Company shall use its reasonable best efforts to put in place an arrangement to permit such disclosure without loss of attorney-client privilege.
(4) For greater certainty, the Purchaser Parties shall treat, and shall cause their respective representatives to treat, all information furnished to them or any of such representatives (including the Lenders and any of their representatives or advisors or any Purchaser Party) in connection with the transactions contemplated by this Agreement or pursuant to the terms of this Agreement (including information furnished pursuant to Section 7.8) in accordance with the terms of the Confidentiality Agreement; provided that the Purchaser shall be entitled to provide such information to its Lenders and investors in its debt financing and their respective representatives and rating agencies, subject to the confidentiality conditions set forth in the Confidentiality Agreement. Without limiting the generality of the foregoing, the Purchaser acknowledges and agrees that the Company Disclosure Letter and all information contained in it is confidential and shall be treated in accordance with the terms of the Confidentiality Agreement. However, nothing contained herein shall limit the ability of any person to disclose such information as is required by Law to any Taxing Authority.
7.5 Interim Period Consents
The Purchaser shall, promptly following the date hereof, designate two individuals from either of whom the Company may seek approval to undertake any actions not otherwise permitted to be taken under Section 5.1, and shall ensure that such persons shall respond, on behalf of the Purchaser, to the Company’s requests in an expeditious manner.
7.6 Employee Matters
From and after the Effective Time, the Purchaser shall honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its subsidiaries under any employment or collective bargaining agreements with current or former Company Employees and Company Plans in accordance with their terms as in effect immediately before the Effective Time; provided that no provision of this Section 7.6 shall preclude the Company from terminating or amending any Company Plan in accordance with its terms or as may be required by applicable Law nor give any

Company Employees any right to continued employment nor impair in any way the right of the Company or any of its subsidiaries to terminate the employment of any Company Employees.
7.7 Indemnification and Insurance
(1) From and after the Effective Time, the Purchaser shall, and shall cause the Company to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and to also advance expenses as incurred to the fullest extent permitted under applicable Law), each present and former director and officer of any of the Company and its subsidiaries (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceedings arising out of or related to such Indemnified Person’s service as a director or officer of the Company and/or any of its subsidiaries or services performed by such persons at the request of the Company and/or any of its subsidiaries at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval or completion of this Agreement and the Arrangement or any of the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby. Neither the Purchaser nor the Company shall settle, compromise or consent to the entry of any judgment in any Proceeding involving or naming an Indemnified Person or arising out of or related to an Indemnified Person’s service as a director or officer of the Company and/or any of its subsidiaries or services performed by such persons at the request of the Company and/or any of its subsidiaries at or prior to or following the Effective Time without the prior written consent of that Indemnified Person unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person (which release shall be in form and substance reasonably satisfactory to such Indemnified Person) from all liability arising out of such Proceeding.
(2) Prior to the Effective Time, the Company and its subsidiaries shall and, if the Company and its subsidiaries are unable to, the Purchaser shall cause the Company and its subsidiaries as of the Effective Time, to obtain and fully pay a single premium for the extension of the directors’ and officers’ liability coverage of the Company’s and its subsidiaries’ existing directors’ and officers’ insurance policies for a claims reporting or run-off and extended reporting period and claims reporting period of six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance (“D&O Insurance”), and with terms, conditions, retentions and limits of liability that are no less advantageous to the Indemnified Persons than the coverage provided under the existing policies of the Company and its subsidiaries with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and its subsidiaries for any reason fail to obtain such “run off” insurance policies as of the Effective Time, the Company and its subsidiaries shall continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s and its subsidiaries’ existing policies as of the date hereof, or the Company shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favourable to the Indemnified Persons as provided in the Company’s existing policies as of the date hereof. Notwithstanding the foregoing, in no event shall the Company be obligated pursuant to this Section 7.7(2) to obtain or maintain any insurance policies if the annual premium for any such policy exceeds 300% of the premium currently paid by the Company for any such policy.

(3) If any Indemnified Person makes any claim for indemnification or advancement of expenses under this Section 7.7 that is denied by the Company or the Purchaser, and a court of competent jurisdiction determines that the Indemnified Person is entitled to such indemnification, then the Company and the Purchaser shall pay such Indemnified Person’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against the Company or the Purchaser.
(4) The rights of the Indemnified Persons under this Section 7.7 shall be in addition to any rights such Indemnified Persons may have under the constating or other charter or governance documents of the Company or any of its subsidiaries, or under any applicable Law or under any Contract of any Indemnified Person with the Company or any of its subsidiaries. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto in favour of any Indemnified Person as provided in the constating documents of the Company or any subsidiary of the Company or any Contract between such Indemnified Person and the Company or any of its subsidiaries shall survive the Effective Time and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.
(5) If the Company or, following the Effective Time, the Purchaser or any of their successors or assigns shall (a) amalgamate, consolidate with or merge or wind-up into any other person and, if applicable, shall not be the continuing or surviving corporation or entity; or (b) transfer all or substantially all of its properties and assets to any person or persons, then, and in each such case, proper provisions shall be made so that the successors, assigns and transferees of the Company or the Purchaser, as the case may be, shall assume all of the obligations set forth in this Section 7.7.
(6) The provisions of this Section 7.7 shall survive the consummation of the transactions contemplated by this Agreement and are intended for the benefit of, and shall be enforceable by, the Indemnified Persons, and their respective heirs, executors, administrators and personal representatives and shall be binding on the Company and its successors and assigns, and, for such purpose only, the Company hereby confirms that it is acting as trustee on their behalf.
7.8 Financing Assistance
(1) The Company shall, and shall cause its subsidiaries to, and use its reasonable best efforts to have its and their Representatives to, provide such cooperation to the Purchaser as the Purchaser may reasonably request in connection with the arrangements by the Purchaser to obtain the advance of the debt financing referred to in Section 5.2 as contemplated in the Commitment Letter (provided that (i) to the extent reasonably practicable, such request is made on reasonable notice and reasonably in advance of the proposed commencement of the Marketing Period and/or the date that the Final Order is obtained by the Company, (ii) cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries or unreasonably interfere with or hinder or delay the performance by the Company or its subsidiaries of their obligations hereunder, and (iii) the Company shall not be required to provide, or cause any subsidiaries to provide, cooperation that involves any binding commitment by the Company or any of its subsidiaries, which commitment is not conditional on the completion of the Arrangement and does not terminate without liability to the Company or its subsidiaries upon the termination of this Agreement), including as so requested:
(a)	participating in meetings (including meetings with rating agencies), drafting sessions and due diligence sessions;

(b)	furnishing the Purchaser and the Lenders with such financial and other pertinent information regarding the Company as may be reasonably requested by the Purchaser;

(c)	assisting the Purchaser and the Lenders (upon delivering of signed non-disclosure undertakings in customary form) in the preparation of, and providing the Purchaser a written authorization for the release of, (i) necessary, customary or advisable offering materials (including offering memoranda, bank books, road show materials and bank syndication materials) for any debt raised to complete the Arrangement (including, if reasonably requested by the Purchaser, the execution and delivery of customary representation letters and an additional version of such information to be used by prospective lenders’ public-side employees and representatives who do not wish to receive material non-public information with respect to the Company and its subsidiaries) and (ii) necessary, customary or advisable materials for rating agency presentations;

(d)	cooperating with the Purchaser in connection with applications to obtain such consents, approvals or authorizations which may be reasonably necessary or desirable in connection with such debt financing;

(e)	cooperating with the marketing efforts of the Purchaser and the Lenders for any debt raised by the Purchaser to complete the Arrangement (including, if requested by the Purchaser, participating in “road shows” and bank meetings for such purpose);

(f)	preparing and furnishing the Purchaser and the Lenders with financial and other information regarding the Company and its subsidiaries as may be reasonably requested by the Purchaser, including financial statements, prepared in accordance with GAAP together with a reconciliation to United States generally accepted accounting principles prepared substantially in accordance with Item 18 of Form 20-F, pro forma financial information, financial data, audit reports and other information of the type required by Regulation S–X and Regulation S-K promulgated under the 1933 Act (excluding information required by Regulation S-X Rule 3-10, but including summary guarantor/non-guarantor information of the type that customarily would be included in an offering memorandum relating to private placements of debt securities under Rule 144A of the 1933 Act) and of type and form, and for the periods, customarily included in offering documents to consummate private placements of debt securities under Rule 144A of the 1933 Act, assuming that such private placements were consummated at the same time during the Company’s fiscal year as such private placements of debt securities will be made, all of which shall be Compliant (all information required to be delivered pursuant to this clause (f) being referred to as the “Financing Information”);

(g)	using reasonable best efforts to obtain customary accountants’ comfort letters, legal opinions, appraisals, surveys, certificate of location and plan, title insurance or title opinions from a firm carrying acceptable insurance coverage and other documentation and items relating to such debt financing as reasonably requested by the Purchaser and, if requested by the Purchaser, to cooperate with and assist the Purchaser in obtaining such documentation and items;

(h)	using its reasonable best efforts to provide (i) monthly financial statements as soon as possible and in no event later than 25 days after the end of each month, (ii) quarterly financial statements as soon as possible and in no event later than 45 days after the end of each fiscal quarter (other than the fourth quarter), and (iii) annual financial statements prepared in accordance with GAAP, including an auditors’ report thereon, as soon as possible and in no event later than 90 days after the end of the fiscal year, in each case prior to the Effective Date;

(i)	executing and delivering, to be effective as of the Effective Time, any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents, as may be reasonably requested by the Purchaser (including a certificate of the Chief Financial Officer of the Company or any subsidiary thereof with respect to solvency matters and consents of accountants for use of their reports in any materials relating to such debt financing) and otherwise facilitating the pledging of collateral as may be reasonably requested by the Purchaser (including cooperation in connection with the pay-off of existing indebtedness and the release of related Liens and other Liens identified by Purchaser if applicable or not insured by title insurance);

(j)	using reasonable best efforts to take actions necessary to (i) permit the Lenders to evaluate the Company’s and its subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Effective Time and (ii) establish, effective as of the Effective Time, bank and other accounts and blocked account agreements and lock box arrangements in connection with such debt financing provided that no right of any Lender, nor obligations of the Company or any of its subsidiaries, thereunder shall be effective until the Effective Time;

(k)	using reasonable best efforts to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and contracts to which the Company or any of its subsidiaries is a party and to arrange discussions among the Purchaser and the Lenders with other parties to material leases, encumbrances and contracts as of the Effective Time; and

(l)	taking all corporate actions, to be effective at the Effective Time, requested by the Purchaser that are necessary or customary to permit the consummation of such debt financing and to permit the proceeds thereof, together with the cash at the Company and its subsidiaries, to be made available to the Purchaser on the Effective Date to consummate the transactions contemplated hereby.
(2) Notwithstanding Section 7.8(1), none of the Company nor any subsidiary of the Company shall be required to (a) pay any commitment, consent or other similar fee or incur any other liability in connection with any such financing prior to the Effective Time, (b) take any action or do anything that would (i) contravene any applicable Law, (ii) contravene any Contract of the Company or any subsidiary of the Company that relates to borrowed money or (iii) be capable of impairing or preventing the satisfaction of any condition set forth in Article VI, (c) commit to take any action that is not contingent on the consummation of the transactions contemplated by this Agreement at the Effective Time, or (d) except as required to comply with applicable Securities Laws disclose any information that in the reasonable judgment of the Company would result in the disclosure of any trade secrets or similar information or violate any obligations of the Company or any other person with respect to confidentiality. The Purchaser agrees to indemnify the Company, its affiliates and their respective officers, directors and employees from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with any actions or omissions by any of them in connection with any request by the Purchaser made hereunder and for any alleged misstatement or omission in any information provided hereunder at the request of the Purchaser (other than historical factual information to the extent prepared by the Company and relating to the Company and its subsidiaries). The Purchaser shall promptly upon request by the Company and from time to time reimburse the Company and its subsidiaries for all reasonable out-of-pocket costs (including legal fees) incurred by the Company or its subsidiaries and their respective advisers, agents and representatives in connection with any of actions contemplated by this Section 7.8, including, if this Agreement is terminated by the Purchaser (other than pursuant to Section 8.1(1)(c)(i) or 8.1(1)(c)(ii)) in accordance with its terms, in connection with any unwinding or similar transactions by the Company or its subsidiaries required as a result of actions taken pursuant to this Section 7.8.
7.9 Repayment of Existing Indebtedness
(1) The Company shall repay all amounts outstanding under the Senior Credit Facility in full in accordance with the Senior Credit Facility, and shall cause all security interests granted under the Senior Credit Facility and any related agreements to be released in accordance with the Senior Credit Facility and such agreements, in each case on the Effective Date, immediately prior to the Effective Time.
(2) As soon as reasonably practicable after the receipt of any written request by the Purchaser to do so, the Company shall make an offer to purchase and, if requested by the Purchaser, consent solicitation with respect to all, but not less than all, of the issued and outstanding Senior Subordinated Notes on such terms and conditions as shall be specified, from time to time, by the Purchaser in writing (including the related consent solicitation, if any, the “Debt Tender Offer”), such offer to close immediately prior to the Effective Time, conditional on all of the conditions to the completion of the transactions contemplated by this Agreement set forth in Article VI being satisfied or waived in accordance with this Agreement. The Company shall, and shall cause its subsidiaries to, and use its reasonable best efforts to have its and their Representatives to, provide such cooperation to the Purchaser as the Purchaser may reasonably request in connection with the Debt Tender Offer. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Debt Tender Offer shall be selected by the Purchaser and the Company shall enter into customary agreements with such parties so selected and on terms and conditions reasonably acceptable to the Purchaser and the Company. The Company shall not, without the consent of the Purchaser, waive any condition to the Debt Tender Offer or make any changes to the Debt Tender Offer other than as agreed between the Purchaser and the Company. The Company shall take all steps reasonably necessary to complete the purchase of all Senior Subordinated Notes validly tendered pursuant to the Debt Tender Offer (and not validly withdrawn prior to the expiry of such offer) (the “Tendered Notes”) on the Effective Date, immediately prior to the Effective Time, including, if applicable, subject to the receipt of the requisite consents, paying for consents validly delivered pursuant to the Debt Tender Offer (and not validly withdrawn prior to the expiry of such offer).
(3) If requested by the Purchaser in writing on a timely basis, in lieu of commencing a Debt Tender Offer (or in addition thereto), the Company shall (a) notify the Trustee (as defined in the Senior Notes Indenture) in accordance with Section 1103 of the Senior Notes Indenture of the Company’s intention to redeem any or all of the issued and outstanding Senior Subordinated Notes on the Effective Date and take any other actions reasonably requested by the Purchaser to redeem the Senior Subordinated Notes on the Effective Date, immediately prior to the Effective Time and/or (b) take any actions reasonably requested by the Purchaser that are reasonably necessary to facilitate the satisfaction and/or discharge of any or all of the Senior Subordinated Notes pursuant to the applicable section of the Senior Notes Indenture, and shall redeem or satisfy and/or discharge, as applicable, any or all of the Senior Subordinated Notes in accordance with the terms of the Senior Notes Indenture on the Effective Date, immediately prior to the Effective Time.
(4) The Purchaser agrees to loan sufficient funds to the Company to enable the Company to (a) repay all amounts outstanding under the Senior Credit Facility in full, (b) purchase all Tendered Notes in accordance with the terms and conditions of the Debt Tender Offer and, if applicable, subject to receipt of the requisite consents, pay for consents validly delivered and not revoked in accordance with the Debt Tender Offer, and (c) pay all amounts required to redeem, satisfy and/or discharge any Senior Subordinated Notes, in each case as contemplated by this Section 7.9. Such funds (the “Purchaser Loan”) shall be advanced by the Purchaser to, or as directed by, the Company effective as of immediately prior to the Effective Time and shall be evidenced by the issuance of a demand promissory note, in form and substance reasonably satisfactory to the Parties, by the Company to the Purchaser.
(5) If this Agreement is terminated other than pursuant to Section 8.1(1)(c)(i), Section 8.1(1)(c)(ii) or Section 8.1(1)(d)(i), the Purchaser shall promptly upon request by the Company reimburse the Company and its subsidiaries for all reasonable out-of-pocket costs (including legal fees) incurred by the Company or its subsidiaries and their respective advisors, agents and representatives in connection with any actions contemplated by this Section 7.9.
7.10 Cooperation Regarding Reorganization
(1) Subject to Section 7.10(3), the Company shall, and shall cause each of its subsidiaries to, use reasonable best efforts to implement the Pre-Closing Reorganization no later than one business day prior to the Effective Date (unless otherwise agreed by the Purchaser) and shall cooperate with the Purchaser in structuring, planning and implementing any reorganization (including for Tax purposes) of their respective capital, assets and corporate structure or such other planning as the Purchaser may request, acting reasonably (an “Additional Reorganization”).
(2) The Purchaser shall indemnify and save harmless the Company’s and its subsidiaries’ respective officers, directors, employees, agents, advisors and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Reorganization.
(3) The obligations of the Company pursuant to Section 7.10(1) are conditional on the following:
(a)	any Reorganization shall not become effective unless the Purchaser shall have waived or confirmed in writing the satisfaction of all conditions in its favour in Section 6.1 and Section 6.2 and shall have confirmed in writing that it is prepared to promptly without condition (other than the satisfaction of the condition contemplated by Section 6.2(a)) proceed to effect the Arrangement;

(b)	the Purchaser shall fully indemnify the Company and its subsidiaries for the implementation costs and any direct or indirect costs and liabilities, including actual out-of-pocket costs, Taxes and loss of tax attributes, that may be incurred as a result of, or to unwind, a Reorganization if this Agreement is terminated other than pursuant to Section 8.1(1)(c)(i), Section 8.1(1)(c)(ii) or Section 8.1(1)(d)(i), which indemnity shall survive termination of this Agreement; provided that in no event shall the Purchaser be required to pay to the Company any amounts under this Section 7.10(3) in the event the Break-Up Fee is paid;

(c)	any Reorganization shall not materially delay, impair or impede the completion of the Arrangement or the ability of the Purchaser to obtain any financing required by it in connection with the transactions contemplated by this Agreement;

(d)	any Reorganization shall not unreasonably interfere in material operations prior to the Effective Time of the Company or any of its subsidiaries;

(e)	any Reorganization shall not require any filings with, notifications to or approvals of any Governmental Entity or third party (other than obtaining the Transportation Regulatory Approvals and such Tax rulings, and filing such Tax elections or notifications and pre-filings or pre-clearances with corporations branches or similar Governmental Entities, in each case as the Company shall agree, acting reasonably, are necessary or advisable in the circumstances);

(f)	any Reorganization shall not require the Company or any subsidiary to contravene any applicable Laws, their respective organizational documents or any Material Contract; and

(g)	the Company and its subsidiaries shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of the Company incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Reorganization.
(4) The Purchaser acknowledges and agrees that the planning for and implementation of any Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Company hereunder has been breached. The Purchaser and the Company shall work cooperatively and use reasonable best efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Reorganization. For greater certainty, the Company shall not be liable for the failure of the Purchaser to benefit from any anticipated tax efficiency as a result of a Reorganization.
7.11 Termination of Shareholders’ Agreement
The Company shall, effective as of the Effective Date, terminate the Shareholders’ Agreement and each other agreement between the Company and/or any of its subsidiaries and any Shareholder relating to the Shares or to the governance of the Company or its subsidiaries, in each case in accordance with the terms of such agreement.
7.12 Termination of Total Return Swap Agreement
The Company shall arrange for the termination and settlement in full, as of the Effective Date, of the total return swap between the Company and Bank of Nova Scotia in connection with the Share Appreciation Rights Plan evidenced by a December 4, 2007 transaction confirmation, amending and restating a July 2, 2002 transaction confirmation, as amended on July 26, 2007.
7.13 Designation of Preferred Shares
Prior to the Effective Date, the Board of Directors shall designate a series of first preferred shares of the Company in accordance with the Company’s articles (the “Preferred Shares”), on terms reasonably satisfactory to the Purchaser, and in any event providing that the Preferred Shares shall be non-voting, non-participating, and redeemable and retractable at a price equal to the issue price of such shares.
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
8.1 Termination
(1) This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution or the Arrangement by the Shareholders and/or the Court):
(a)	by mutual written agreement of the Parties; or

(b)	by either the Company or the Purchaser, if:
(i)	the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 8.1(1)(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)	after the date hereof, there shall be enacted or made any applicable Law (or any such applicable Law shall have been amended) that makes the consummation of the Arrangement illegal or otherwise prohibited or enjoins the Company or the Purchaser from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)	the Arrangement Resolution shall have failed to receive the requisite vote of the Shareholders for approval at the Company Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or
(c)	by the Purchaser, if:
(i)	prior to obtaining the approval of the Arrangement Resolution by the Shareholders, (A) the Board of Directors fails to make a unanimous recommendation (subject to abstentions), or withdraws, amends, modifies or qualifies, in a manner adverse to the consummation of the Arrangement, the approval or recommendation of the Board of Directors of the Arrangement or the Arrangement Resolution, or publicly proposes or publicly states its intention to do so (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than ten days following the formal announcement thereof shall not be considered a Change in Recommendation), (B) the Board of Directors fails to publicly reconfirm such recommendation upon the request of the Purchaser within ten days following such request (unless the Purchaser is then in material breach of its obligations hereunder and such failure relates to such breach), (C) the Board of Directors approves or recommends an Acquisition Proposal, (D) the Company enters into a written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.2(3)), or (E) the Company shall have publicly announced the intention to do any of the foregoing (each of clauses (A), (B), (C), (D) and (E) above, a “Change in Recommendation”) or the Company wilfully and intentionally breaches Section 7.2(1) in a material respect; or

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such breach or failure is incapable of being cured or is not cured within the earlier of (A) 30 days following the Purchaser’s delivery of notice of such breach and (B) the Outside Date; provided that the Purchaser is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(d)	by the Company, if:
(i)	prior to obtaining the approval of the Arrangement Resolution by the Shareholders at the Company Meeting, the Company, in accordance with this Agreement, enters into a written agreement concerning a Superior Proposal; provided that prior to or concurrent with such termination, the Company pays the Termination Fee payable pursuant to Section 7.3;

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such breach or failure is incapable of being cured or is not cured within the earlier of (A) 30 days following the Company’s delivery of notice of such breach and (B) the Outside Date; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1or Section 6.2 not to be satisfied; or

(iii)	the Purchaser does not (A) provide or cause to be provided the Depositary with sufficient funds to complete the transactions contemplated by the Agreement as required pursuant to Section 2.9 and (B) advance in full to, or as directed by, the Company the Purchaser Loan as required pursuant to Section 2.9; provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied.
(2) The Party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(1)(a)) shall give notice of such termination to the other Party.
8.2 Effect of Termination; Limited Recourse
(1) If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that (a) the provisions of this Section 8.2, Section 2.4(5), Section 7.3, Section 7.4(4), Section 7.8(2), Section 7.9(5), Section 7.10(2), Section 7.10(3), Article IX (other than Section 9.12) shall survive any termination hereof pursuant to Section 8.1(1); and (b) neither the termination of this Agreement nor anything contained in this Section 8.2(1) shall relieve any Party for any liability for any breach of this Agreement, subject to the limitations set forth in Section 7.3(5) and Section 7.3(6).
(2) Notwithstanding anything to the contrary in this Agreement, the Company agrees that, to the extent it has incurred losses or damages in connection with this Agreement, (a) the maximum aggregate liability of the Purchaser shall be limited to the amount of the Break-Up Fee payable hereunder, (b) the maximum liability of the Equity Sponsor, directly or indirectly, shall be limited to the express obligations of the Equity Sponsor under the Guaranty, (c) in no event shall the Company attempt to recover any amount that in the aggregate is in excess of the Break-Up Fee from any Purchaser Party (including pursuant to the Guaranty), (d) in no event shall the Company attempt to recover any amount from any former, current or future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of any Purchaser Party (other than the Guarantor in the case of the Purchaser to the extent set forth in the Guaranty), and (e) no person (other than the Purchaser or its assignees) shall have any rights under the Equity Commitment Letter, whether at Law or in equity, contractually or extra-contractually, in tort or otherwise.

(3) Notwithstanding anything to the contrary in this Agreement, but subject to Section 9.3, the Purchaser agrees that, to the extent it has incurred losses or damages in connection with this Agreement, (a) the maximum aggregate liability of the Company (including the obligation to pay the Termination Fee in accordance with Section 7.3) shall be limited to an amount equal to the Termination Fee; (b) in no event shall the Purchaser or the Equity Sponsor attempt to recover any amount (including the payment of the Termination Fee in accordance with Section 7.3) that in the aggregate is in excess of an amount equal to the Termination Fee; and (c) in no event shall the Purchaser or the Equity Sponsor or any of their subsidiaries attempt to recover any amount from any former, current or future shareholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Company.
8.3 Waiver
No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar) or a future waiver of the same provisions, nor shall such waiver be binding unless executed in writing by the Party to be bound by the waiver. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Laws.
ARTICLE IX
GENERAL PROVISIONS
9.1 Notices
All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other Parties given in accordance with these provisions):
(a)	if to the Purchaser:

6922767 Canada Inc.
c/o First Reserve Corporation
One Lafayette Place
Greenwich, CT 06830
Attention:	Mark McComiskey
Facsimile:	(203) 661-6729
E-mail:	mmccomiskey@firstreserve.com

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
Facsimile:	(212) 455-2502
Attention:	William E. Curbow
E-mail:	wcurbow@stblaw.com

and to:
Blake, Cassels & Graydon LLP
126 East 56th St
New York, NY 10022
Attention: Michael Gans
Facsimile: (212) 829-9500
E-mail: michael.gans@blakes.com
and to:
Slaughter and May
One Bunhill Row
London EC1Y 8YY
Attention: Christopher Saul
Facsimile: +44 (0)20-7090-5000
E-mail: christopher.saul@slaughterandmay.com
(b)	if to the Company:
CHC Helicopter Corporation
4740 Agar Drive
Richmond, British Columbia V7B 1A3
Attention: Sylvain Allard, President and Chief Executive Officer
Facsimile: (604) 279-2485
E-mail: sallard@chc.ca
with a copy to:
CHC Helicopter Corporation
4740 Agar Drive
Richmond, British Columbia V7B 1A3
Attention: Martin Lockyer, Vice President, Legal Services and Corporate Secretary
Facsimile: (604) 232-8359
E-Mail: mlockyer@chc.ca
and a copy to:
Ogilvy Renault LLP
Suite 3800, P.O. Box 84
Royal Bank Plaza, South Tower
200 Bay Street
Toronto, ON M5J 2Z4
Attention: Terence S. Dobbin and Pierre R. Dagenais
Facsimile: (416) 216-3930
E-Mail: tdobbin@ogilvyrenault.com / pdagenais@ogilvyrenault.com and to:
DLA Piper US LLP
1251 Avenue of the Americas
New York, NY 10020-1104
Attention: Christopher C. Paci
Facsimile: (212) 335-4501
E-Mail: christopher.paci@dlapiper.com
9.2	Governing Law; Jurisdiction; Service of Process
(1) This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein, and shall be construed and treated in all respects as a British Columbia contract. The Parties agree that any suit, action or proceeding seeking to enforce any provisions of, or based on any matter arising out of or in connection with this Agreement or the transactions contemplated hereby shall be brought in any court of the Province of British Columbia, and each of the Parties irrevocably consents to the jurisdiction of such courts (and of the appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 9.1 shall be deemed effective service.
(2) The Purchaser hereby irrevocably designates Blake, Cassels & Graydon LLP (in such capacity, the “Process Agent”), with an office at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia, Canada as its designee, appointee and agent to receive, for and on its behalf, service of process in such jurisdiction in any legal action or proceedings with respect to this Agreement or the transactions contemplated hereby, and such service shall be deemed complete upon delivery thereof to the Process Agent; provided that in the case of any such service upon the Process Agent, the Party effecting such service shall also deliver a copy thereof to the Purchaser in the manner provided in Section 9.1. The Purchaser shall take all such action as may be necessary to continue said appointment in full force and effect or to appoint another agent so that the Purchaser shall at all times have an agent for service of process for the above purposes in the Province of British Columbia. In the event of the transfer of all or substantially all of the assets and business of the Process Agent to any other entity by consolidation, merger, sale of assets or otherwise, such other entity shall be substituted hereunder for the Process Agent with the same effect as if named herein in place of Blake, Cassels & Graydon LLP. Nothing herein shall affect the right of any Party to serve process in any manner permitted by applicable Law. The Purchaser expressly acknowledges that the foregoing waiver is intended to be irrevocable under all applicable Laws.
9.3 Injunctive Relief and Specific Performance
The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Purchaser shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches or threatened breaches of the provisions of this Agreement by the Company or to otherwise obtain specific performance by the Company of any such provisions, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. The Parties agree that the Company shall not be entitled to an injunction or injunctions or other equitable relief to prevent breaches or threatened breaches of the provisions of this

Agreement by the Purchaser or to otherwise obtain specific performance by the Purchaser of any such provisions.
9.4 No Recourse
This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto, or against the Guarantor under and to the extent set forth in the Guaranty, and no past, present or future affiliate, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney or representative of any Party hereto (other than the Guarantor (to the extent set forth in the Guaranty)) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.
9.5 Time of Essence
Time shall be of the essence in this Agreement.
9.6 Entire Agreement, Binding Effect and Assignment
This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement (including the exhibits and Schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Party.
9.7 Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.
9.8 No Third Party Beneficiaries
Except as provided in Section 2.4(5), Section 7.7(6) and Section 7.10(2) which, without limiting their terms, are intended as stipulations for the benefit of the third persons mentioned therein, and except for the rights of the holders of Class A Shares and Class B Shares to receive the Consideration following the Effective Time pursuant to the Arrangement (for which purpose the Company hereby confirms that it is acting as agent on behalf of the holders of Class A Shares and Class B Shares), this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement. The Purchaser appoints the Company as the trustee for the applicable directors, officers and employees of the Company with respect to such individuals specified in Section 2.4(5), Section 7.7(6) and Section 7.10(2) and the Company accepts such appointment. To the fullest extent permitted by applicable Law, each of the Purchaser and the Company agrees that the stipulations for the benefit of third persons set out in Section 2.4(5), Section 7.7(6) and Section 7.10(2) shall not be revoked, and that acceptance by such third persons of such stipulations shall be deemed to have occurred, without prejudice to their right to accept in any other manner, through the fulfilment of their respective duties and functions with the Company or its subsidiaries until the end of the business day following the execution of this Agreement, it being an essential condition of this Agreement that the persons intended to be beneficiaries of such stipulations shall be entitled to all the rights and remedies available to them thereunder and under applicable Law.
9.9 Rules of Construction
The Parties to this Agreement waive the application of any applicable Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.
9.10 No Liability
No director or officer of the Purchaser Parties shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser Parties. No director or officer of the Company or any of its subsidiaries shall have any personal liability whatsoever to the Purchaser Parties under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its subsidiaries.
9.11 Counterparts, Execution
This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.
9.12 Amendments
This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, subject to the Interim Order and Final Order and applicable Laws.
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

6922767 CANADA INC.
By:	/s/ Mark McComiskey
Mark McComiskey
Director

By:	/s/ Dod Wales
Dod Wales
Director

CHC HELICOPTER CORPORATION
By:	/s/ Mark Dobbin
Mark Dobbin
Chairman

By:	/s/ Sir Bob Reid
Sir Bob Reid
Director

SCHEDULE A
ARRANGEMENT RESOLUTION
SPECIAL RESOLUTION OF THE SHAREHOLDERS OF
CHC HELICOPTER CORPORATION
BE IT RESOLVED THAT:
     1. The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of CHC Helicopter Corporation (the “Company”), as more particularly described and set forth in the management information circular (the “Company Circular”) of the Company accompanying the notice of meeting (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement (the “Arrangement Agreement”) dated as of February 22, 2008, between the Company and 6922767 Canada Inc., is hereby authorized, approved and adopted.
     2. The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms (the “Plan of Arrangement”)), the full text of which is set out in an appendix to the Company Circular, is hereby authorized, approved and adopted.
     3. The (a) Arrangement Agreement and related transactions, (b) actions of the directors of the Company in approving the Arrangement Agreement, and (c) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto are hereby ratified and approved.
     4. The Company be and is hereby authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Company Circular).
     5. Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the holders of the Class A subordinate voting shares, the Class B multiple voting shares and the ordinary shares of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (a) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.
     6. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.
     7. Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and

A-1

the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-2

SCHEDULE B
PLAN OF ARRANGEMENT
PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE I
INTERPRETATION
1.1 Definitions
Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement (as defined below) and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):
“affiliate” has the meaning ascribed thereto in the CBCA;
“Amalco” means the corporation formed upon the amalgamation of the Purchaser and the Company in accordance with Section 3.1(13);
“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.12 of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;
“Arrangement Agreement” means the arrangement agreement dated as of February 22, 2008 between the Purchaser and the Company (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with the terms thereof;
“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Company Meeting;
“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably;
“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto or Vancouver, Canada, New York, New York or London, UK;
“CBCA” means the Canada Business Corporations Act, as amended;
“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;
“Class A Shares” means the Class A Subordinate Voting Shares in the capital of the Company, other than the Purchaser Shares;
“Class B Shares” means the Class B Multiple Voting Shares in the capital of the Company, other than the Purchaser Shares;

“Company” means CHC Helicopter Corporation, a corporation existing under the laws of Canada;
“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, sent to, among others, holders of the Shares and the Ordinary Shares in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;
“Company Meeting” means the special meeting of the holders of Shares and Ordinary Shares, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Arrangement Resolution;
“Consideration” means Cdn$32.68 in cash per Class A Share and per Class B Share, subject to adjustment in accordance with Section 2.3;
“Court” means the Supreme Court of British Columbia;
“Depositary” means CIBC Mellon Trust Company, as depositary;
“Director” means the Director appointed pursuant to Section 260 of the CBCA;
“Dissent Rights” has the meaning ascribed thereto in Section 4.1;
“Dissenting Shareholder” means a registered holder of the Shares who validly dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such registered holder;
“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;
“Effective Time” means 12:01 a.m. (Vancouver time), or such other time as may be agreed to in writing by the Company and the Purchaser, on the Effective Date;
“Exchange” or “Exchanges”, as applicable, means the Toronto Stock Exchange and/or the New York Stock Exchange, as applicable;
“Filing Time” has the meaning ascribed thereto in Section 2.8(3) of the Arrangement Agreement;
“Final Order” means the final order of the Court, as contemplated by Section 2.5 of the Arrangement Agreement, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably) on appeal;
“Governmental Entity” means any (a)  supranational, multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, domestic or foreign, (b)  subdivision, agent, commission, board, or authority of any of the foregoing, or (c)  quasi-governmental or private body, including any tribunal, commission, stock exchange (including the Exchanges), regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and “Governmental Entities” means more than one Governmental Entity;
“Holdco” means 6922767 Holding (Cayman) Inc.;
“Holdco Replacement Option” has the meaning ascribed thereto in Section 3.1(11);
“holders” means (a) when used with reference to the Shares or the Ordinary Shares, except where the context otherwise requires, the holders of the Shares or the Ordinary Shares, as the case may be, shown from time to time in the registers maintained by or on behalf of the Company in respect of the Shares or the Ordinary Shares, respectively, and (b) when used with reference to the Options, Rollover Options, the PSUs or the SARs, the holders of Options, Rollover Options, PSUs or SARs, respectively, shown from time to time in the registers or accounts maintained by or on behalf of the Company in respect of the Stock Option Plan, the Long-Term Incentive Plan, the Prior Incentive Plan and the Share Appreciation Rights Plan, as applicable;
“Initial Preferred Shares” has the meaning ascribed thereto in Section 3.1(5);
“Interim Order” means the interim order of the Court in a form acceptable to the Company and the Purchaser, acting reasonably, as contemplated by Section 2.2 of the Arrangement Agreement, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably;
“Law” or “Laws” means all federal, national, multinational, provincial, state, municipal, regional and local laws (statutory, common or otherwise), constitutions, treaties, conventions, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, legally binding codes or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence or other similar requirement enacted, adopted, promulgated or applied by any Governmental Entity or self-regulatory authority (including the Exchanges), and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are binding upon or applicable to such person or its assets;
“Letter of Transmittal” means the letter of transmittal sent by the Company to holders of Shares for use in connection with the Arrangement;
“Liens” means any hypothecs, mortgages, liens, charges, security interests, prior claims, pledges, options, rights of first refusal or first offer, covenants, restrictions, encumbrance of any kind and adverse claims;
“Long-Term Incentive Plan” means the Senior Management Long-Term Incentive Plan of the Company dated June 28, 2005, as amended or supplemented from time to time;
“New Directors” has the meaning ascribed thereto in Section 3.1(4);
“Option” means an option to purchase Class A Shares or Class B Shares, as applicable, granted under a Stock Option Plan, other than a Rollover Option;
“Ordinary Shares” means the Ordinary Shares in the capital of the Company;
“Parties” means, collectively, the Purchaser and the Company, and “Party” means any of them;

“person” includes an individual, firm, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, venture capital fund, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;
“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations thereto made in accordance with Section 9.12 of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and the Purchaser, each acting reasonably;
“Plans Consideration” means the funds required to pay in full the aggregate consideration payable on the transfer of the Options, PSUs and SARs pursuant to the Arrangement in accordance with Article III;
“Preferred Shares” means the series of first preferred shares of the Company designated in accordance with Section 7.13 of the Arrangement Agreement;
“Prior Incentive Plan” means the long-term incentive plan for senior management of the Company as it existed immediately prior to the adoption of the Long-Term Incentive Plan;
“PSU” means a performance share unit issued under the Long-Term Incentive Plan or the Prior Incentive Plan;
“Purchaser” means 6922767 Canada Inc., a corporation incorporated under the laws of Canada;
“Purchaser Loan” has the meaning ascribed thereto in Section 7.9(4) of the Arrangement Agreement;
“Purchaser Shares” means any Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Company held by the Purchaser immediately prior to the Effective Time;
“Rollover Option” means each option to purchase Class A Shares or Class B Shares, as applicable, granted under a Stock Option Plan, held by an employee of the Company or any of its subsidiaries who, no later than five business days prior to the Company Meeting, has notified the Purchaser in writing of his or her election to receive a Holdco Replacement Option in exchange for such option; provided that neither The Estate of the Late Craig L. Dobbin nor any of its beneficiaries may elect to a receive a Holdco Replacement Option;
“SAR” means a share appreciation right granted under the Share Appreciation Rights Plan;
“Share Appreciation Rights Plan” means the Share Appreciation Rights Plan of the Company dated October 19, 2000, as amended or supplemented;
“Shares” means, collectively, the Class A Shares and the Class B Shares;
“Stock Option Plan” means the Employee Share Option Plan of the Company as amended and restated as of September 28, 2006, as amended or supplemented, and each other stock option plan of the Company;
“Subsequent Preferred Shares” has the meaning ascribed thereto in Section 3.1(6);
“Subscription Amount” means an amount equal to the Plans Consideration; and
“Tax Act” means the Income Tax Act (Canada), as amended.

1.2 Interpretation Not Affected by Headings
The division of this Plan of Arrangement into Articles, Sections, Appendices, subsections, paragraphs and clauses and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section, Appendix, subsection, paragraph or clause by number or letter or both refer to the Article, Section, Appendix, subsection, paragraph or clause, respectively, bearing that designation in this Plan of Arrangement. The words “hereof’, “herein” and “hereunder” and words of like import used in this Plan of Arrangement shall refer to this Plan of Arrangement as a whole and not to any particular provision of this Plan of Arrangement.
1.3 Rules of Construction
In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders. References in this Plan of Arrangement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.
1.4 Currency
Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in, and all payments provided for herein shall be made in, Canadian currency and “Cdn$” or “$” refers to Canadian dollars.
1.5 Date for Any Action
If the date on which any action is required to be taken hereunder by a person is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.
1.6 References to Dates, Statutes, etc.
In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively. In this Plan of Arrangement, references to a particular statute or Law shall be to such statute or Law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. Any reference in this Plan of Arrangement to a person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns of that person.
1.7 Time
Time shall be of the essence in this Plan of Arrangement. All times expressed herein are Vancouver, British Columbia time unless otherwise stipulated herein.
ARTICLE II
THE ARRANGEMENT
2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.
2.2 Binding Effect
This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all holders and beneficial owners of the Shares (including those described in Section 4.1), the holder and beneficial owner of the Ordinary Shares, the holder and beneficial owner of the Purchaser Shares, the Initial Preferred Shares and the Subsequent Preferred Shares, and all holders of Options, Rollover Options, PSUs and SARs, at and after the Effective Time without any further act or formality required on the part of any person, except as expressly provided herein.
2.3 Adjustment to Consideration
If, on or after February 22, 2008, the Company declares, sets aside or pays any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Shares (other than the redemption of the Ordinary Shares and other than the payment of dividends declared prior to the date hereof), or sets a record date therefor that is prior to the Effective Date, then the Consideration shall be adjusted to reflect such dividend or other distribution by way of a reduction in the Consideration by an amount equal to the value of such dividend.
ARTICLE III
ARRANGEMENT
3.1 The Arrangement
The following events set out in this Section 3.1 shall occur and shall be deemed to occur consecutively in the order and at the times set out in this Section 3.1 without any further authorization, act or formality:
(1)	Effective as of 11:59 p.m. (Vancouver time) on the business day immediately preceding the Effective Date, the Company shall, subject to applicable Law, redeem all of the issued and outstanding Ordinary Shares pursuant to the Company’s articles. Payment of the repurchase proceeds shall be satisfied by way of set-off against O.S. Holdings Inc.’s obligation to repay in full all amounts outstanding under the ordinary share loan agreement, dated as of December 9, 1997, between the Company and O.S. Holdings Inc.

(2)	On the Effective Date, effective as of immediately prior to the Effective Time, the Purchaser shall advance in full by wire transfer of immediately available funds to, or as directed by, the Company the Purchaser Loan, which will be evidenced by a demand promissory note, in form and substance reasonably satisfactory to the Purchaser and the Company, and will be used by the Company to repay existing indebtedness of the Company in accordance with Section 7.9(4) of the Arrangement Agreement;

(3)	Immediately prior to the Effective Time, the Depositary shall acknowledge that (a) the Purchaser has deposited in accordance with Section 5.1(4) the Subscription Amount with the Depositary to be held in a segregated account by the Depositary that, upon completion of Section 3.1(6), will be used by the Depositary, on behalf of the Company, for the exclusive purpose of paying all amounts in respect of the Options, PSUs and SARs in accordance with Section 3.1(7)(a), Section 3.1(8)(a) and Section 3.1(9)(a), respectively, and (b) the Purchaser has, in accordance with Section 5.1(1), deposited, or has arranged to have deposited, an amount equal to the aggregate Consideration for the Shares with the Depositary to be held in a segregated account by the Depositary for the exclusive purpose of paying the aggregate Consideration for the Shares in accordance with Section 3.1(10).
(4)	At the Effective Time, all directors of the Company shall cease to be directors and the following persons shall become the directors of the Company (the “New Directors”): •, • and •.

(5)	At one minute after the Effective Time, the Purchaser shall subscribe for a specified number of Preferred Shares of the Company (the “Initial Preferred Shares”) for an aggregate subscription price equal to the Purchaser Loan, such specified number to be equal to the Purchaser Loan divided by an amount equal to the Consideration. Payment of such subscription price shall be satisfied by way of set-off against the Company’s obligation to repay the Purchaser Loan to the Purchaser, and the Initial Preferred Shares shall be issued by the Company at one minute after the Effective Time.

(6)	At two minutes after the Effective Time, the Purchaser shall subscribe for a specified number of Preferred Shares of the Company (the “Subsequent Preferred Shares”) for an aggregate subscription price equal to the Subscription Amount, such specified number to be equal to the Subscription Amount divided by an amount equal to the Consideration. Payment of the Subscription Amount shall be satisfied by the deposit of such amount with the Depositary in accordance with Section 5.1(4), and the Subsequent Preferred Shares shall be issued by the Company at two minutes after the Effective Time. The Subscription Amount shall be used by the Depositary to pay the Plans Consideration, on behalf of the Company, in accordance with Section 5.1(4).

(7)	At three minutes after the Effective Time, each Option outstanding immediately prior to the Effective Time, notwithstanding any contingent vesting provisions to which it might otherwise have been subject, shall be deemed to be vested and exercisable only as part of the Arrangement, and:
(a)	each such Option shall be transferred by the holder thereof to the Company in exchange for a cash payment from or on behalf of the Company, equal to the excess, if any, of (i)(A) the Consideration multiplied by (B) the number of Shares issuable upon the exercise of such Option over (ii) the applicable aggregate exercise price in respect of such Option, which amount shall be paid to the holder pursuant to and in accordance with Section 5.1(4) from the funds deposited with the Depositary under such section; and

(b)	each such Option shall immediately be cancelled and all option agreements related thereto shall be terminated and the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 3.1(7) in the manner specified in Article V.
(8)	At four minutes after the Effective Time, notwithstanding any contingent vesting provisions to which a PSU might otherwise have been subject (and assuming a performance factor of one for each such PSU):
(a)	each PSU outstanding immediately prior to the Effective Time shall be transferred by the holder thereof to the Company in exchange for a cash payment from or on behalf of the Company, equal to (i) in the case of each outstanding PSU issued under the Long-Term Incentive Plan, an amount equal to the Consideration and (ii) in the case of each outstanding PSU issued under the Prior Incentive Plan, an amount equal to the excess, if any, of the Consideration over the reference price for such PSU, which amount shall in each case be paid to the holder pursuant to and in accordance with Section 5.1(4) from the funds deposited with the Depositary under such section;
(b)	each such PSU shall immediately be cancelled and all agreements related thereto shall be terminated and the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 3.1(8) in the manner specified in Article V; and
(c)	each of the Prior Incentive Plan and the Long Term Incentive Plan shall be terminated and none of the Company or any of its affiliates shall have any liabilities or obligations with respect to each such plan except pursuant to this Section 3.1(8) and Article V.
(9)	At five minutes after the Effective Time, notwithstanding any contingent vesting provisions to which a SAR might otherwise have been subject:
(a)	each SAR outstanding immediately prior to the Effective Time shall be transferred by the holder thereof to the Company in exchange for a cash payment from, or on behalf of the Company, equal to the excess, if any, of (i)(A) the Consideration multiplied by (B) the number of Shares to which the value of such SAR is referenced over (ii) the applicable grant value in respect of such SAR, which amount shall be paid to the holder pursuant to and in accordance with Section 5.1(4) from the funds deposited with the Depositary under such section;

(b)	each such SAR shall immediately be cancelled and all agreements related thereto shall be terminated and the holder thereof shall thereafter have only the right to receive the consideration to which such holder is entitled pursuant to this Section 3.1(9) in the manner specified in Article V; and

(c)	the Share Appreciation Rights Plan shall be terminated and none of the Company or any of its affiliates shall have any liabilities or obligations with respect to such plan except pursuant to this Section 3.1(9) and Article V.
(10)	At six minutes after the Effective Time, each Share outstanding immediately prior to the Effective Time shall be transferred to the Purchaser in exchange for the Consideration from the Purchaser, which amount shall be paid to the holder pursuant to and in accordance with Article V from the funds deposited with the Depositary under Section 5.1(1), and the names of the holders of such Shares transferred to the Purchaser shall be removed from the applicable registers of holders of Class A Shares and/or Class B Shares, as applicable, and the Purchaser shall be recorded as the registered holder of the Shares so acquired and shall be the legal and beneficial owner thereof; provided that, if ultimately entitled in accordance with Section 4.1, Dissenting Shareholders shall have the right to receive a payment from the Purchaser equal to the fair value of the outstanding Shares held immediately prior to the Effective Time by such Dissenting Shareholders in lieu of the Consideration.

(11)	At seven minutes after the Effective Time, notwithstanding any contingent vesting provisions to which it might otherwise have been subject:
(a)	each Rollover Option outstanding immediately prior to the Effective Time shall be exchanged for a fully-vested option granted by Holdco (a “Holdco Replacement Option”)
(A)	to acquire a number of ordinary shares of Holdco equal to (i) the aggregate number of ordinary shares of Holdco outstanding immediately prior to the Effective Time (on a fully diluted basis having regard for the number of underlying ordinary shares to be issued pursuant to the Holdco Replacement Options), multiplied by (ii)(1) the number of Class A Shares or Class B Shares, as applicable, issuable upon exercise of the Rollover Option immediately before the Effective Time, divided by (2) the aggregate number of Class A Shares and Class B Shares, as applicable, outstanding immediately prior to the Effective Time (on a fully diluted basis), which number of ordinary shares shall be rounded down to the nearest whole number,

(B)	at an exercise price per Holdco Replacement Option equal to (x) the aggregate fair market value at the Effective Time of the ordinary shares of Holdco issuable under the Holdco Replacement Option (on a fully diluted basis having regard for the number of underlying ordinary shares to be issued pursuant to the Holdco Replacement Options), as determined in good faith by the board of directors of Holdco, less (y) the amount by which (1) the Consideration multiplied by the number of Class A Shares or Class B Shares, as applicable, issuable upon exercise of the Rollover Option immediately before the Effective Time, exceeds (2) the aggregate exercise price for such Rollover Option immediately before the Effective Time, which exercise price per Holdco Replacement Option shall be rounded up to the nearest whole cent.
Each Holdco Replacement Option and the terms of any agreement evidencing the grant thereof shall be subject to the terms of the option plan of CaymanCo to be implemented upon the consummation of the Arrangement, provided that the termination date of each Holdco Replacement Option shall be the same as the termination date of the Rollover Option exchanged therefor pursuant to the Stock Option Plan. For greater certainty, notwithstanding anything to the contrary herein, the exchange of Rollover Options for Holdco Replacement Options shall be structured so as to meet the requirements for a tax-deferred exchange of Rollover Options under subsection 7(1.4) of the Tax Act; and

(b)	the Stock Option Plan shall be terminated and none of the Company or any of its affiliates shall have any liabilities or obligations with respect to such plan except pursuant to Section 3.1(7), this Section 3.1(11) and Article V.
(12)	At eight minutes after the Effective Time, appropriate officers of the Company and the New Directors shall execute the documents referred to in subsection 4800(4) of the Regulations under the Tax Act in order to give effect to the election by the Company not to be a public corporation from and after that point in time, including:

(a)	prescribed form T2067;

(b)	a written resolution of the New Directors authorizing such election to be made;

(c)	a certified copy of such written resolution; and

(d)	a statutory declaration made by a New Director stating that, after reasonable inquiry for the purpose of informing himself or herself in that regard, to the best of his or her knowledge, the Company complies with all the prescribed conditions that must be complied with at the time the election is made.
(13)	At nine minutes after the Effective Time, the Company and the Purchaser shall be amalgamated and continued as one corporation under the CBCA in accordance with the following:
(a)	Name. The name of Amalco shall be “CHC Helicopter Corporation”;

(b)	Registered Office. The registered office of Amalco shall be located in the City of Richmond in the Province of British Columbia. The address of the registered office of Amalco shall be 4740 Agar Drive, Richmond, British Columbia V7B 1A3;

(c)	Business and Powers. There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

(d)	Authorized Share Capital. Amalco shall be authorized to issue an unlimited number of common shares and an unlimited number of preferred shares;

(e)	Share Provisions. The rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as set out in Appendix A attached hereto;

(f)	Transfer Restrictions. No securities of Amalco shall at any time be transferred to any person without either (i) the consent of the directors of Amalco to be signified by a resolution passed by the board or by an instrument or instruments in writing signed by a majority of the directors, or (ii) the consent of the shareholders of Amalco to be signified either by a resolution passed by the shareholders or by an instrument or instruments in writing signed by the holders of shares of Amalco which shares represent a majority of the votes attributable to all of the issued and outstanding shares of Amalco carrying the right to vote;

(g)	Number of Directors. Amalco shall have three directors;

(h)	First Directors. The first directors of Amalco shall be • , • and • . The first directors of Amalco shall hold office until the first annual meeting of shareholders of Amalco (or the signing of a written resolution in lieu thereof) or until their successors are elected or appointed;

(i)	Conversion or Cancellation of Shares. The issued and outstanding shares of each of the Company and the Purchaser shall be converted into fully paid and non-assessable shares of Amalco or shall be cancelled without any repayment of capital in respect thereof as follows:

(A)	each common share of the Purchaser shall be converted into one common share of Amalco;

(B)	each preferred share of the Purchaser shall be converted into one preferred share of Amalco; and

(C)	all of the Shares, the Purchaser Shares, the Initial Preferred Shares and the Subsequent Preferred Shares shall be cancelled without any repayment of capital in respect thereof;
(j)	Stated Capital. For the purposes of the CBCA, (i) the aggregate stated capital attributable to the common shares of Amalco issuable pursuant to the Arrangement on the conversion of the common shares of the Purchaser shall be the aggregate of the stated capital attributable to the common shares of the Purchaser so converted immediately before the amalgamation and (ii) the aggregate stated capital attributable to the preferred shares of Amalco issuable pursuant to the Arrangement on the conversion of the preferred shares of the Purchaser shall be the aggregate of the stated capital attributable to the preferred shares of the Purchaser so converted immediately before the amalgamation;
(k)	By-laws. The by-laws of Amalco shall be the same as those of the Purchaser;
(l)	Effect of Amalgamation. The provisions of subsections 186(b), (c), (d), (e) and (f) of the CBCA shall apply to the amalgamation with the result that:
(A)	the property of each amalgamating corporation shall continue to be the property of Amalco;

(B)	Amalco shall continue to be liable for the obligations of each amalgamating corporation;

(C)	any existing cause of action, claim or liability to prosecution of an amalgamating corporation shall be unaffected;

(D)	any civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Amalco; and

(E)	a conviction against, or ruling, order or judgment in favour of or against, an amalgamating corporation may be enforced by or against Amalco; and
(m)	Articles. The Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of incorporation of Amalco and the certificate issued in respect of such articles of arrangement by the Director under the CBCA shall be deemed to be the certificate of incorporation of Amalco.
3.2 Transfers Free and Clear
Any transfer of any securities pursuant to the Arrangement shall be free and clear of all Liens.

ARTICLE IV
RIGHTS OF DISSENT
4.1 Rights of Dissent
Registered holders of the Shares may exercise, pursuant to and in the manner set forth in Section 190 of the CBCA, the right of dissent in connection with the Arrangement, as same may be modified by the Interim Order and this Section 4.1 (“Dissent Rights”); provided that, notwithstanding subsection 190(5) of the CBCA, the written notice setting forth such registered holder’s objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Vancouver time) on the business day which is two business days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time). Registered holders of the Shares who duly and validly exercise such Dissent Rights and who:
(1)	are ultimately entitled to be paid by the Purchaser the fair value for their Shares, (a) shall be deemed to have transferred the Shares held by them and in respect of which Dissent Rights have been duly and validly exercised to the Purchaser, without any further act or formality, free and clear of all Liens at the time specified in Section 3.1(10), in consideration of a debt claim against the Purchaser to be paid the fair value of such Shares and (b) shall be entitled to be paid by the Purchaser an amount equal to the fair value of such Shares, and shall not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such registered holders not exercised their Dissent Rights in respect of such Shares; or
(2)	are ultimately not entitled, for any reason, to be paid fair value for their Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Shares as contemplated by Section 3.1(10).
4.2 Recognition of Dissenting Shareholders
(1)	In no circumstances shall the Purchaser, the Company or any other person be required to recognize a person exercising Dissent Rights unless such person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

(2)	For greater certainty, in no case shall the Purchaser, the Company or any other person be required to recognize a Dissenting Shareholder as a holder of Shares in respect of which Dissent Rights have been validly exercised after the completion of Section 3.1(10), and the names of such Dissenting Shareholders shall be removed from the registers of holders of Class A Shares and/or Class B Shares, as applicable, in respect of which Dissent Rights have been validly exercised at the same time as the event described in Section 3.1(10) occurs and the Purchaser shall be recorded as the holder of the Shares so transferred and shall be deemed the legal and beneficial owner thereof free and clear of any Liens. In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of the Options, (ii) holders of Rollover Options, (iii) holders of the SARs, (iv) holders of the PSUs and (v) holders of Shares who vote or have instructed a proxyholder to vote such Shares in favour of the Arrangement Resolution (but only in respect of such Shares).

ARTICLE V
CERTIFICATES AND PAYMENTS
5.1 Payment of Consideration
(1)	Prior to the Filing Time, in accordance with the terms of the Arrangement Agreement, the Purchaser shall deposit, for the benefit of holders of Shares, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement (with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per applicable Share for this purpose only). The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(2)	Upon the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 3.1(10), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of the Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor from the Depositary, and the Depositary shall deliver to such holder as soon as possible, a cheque (or other form of immediately available funds) representing the cash which such holder has the right to receive under the Arrangement for such Shares, less any amounts withheld pursuant to Section 5.3, and any certificate so surrendered shall forthwith be cancelled.

(3)	Until surrendered for cancellation as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this Section 5.1 or Section 4.1, as the case may be, less any amounts withheld pursuant to Section 5.3. Any such certificate formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser.

(4)	Prior to the Filing Time, in accordance with the Arrangement Agreement, the Purchaser shall deposit, or shall cause to be deposited, for the benefit of holders of Options, PSUs and SARs, the Subscription Amount (which is an aggregate cash amount equal the payments in respect thereof required by the Company under this Plan of Arrangement) with the Depositary. The cash shall be held in a separate interest-bearing account and any interest earned on such funds prior to the Effective Time shall be for the account of the Purchaser and thereafter for the account of the Company. On or as soon as practicable after the Effective Date, the Depositary shall deliver, on behalf of the Company, to each person who immediately before the Effective Time was a holder of Options, PSUs and SARs, as reflected on the register or accounts maintained by or on behalf of the Company in respect of Options, PSUs and SARs as provided to the Depositary, a cheque (or other form of immediately available funds) representing the cash payment, if any, which such holder of Options, PSUs and SARs is entitled to receive pursuant to Section 3.1(7), Section 3.1(8) and Section 3.1(9), respectively, less any amounts required to be withheld pursuant to Section 5.3.

(5)	Any payment made by way of cheque by the Depositary on behalf of the Company or the Purchaser pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the consideration for the Shares, Options, PSUs or the SARs, as the case may be, pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser for no consideration.

(6)	No holder of Shares, Options, PSUs or SARs shall be entitled to receive any consideration with respect to such securities other than any cash payment to which such holder is entitled to receive in accordance with Article III and this Section 5.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to the Class A Shares and/or the Class B Shares with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares.
5.2 Lost Certificates
In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 3.1(10) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom such cash is to be delivered shall, as a condition precedent to the delivery of such cash, give a bond satisfactory to the Purchaser and the Depositary (acting reasonably) in such sum as the Purchaser may direct, or otherwise indemnify the Purchaser and the Company in a manner satisfactory to the Purchaser and the Company, acting reasonably, against any claim that may be made against the Purchaser and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.
5.3 Withholding Rights
The Purchaser, the Company and the Depositary shall be entitled to deduct and withhold from any amounts payable to any person under this Plan of Arrangement (including any amounts payable pursuant to Section 4.1), such amounts as the Purchaser or the Company determines, acting reasonably, are required or permitted to be deducted or withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other applicable Law. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Plan of Arrangement as having been paid to such person as the remainder of the payment in respect of which such deduction and withholding were made.

5.4 Letter of Transmittal
At the time of mailing of the Company Circular or as soon as practicable after the Effective Date, the Company shall forward to each holder of Shares at the address of such holder as it appears on the register maintained by or on behalf of the Company in respect of the holders of Shares a Letter of Transmittal.
ARTICLE VI
AMENDMENTS
6.1 Amendments to Plan of Arrangement
(1)	The Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by the Purchaser, (c) filed with the Court and, if made following the Company Meeting, approved by the Court and (d) communicated to holders of the Shares if and as required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to the Company Meeting (provided that the Purchaser shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (a) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (b) if required by the Court, it is consented to by holders of the Shares voting in the manner directed by the Court.

(4)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Shares, Options, Rollover Options, PSUs or SARs.
ARTICLE VII
FURTHER ASSURANCES
7.1 Notwithstanding
Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

7.2 Paramountcy
From and after three minutes after the Effective Time (a) this Plan of Arrangement shall take precedence and priority over any and all rights related to Shares, Options, Rollover Options, PSUs and SARs issued prior to the Effective Time, (b) the rights and obligations of the holders of Shares, Options, Rollover Options, PSUs and SARs and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Shares, Options, Rollover Options, PSUs and SARs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Appendix “A”
Amalco Share Terms
     The rights, privileges, restrictions and conditions attaching to the common shares and preferred shares are as follows:
Common Shares
The holders of the common shares shall be entitled:
     (a) to vote at all meetings of shareholders of Amalco except meetings at which only holders of another specified class of shares are entitled to vote;
     (b) to receive, subject to the rights of the holders of another class of shares, any dividend declared by Amalco; and
     (c) to receive, subject to the rights of the holders of another class of shares, the remaining property of Amalco on the liquidation, dissolution or winding up of Amalco, whether voluntary or involuntary.
Preferred Shares
     (a) Definitions
          In these share conditions, the following words and phrases shall have the following meanings:
(i)	“redemption price” of each Preferred Share means the sum of $1.00; and

(ii)	“Act” means the Canada Business Corporations Act.
     (b) Voting Rights
          Subject to the Act, the holders of the preferred shares shall not, as such, be entitled to receive notice of or to attend any meeting of the shareholders of Amalco or to vote at any such meeting, unless Amalco shall fail, for a period of 6 months, to pay dividends at the prescribed rate on the preferred shares, whereupon and so long as any such dividends shall remain in arrears, the holders of the preferred shares shall be entitled to receive notice of, to attend and vote at all meetings of the shareholders, except meetings at which only holders of a specified class of shares are entitled to attend.
     (c) Dividends
          Subject to the Act, the holders of the Preferred Shares shall in each financial year of Amalco in the discretion of the directors, but always in preference and priority to any payment of dividends on the common shares for such year, be entitled to non-cumulative dividends at the rate of · % per annum, payable in one or more instalments. In any financial year, after providing for the full dividend on the Preferred Shares, the directors may, in their discretion, declare dividends on the common shares in such amounts as they may determine. The holders of the Preferred Shares shall not be entitled to any dividends other than as provided for herein.

Appendix “A” - 1

     (d) Redemption at Option of Amalco
(i)	General — Subject to the Act, Amalco may redeem the whole or any part of the issued Preferred Shares on payment for each share to be redeemed of the redemption price plus any dividends declared but unpaid thereon.

(ii)	Notice — Unless all the holders of the Preferred Shares to be redeemed shall have waived notice of such redemption, Amalco shall give not less than 5 days’ notice in writing of such redemption by mailing to each person who at the date of mailing is a registered holder of the Preferred Shares to be redeemed a notice in writing of the intention of Amalco to redeem such Preferred Shares. Such notice shall be mailed in a prepaid envelope addressed to each such shareholder at such shareholder’s address as it appears on the books of Amalco or, in the event of the address of any such shareholder not so appearing, then to the last known address of such shareholder, provided however, that accidental failure or omission to give any such notice to one or more of such holders shall not affect the validity of such redemption. Such notice shall set out the redemption price of the shares to be redeemed and the date on which redemption is to take place and, if part only of the Preferred Shares held by the person to whom notice is given is to be redeemed, the number thereof so to be redeemed.

(iii)	Redemption Procedure — On or after the date so specified for redemption in such notice, Amalco shall pay or cause to be paid to or to the order of the registered holders of the shares to be redeemed the redemption price of such shares plus any dividends declared but unpaid thereon on presentation and surrender, at the registered office of Amalco or any other place designated in such notice, of the certificates representing the shares so called for redemption. Such payment shall be made by cheque payable at any branch in Canada of one of Amalco’s bankers for the time being.

(iv)	Partial Redemption — In case a part only of the Preferred Shares is at any time to be redeemed, the shares so to be redeemed shall either be selected by lot in such manner as the board of directors in its sole discretion shall determine or, if the board of directors so determines, shall be redeemed pro rata, disregarding fractions, and the board of directors may provide for such adjustments as may be necessary to avoid the redemption of fractions of shares. If a part only of the Preferred Shares represented by any certificates are redeemed, a new certificate for the balance shall be issued by Amalco.

(v)	Cessation of Rights — From and after the date specified for redemption in any such notice, the Preferred Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, unless payment of the redemption price of the Preferred Shares plus any dividends declared but unpaid thereon shall not be made upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected.

(vi)	Deposit of Redemption Price — Amalco shall have the right, at any time after the mailing of notice of its intention to redeem any shares, to deposit the redemption price of the Preferred Shares so called for redemption or of such of

Appendix “A” - 2

the said shares represented by certificates which have not at the date of such deposit been surrendered by the holders thereof in connection with any such redemption plus any dividends declared but unpaid thereon, in a special account in any chartered bank or any trust company in Canada named in such notice to be paid without interest to or to the order of the respective holders of such shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same and, upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Preferred Shares in respect of which such deposit shall have been made shall be redeemed and the holders thereof after such deposit or such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total amount so deposited, against presentation and surrender of the said certificates held by them respectively, and interest allowed on any such deposit shall belong to Amalco.
     (e) Redemption at Option of Holder
(i)	General — Subject to the Act, a holder of any Preferred Shares shall be entitled to require Amalco to redeem the whole or any part of the Preferred Shares registered in the name of such holder on the books of Amalco.

(ii)	Notice — A holder of such shares to be redeemed shall tender to Amalco at its registered office a request in writing specifying (i) that such holder desires to have the whole or any part of the Preferred Shares registered in the name of such holder redeemed by Amalco and (ii) the business day, which shall be not less than 5 days after the day on which the request in writing is given to Amalco (unless Amalco shall have waived notice of redemption), on which the holder desires to have Amalco redeem such shares (the “redemption date”), together with the share certificates, if any, representing the Preferred Shares which the registered holder desires to have Amalco redeem.

(iii)	Redemption Procedure — Upon receipt of such request and share certificates, Amalco shall, on the redemption date, redeem such shares by paying to such registered holder an amount equal to the redemption price plus any dividends declared but unpaid thereon. Such payment shall be made by cheque payable at any branch in Canada of one of Amalco’s bankers for the time being. If a part only of the Preferred Shares represented by any certificates are redeemed, a new certificate for the balance shall be issued by Amalco.

(iv)	Cessation of Rights — The Preferred Shares shall be redeemed on the redemption date and thereafter such shares shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, unless payment of the redemption price plus any dividends declared but unpaid thereon is not made on the redemption date, in which case the rights of the holders of such shares shall remain unaffected.
     (f) Distribution Rights
          In the event of the liquidation, dissolution or winding up of Amalco, whether voluntary or involuntary, the holders of the Preferred Shares shall be entitled to receive, before any distribution of any

Appendix “A” - 3

part of the assets of Amalco among the holders of the common shares, an amount equal to the redemption price of such shares plus any dividends declared but unpaid thereon and no more.
     (g) Variation of Rights
          The holders of the Preferred Shares shall not be entitled to vote separately as a class or to dissent upon a proposal to amend the articles:
(i)	to increase or decrease any maximum number of authorized shares of such class;

(ii)	to increase any maximum number of authorized shares of any other class having rights or privileges equal or superior to the shares of such class;

(iii)	to effect an exchange, reclassification or cancellation of the shares of such class; or

(iv)	to create a new class of shares equal or superior to the shares of such class.

Appendix “A” - 4

SCHEDULE C
PRE-CLOSING REORGANIZATION
The following steps, occurring in the order set forth below with respect to each subsection, shall constitute the Pre-Closing Reorganization:
A.	Pre-Closing Amalgamation

1.	Redemption of all issued and outstanding preferred shares of CHC Composites Inc. by the Government of Newfoundland in accordance with the articles of incorporation of CHC Composites Inc.

2.	Continuance of CHC Composites Inc. from Newfoundland to the Canada Business Corporations Act pursuant to section 299 of the Corporations Act (Newfoundland) and section 187 of the CBCA.

3.	Short-form amalgamation of CHC Helicopter Corporation, CHC Helicopter Holdings Ltd., CHC Helicopters International Inc., 4357825 Canada Inc. (formerly CHC Global Operations Inc.), Viking Helicopters Ltd., CHC Composites Inc. and 4083423 Canada Inc. pursuant to section 184 of the CBCA to form an amalgamated corporation, also named “CHC Helicopter Corporation”. If CHC Global Operations Canada Inc. is not the holder of Canadian aviation licences subsequent to the reorganization of the Canadian regulated subsidiaries described in the Canadian Term Sheet, it shall be a party to the amalgamation referred to herein.

4.	Unless notified in writing by the Purchaser otherwise, incorporation by CHC Helicopter Corporation of a new subsidiary under the CBCA and the contribution by CHC Helicopter Corporation to such new subsidiary of all of (a) the shares of Heli-One Inc. held by it, (b) the shares of Aero Turbine Support Ltd. held by it and (c) its other non-share assets.

B.	Reorganization of Canadian Regulated Subsidiaries

1.	The Company and the Purchaser, each acting reasonably, shall agree on and effect such transactions as are necessary to permit the implementation, immediately post-closing, of the structure set out in a term sheet entitled “Canadian Licensing Structure” (the “Canadian Term Sheet”) dated February 22, 2008 and initialled by the Parties.

C.	Reorganization of EU Regulated Business

1.	The Company and the Purchaser, each acting reasonably, shall agree on and effect such transactions as are necessary to permit the implementation, immediately post-closing, of the structure set out in a term sheet entitled “EU Licensing Structure” (the “European Term Sheet”) dated February 22, 2008 and initialled by the Parties.

SCHEDULE D
KEY NON-TRANSPORTATION REGULATORY APPROVALS
AND TRANSPORTATION REGULATORY APPROVALS
Key Non-Transportation Regulatory Approvals
•	ICA Approval

•	Confirmation, in a form satisfactory to the Purchaser, that:
     ▪ the Arrangement and the transactions contemplated herein will not be referred by the UK Office of Fair Trading to the Competition Commission under the Enterprise Act 2002;
     ▪ Either (i) the Norwegian Konkurransetilsynet has issued a decision of non-intervention under the Norwegian Competition Act of 5 March 2004, No.12, Chapter 4 and the Regulation on Notification of Concentrations of 28 April 2004 in relation to the Arrangement and the transactions contemplated herein or (ii) the Arrangement and transactions contemplated herein are deemed to be cleared by the Norwegian Konkurransetilsynet under the Norwegian Competition Act of 5 March 2004, No.12, Chapter 4 and the Regulation on Notification of Concentrations of 28 April 2004 because all applicable waiting periods have expired; and
     ▪ the Arrangement and the transactions contemplated herein have either been cleared by the German Federal Cartel Office under the Gesetz gegen Wettbewerbsbeschränkungen (Act against Restraints of Competition) of 1957 (as amended) or are deemed to be cleared by the German Federal Cartel Office under the Gesetz gegen Wettbewerbsbeschränkungen (Act against Restraints of Competition) of 1957 (as amended) because all applicable waiting periods have expired.
Transportation Regulatory Approvals
•	Confirmation, in form satisfactory to the Purchaser, acting reasonably, for the jurisdictions specified in the table below, that completion of the Arrangement and the transactions contemplated herein will not result in the revocation, withdrawal or material adverse alteration of any Permits necessary or required for or related to the operation or maintenance of Aircraft and held by the Company’s subsidiaries or to be granted in favour of the entities designated as holders of such Permits in, or as contemplated by, (a) the Canadian Term Sheet (and referred to therein as the “Canadian Licensee”) and (b) the European Term Sheet, in each case subject to any and all amendments or variations as may be required by the regulators referenced below:

Jurisdiction	Regulator
Canada	Canadian Transportation Agency
Denmark	Danish Civil Aviation Administration
Ireland	Irish Aviation Authority Irish Commission for Aviation Regulation
The Netherlands	Dutch Directorate General of Civil Aviation
Norway	Norwegian Civil Aviation Authority
United Kingdom	United Kingdom Civil Aviation Authority

SCHEDULE E
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(a) Corporate Existence and Power	1
(b) Corporate Authorization	1
(c) Governmental Authorization	1
(d) Non-Contravention	1
(e) Capitalization	2
(f) Subsidiaries	2
(g) Securities Laws Matters	3
(h) Financial Statements	4
(i) Absence of Certain Changes	4
(j) No Undisclosed Material Liabilities	4
(k) Compliance with Laws	5
(l) Regulatory Compliance	5
(m) Litigation	5
(n) Taxes	6
(o) Company Plans	6
(p) Collective Agreements	9
(q) Employees	10
(r) Environmental Matters	10
(s) Real Property	11
(t) Personal Property	12
(u) Intellectual Property	12
(v) Material Contracts	13
(w) Insurance	13
(x) Non-Arms Length Transactions	13
(y) Opinion of Financial Advisors	14
(z) Books and Records	14
(aa) Finders’ Fees	14
(bb) Part IX, Competition Act	14

(a)	Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of Canada and has all corporate power and authority to own its assets as now owned and to carry on its business as now conducted. The Company is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, whether owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, and has all governmental licenses, authorizations, permits, consents and approvals required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which do not have or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)	Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and have been, or shall be at the Effective Time, duly authorized by the Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or shall be necessary at the Effective Time to authorize the transactions contemplated hereby other than in connection with the approval by the Board of Directors of the Company Circular and the approval by the Shareholders in the manner required by the Interim Order and applicable Laws and approval by the Court. This Agreement constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. As of the date hereof, the Board of Directors has (i)determined that the Consideration per Class A Share and per Class B Share to be received by the holders of such shares pursuant to the Arrangement is fair and that the Arrangement is in the best interests of the Company and (ii) resolved, subject to Section 7.2(9), to unanimously recommend (subject to abstentions) that the Shareholders vote in favour of the Arrangement Resolution, and such determinations and resolutions are effective and unamended as of the date hereof.

(c)	Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby and by the Plan of Arrangement require no consent, approval or authorization of or any action by or in respect of, or filing, recording, registering or publication with, or notification to any Governmental Entity other than (i) any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) the Regulatory Approvals; (v) compliance with any applicable Securities Laws, rules and policies of the Exchanges; and (vi) any actions or filings the absence of which would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)	Non-Contravention. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated hereby and by the Plan of Arrangement do not and shall not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of amalgamation or by-laws of the Company or the constating documents of any of its subsidiaries, (ii) assuming compliance with the matters, or obtaining the approvals, referred to in paragraph (c) above, contravene, conflict with or result in a violation or breach of any provision of any applicable Law or any license, approval, consent or authorization issued by a Governmental Entity held by the Company or any of its subsidiaries, (iii) require any notice or consent or other action by any person under, contravene, conflict with, violate, breach or constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its subsidiaries is entitled under, or give rise to any rights of first refusal or trigger any change in control provisions or any restriction under, any provision of any Contract or other instrument binding upon the Company or any of its subsidiaries or affecting any of their respective assets or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its subsidiaries, with such exceptions, in the case of each of clauses (ii) through (iv), as do not have or would not have, or not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. True and complete copies of the articles of amalgamation and by-laws of the Company as currently in effect have been made available to the Purchaser and the Company has not taken any action to amend or succeed such documents.

(e)	Capitalization. The authorized share capital of the Company consists of an unlimited number of Class A Shares, an unlimited number of Class B Shares, an unlimited number of Ordinary Shares, an unlimited number of first preferred shares, issuable in series, and an unlimited number of second preferred shares, issuable in series. As of February 19, 2008, there were issued and outstanding the number of Class A Shares, Class B Shares and Ordinary Shares set out in the Company Disclosure Letter and no other shares were issued and outstanding. The Company Disclosure Letter sets forth, as of February 19, 2008, the number of outstanding Options, the outstanding PSUs and SARs, all holders thereof and the exercise price or reference price or grant value, as applicable, and vested amounts, where applicable, of such Options, PSUs and SARs. Except with respect to the Options, PSUs and SARs set forth in the Company Disclosure Letter, rights under the Employee Share Purchase Plan and pursuant to the terms of the Class A Shares, the Class B Shares and the Ordinary Shares and in connection with the transactions contemplated hereby, there are no options, warrants, conversion privileges, equity-based awards or other rights, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by the Company of any shares or other securities of the Company (including Shares and preferred shares) or any of its subsidiaries or ACN or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, or whose value is based on or in reference to the value or price of, any shares or other securities of the Company (including Shares and preferred shares) or any of its subsidiaries or ACN. All outstanding Shares have been duly authorized and validly issued, are fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights), and all Class A Shares issuable upon the exercise of rights under the Options in accordance with their respective terms have been duly authorized and, upon issuance, shall be validly issued as fully paid and non-assessable. No Shareholder is entitled to any pre-emptive or other similar right granted by the Company or any of its subsidiaries or ACN. There are no outstanding contractual or other obligations of the Company, any subsidiary or ACN to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of a subsidiary or ACN, except with respect to the Ordinary Shares as provided for in the Company’s articles and/or the Shareholders’ Agreement.

(f)	Subsidiaries. Except to the extent contemplated by the Pre-Closing Reorganization, the Company Disclosure Letter sets forth the following information with respect to each subsidiary of the Company (other than any inactive subsidiary or any subsidiary whose assets or revenues constitute 5% or less of the consolidated assets or consolidated revenue, as applicable, of the Company and its subsidiaries) (the “Principal Subsidiaries”) and with respect to ACN: (i) its name; (ii) as of the date hereof, the number, type and principal amount, as applicable, of its outstanding equity securities and a list of registered holders thereof; and (iii) its jurisdiction of organization or governance. ACN and each subsidiary of the Company is a corporation, limited liability company, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing or in good standing, or to have such power or authority, would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock or other equity interests of each of the subsidiaries and of ACN, free and clear of any Liens other than Liens securing indebtedness under the Senior Credit Facility. All of such shares and other equity interests so owned directly or indirectly by the Company are validly issued, fully paid and nonassessable (and no such shares or other equity interests have been issued in violation of any preemptive or similar rights). As of the date hereof, except for the equity interests owned by the Company or by any subsidiary of the Company, directly or indirectly, in any subsidiary of the Company, neither the Company nor any subsidiary of the Company owns, beneficially or of record, any equity interest of any kind in any other person.

(g)	Securities Laws Matters.
(i)	The Company is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian Securities Laws in each of the provinces of Canada in which such concept exists and is not in default of any material requirements of any Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Securities Authority, is pending, in effect or ongoing or threatened or expected to be implemented or undertaken. The documents comprising the Company Filings comply as filed or furnished, or shall comply when filed or furnished, in all material respects with the requirements of applicable Securities Laws, and, except as disclosed in the Company’s press release dated January 23, 2008, did not at the time filed with or furnished to, and shall not at any time filed with or furnished to, the Securities Authorities, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made. The Company has timely filed with the Securities Authorities all material forms, reports, schedules, certifications, statements and other documents required to be filed by the Company with the Securities Authorities since April 30, 2007, where the failure to timely file would individually or in the aggregate reasonably be expected to have a Material Adverse Effect. The Company has not filed any confidential material change report with the Securities Authorities which at the date hereof remains confidential.

(ii)	The principal executive officer and the principal financial officer of the Company have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), and the Company has made all statements required by the Sarbanes-Oxley Act , with respect to the Company’s Filings pursuant to the 1934 Act since the enactment thereof and all such certifications and statements are correct and complete. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company is otherwise in material compliance with all applicable provisions of the Sarbanes-Oxley Act.

(iii)	The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the 1934 Act). Such disclosure controls and procedures are, among other things, designed to ensure that material information required to be disclosed by the Company under applicable Securities Laws is accumulated and communicated to management of the Company, including the Company’s principal executive officer and its principal financial officer by others within those entities, as appropriate to allow timely decisions regarding required disclosure.

(iv)	The Company and its Principal Subsidiaries have established and maintain a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the 1934 Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Based on its evaluation of internal control over forward reporting as of April 30, 2007, the Company has disclosed to its outside auditors and audit committee of the Board of Directors of the Company that, as of such date, (x) there were no significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) there was no fraud, whether or not material, that involved or involves management or other employees who had or have a significant role in the Company’s control over financial reporting. A summary of the disclosure, if any, made by management to the Company’s outside auditors and audit committee on these matters since April 30, 2007 is set forth in the Company Disclosure Letter.

(v)	The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the 1934 Act) and the Company is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.
(h)	Financial Statements. Except for notes required to be prepared in order to present certain financial data on a United States generally accepted accounting principles basis, the audited consolidated financial statements and the unaudited consolidated interim financial statements of the Company (including, in each case, any notes and schedules thereto and the auditors’ report thereon) included in the Company Filings were prepared or shall be prepared, as applicable, in accordance with GAAP, applied on a consistent basis as in effect on the date of such financial statements (except as may be indicated in the notes thereto), and fairly present, or shall fairly present, as applicable, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated statements of earnings, shareholders’ equity and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements).

(i)	Absence of Certain Changes. Since April 30, 2007, other than the transactions contemplated in this Agreement, (i) the business of the Company and its subsidiaries has been conducted in the ordinary course consistent with past practices; (ii) there has not been a Material Adverse Effect; and (iii) there has not been any change in the accounting practices used by the Company and its subsidiaries.

(j)	No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed in the Company

Balance Sheet or the Company Filings; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since April 30, 2007; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The principal amount of all indebtedness of the Company and its subsidiaries for borrowed money, including capital leases, as of February 21, 2008, is disclosed in the Company Disclosure Letter.
(k)	Compliance with Laws. The Company, each of its subsidiaries and ACN and their respective assets are, and since April 30, 2007 has been, in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law, except for failures to comply with, investigations related to or violations of applicable Law that have not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(l)	Regulatory Compliance.
(i)	The Company, each of its subsidiaries and ACN have obtained and are in compliance with all material licences, permits, approvals, certificates, consents, orders, grants, procedures and standards and other authorizations of or from any Governmental Entity that are applicable to or held by it and are necessary to conduct its businesses as they are now being conducted (collectively, “Permits”). There has not occurred within the last two years any violation of, or any default under, or any event giving rise to or potentially giving rise to any right of termination, revocation, adverse modification, non-renewal or cancellation of any Permit, and no Governmental Entity has provided the Company, any of its subsidiaries or ACN with notice of any of the foregoing, except for any such matter as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(ii)	None of the Company, its subsidiaries or ACN has been convicted of any crime or engaged in any conduct which could result in debarment or disqualification by any Governmental Entity, and, to the knowledge of the Company, there are no Proceedings pending or threatened that reasonably might be expected to result in criminal liability or debarment or disqualification by any Governmental Entity.

(iii)	The Company, each of its subsidiaries and ACN are in compliance with all foreign ownership restrictions applicable to it under applicable Laws, including under the Canada Transportation Act and the European Union Airline Licensing Regulations (2407/92).
(m)	Litigation. There is no Proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its subsidiaries or ACN, any of their current or former Owned Real Property or Leased Real Property or other properties or assets that, if adversely determined, would have or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect or that could result in the revocation, cancellation or suspension of any of the Company’s, any of its subsidiaries’ or ACN’s Permits or qualifications to do business, except those the revocation, cancellation or suspension of which would not have or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(n)	Taxes.
(i)	All Returns required by applicable Laws to be filed with or provided to any Tax Authority by, or on behalf of, the Company or any of its Principal Subsidiaries have been filed when due in accordance with all applicable Laws (taking into account any applicable extensions), and all such Returns are, or shall be at the time of filing, be true and complete, except for such failures to so file, or for failures of such Returns to be true and complete that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Principal Subsidiaries has paid (or has had paid on its behalf) to the appropriate Governmental Entity all material Taxes due and payable, other than those Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the consolidated balance sheet of the Company. The Company and each of its Principal Subsidiaries has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes which are not yet due and payable through the end of the last period for which the Company or any of its Principal Subsidiaries ordinarily record items on their respective books. No deficiencies for any Taxes have been assessed with respect to any Taxes due by the Company or any of its Principal Subsidiaries and there is no Proceeding now pending or, to the Company’s knowledge, threatened against or with respect to the Company or any of its Principal Subsidiaries in respect of any Tax or Tax asset that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii)	Neither the Company nor any of its Principal Subsidiaries is a party to any Tax sharing, Tax allocation or Tax indemnification agreement or has liability for the Taxes of another person as a transferee, successor or guarantor, by contract or otherwise.

(iii)	The Company and its Principal Subsidiaries have complied with all requirements relating to the withholding and remittance of amounts from payments or amounts owed to any person, except for such failures to comply as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iv)	None of the Company, any of its Principal Subsidiaries has (a) engaged in any reportable transaction under Section 6011 of the U.S. Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder or (b) been a party to any transaction forming part of notifiable arrangements (as defined for the purposes of Part 7 of the United Kingdom Finance Act 2004 (Disclosure of Tax Avoidance Schemes)) and in respect of which the Company or, to the knowledge of the Company, any other person has a duty to make a notification.

(v)	All documents on which stamp duty or any other transfer, registration or documentary Taxes or duty is or are chargeable and which are in the possession of the Company or any of the Principal Subsidiaries, or and on which they may seek to rely, have been duly stamped (or, as the case may be, such transfer, registration or documentary Taxes or duty has or have been duly paid).
(o)	Company Plans.
(i)	A complete and accurate copy of all material health, medical, dental, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, change in control, retention, severance, bonus, share purchase, share compensation, fringe benefit, retiree medical, disability, pension, retirement or supplemental retirement plans and each other material employee or director compensation or benefit plan, policy, trust, fund, agreement or arrangement for the benefit of current or former directors of the Company or any Subsidiary, Company Employees or former Company Employees, which are maintained or sponsored by, contributed to, or binding upon the Company or any Principal Subsidiary or in respect of which the Company or any Principal Subsidiary has had or has any actual or potential liability (collectively, the “Company Plans”) is contained in the Data Room and listed in the Company Disclosure Letter. Each Company Plan which is intended to be qualified within the meaning of Section 401(a) of the United States Internal Revenue Code of 1986, as amended (“IRC”) is so qualified and has received a favourable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.
(ii)	All of the Company Plans are and have been established, administered, registered, funded, invested and qualified, in all material respects, in accordance with all applicable Laws, and in accordance with their terms, the terms of the material documents that support such Company Plans and the terms of agreements between the Company or any of its Principal Subsidiaries and the Company Employees and former Company Employees who are members of, or beneficiaries under, the Company Plans.

(iii)	All current obligations of the Company and any of its Principal Subsidiaries regarding the Company Plans have been satisfied in all material respects. All contributions, premiums or taxes required to be made or paid by the Company or its Principal Subsidiaries, as applicable, under the terms of each Company Plan or by applicable Laws in respect of the Company Plans have been made in a timely fashion in accordance with applicable Laws in all material respects and in accordance with the terms of the applicable Company Plan. As of the date hereof, no currently outstanding notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by the Company or any Principal Subsidiary from any applicable Governmental Entity in respect of any Company Plan that is a pension or retirement plan.

(iv)	To the knowledge of the Company, no Company Plan is subject to any pending Proceeding initiated by any Governmental Entity, or by any other party (other than routine claims for benefits) and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such Proceeding or to affect the registration or qualification of any Company Plan required to be registered or qualified.

(v)	To the knowledge of the Company, no event has occurred regarding any Company Plan that would entitle any person (without the consent of the Company) to wind-up or terminate any Company Plan, in whole or in part, or which could reasonably be expected to adversely affect the tax status thereof or create a material liability to the Company or any of its Principal Subsidiaries if such Company Plan were terminated, in whole or in part.

(vi)	Neither the Company nor any of its Principal Subsidiaries has received any payments of surplus out of any Company Plan and any payments, distributions or withdrawals from, or transfers of assets to or from, any Company Plan have been made in all material respects in accordance with the valid terms of such Company Plan, applicable collective bargaining agreements and all applicable Laws and have occurred with the consent of any applicable Governmental Entity (where required).
(vii)	Any merger or conversion of any Company Plan has been carried out in accordance with the valid terms of the Company Plan and all applicable Laws and has been approved by the applicable Governmental Entities.

(viii)	No Company Plan is a “multi-employer pension plan,” as defined under applicable Law.

(ix)	There are no material unfunded liabilities in respect of any Company Plan that is a registered or qualified pension plan (as defined by applicable Law), including going concern unfunded liabilities, solvency differences or wind up deficiencies where applicable.

(x)	No Company Plan exists that, as a result of the execution of this Agreement, Shareholder approval of the Arrangement, or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could result in (A) severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Plans, (C) limit or restrict the right of the Company to merge, amend or terminate any of the Company Plans, (D) cause the Company to record additional compensation expense on its income statement with respect to any outstanding stock option or other equity-based award or (E) payments under any of the Company Plans which would not be deductible under Section 280G of the IRC.

(xi)	To the knowledge of the Company (having taken appropriate actuarial advice but without having carried out a full actuarial valuation):
(A)	the liabilities of the CHC Scotia Pension Scheme (the “UK Pension Plan”) did not exceed its assets by more than £9.9 million as of May 30, 2007; and

(B)	if the UK Pension Plan were to be wound up as at the date hereof the liabilities of the UK Pension Plan would exceed its assets by no more than £9.9 million referred to above.
A copy of the CHC Scotia Pension Scheme Valuation Modelling Results – Updated June 2007 report by Aon is included in the Company Disclosure Letter.
(xii)	Neither the Company nor any of its Principal Subsidiaries:
(A)	has, whether by ceasing to participate in any occupational pension scheme or otherwise, become liable to pay any debt under Sections 75 or 75A of the UK Pensions Act 1995;

(B)	has been issued with a restoration order, a contribution notice or financial support direction under UK Pensions Act 2004 in relation to any pension arrangement and, to the knowledge of the Company, no facts or circumstances exist under which the Pensions Regulator established pursuant to the UK Pensions Act 2004 could impose a contribution notice or financial support direction under Sections 38 or 43 of the UK Pensions Act 2004; and
(C)	is a connected person or associated person (in each case as interpreted under Section 51 of the UK Pensions Act 2004) of any employer under any defined benefit occupational pension scheme applicable to employees in the United Kingdom (other than the UK Pension Plan).
(p)	Collective Agreements.
(i)	The Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all collective bargaining agreements or union agreements currently applicable to the Company and/or any of its subsidiaries (collectively, the “Collective Agreements”), and neither the Company nor any of its subsidiaries is in default of any of its material obligations under such agreements. To the knowledge of the Company, there are no outstanding material labour tribunal proceedings of any kind or other event of any nature whatsoever, including any Proceedings which could result in certification of a trade union as bargaining agent for any Company Employees not already covered by a Collective Agreement. To the knowledge of the Company, there are no apparent union organizing activities involving Company Employees not already covered by a Collective Agreement. Neither the Company nor any of its subsidiaries currently has any material unresolved grievances or material pending arbitration cases outstanding under any Collective Agreement.

(ii)	To the knowledge of the Company, except for those locations and Company Employees covered by the Collective Agreements, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any Company Employees by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have the Company or any of its subsidiaries declared a related employer or successor employer pursuant to applicable labour legislation. To the knowledge of the Company, none of the Company or any of the subsidiaries has engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other material labour dispute is occurring or has occurred during the past two years. To the knowledge of the Company, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to the Company or any of its subsidiaries that might materially affect the value of the Company or lead to an interruption of operations of any Principal Subsidiary at any location. None of the Company or any of the subsidiaries has engaged in any plant closing or lay-off activities within the past two years that would violate or in any way subject the Company or any of the subsidiaries to the group termination or lay-off requirements of the applicable provincial employment standards legislation.

(iii)	Neither the Company nor any of its subsidiaries has recognised any trade union or has any staff association, staff council, works council or other organisation formed for or arrangements having a similar purpose and no notification to any trade union, staff association, staff council, works council or other organisation formed for or in respect of any arrangements having a similar purpose is required by the Company or any of its subsidiaries for the purpose of consummating the transactions contemplated by this Agreement.

(q)	Employees.
(i)	The Data Room contains a complete list of Company Employees with an annual aggregate compensation in excess of $200,000 per year, including their respective location, hire date, position, salary, benefits, current status (full time or part-time, active or non-active) as well as a list of all former Company Employees that had an annual aggregate compensation in excess of $200,000 per year to whom the Company or any of its Principal Subsidiaries has any obligations indicating the nature and the value of such obligations.

(ii)	The Company Disclosure Letter contains a list, for the Company and each of its Principal Subsidiaries, of the top 10 compensated Company Employees engaged by the Company and each such Principal Subsidiary in the year immediately prior to the date hereof. As of the date hereof, no such employee has indicated to the Company or any such Principal Subsidiary that he or she intends to resign, retire or terminate his or her engagement with the Company or a Principal Subsidiary, as the case may be, as a result of the transactions contemplated by this Agreement or otherwise.

(iii)	As of the date hereof, except in any such case as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any Principal Subsidiary is a party to any Proceeding under any applicable Law relating to Company Employees or former Company Employees nor, to the Company’s knowledge, is there any factual or legal basis on which any such Proceeding might be commenced.

(iv)	All written contracts in relation to any current Company Employee who is an officer of the Company or a senior executive of a division of the Company have been made available in the Data Room. Other than as set forth in the Company Disclosure Letter, no written contract in relation to any Company Employee listed in clause (i) above contains any specific provision in relation to any employee’s termination the application of which shall be triggered by the transactions contemplated in this Agreement.

(v)	The Company and each Principal Subsidiary is operating in material compliance with all occupational health and safety Laws in connection with its business. To the knowledge of the Company, there are no pending or threatened charges against the Company or any Principal Subsidiary under occupational health and safety Laws relating to its business. There have been no fatal or critical accidents which have occurred in the course of the operation of the business since April 30, 2006 which is reasonably expected to lead to charges under applicable Law. The Company and each Principal Subsidiary has complied in all material respects with any orders, directives, judgments, decrees, injunctions, decisions, rulings, awards or writs of any Governmental Entity issued under occupational health and safety Laws.
(r)	Environmental Matters. Except in any such case as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect (i) no written notice, claim, order, complaint or penalty has been received by the Company alleging that the Company or any of its Principal Subsidiaries are in violation of, or have any liability or potential liability under, any Environmental Law or Environmental Permit, and there are no Proceedings pending or, to the Company’s knowledge, threatened against the Company or any of its Principal Subsidiaries alleging a violation of, or any liability or potential liability under, any Environmental Law or Environmental Permit; (ii) the Company and its Principal Subsidiaries hold and have held all

Environmental Permits necessary for their operations to comply with all Environmental Laws; (iii) the operations of the Company and its Principal Subsidiaries are and have been in compliance in all material respects with all required or applicable Environmental Laws and Environmental Permits; (iv) neither the Company nor any of its Principal Subsidiaries has caused any Release of a Hazardous Material on, at, from or under any real or immovable property currently or formerly owned, operated or occupied by the Company or its Principal Subsidiaries that is reasonably likely to form the basis of any material claim against the Company or any of its Principal Subsidiaries; (v) neither the Company nor any of its Principal Subsidiaries has, either expressly or by operation of Law, assumed responsibility for or agreed to indemnify or hold harmless any person for any liability or obligation arising under Environmental Law that is reasonably likely to form the basis of any material claim against the Company or any of its Principal Subsidiaries; (vi) neither the execution of this Agreement nor consummation of the transactions contemplated by this Agreement shall require any notification to any Governmental Entity or the undertaking of any investigations or remedial actions pursuant to Environmental Law; and (vii) the Company has made available to the Purchaser all material environmental reports, investigations, studies, audits and other environmental documents relating to the Company, its Principal Subsidiaries, their respective operations or any real or immovable property currently or formerly owned, operated or occupied by the Company or any of its Principal Subsidiaries.
(s)	Real Property. Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to the real or immovable property owned by the Company or its subsidiaries as of the date hereof, all of which is listed in the Company Disclosure Letter (the “Owned Real Property”), (i) the Company or one of its subsidiaries, as applicable, has valid, good and marketable fee simple title to the Owned Real Property, free and clear of any Liens, except for Permitted Liens, and (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion thereof or interest therein. Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to the real or immovable property leased, subleased or occupied by the Company or its subsidiaries as of the date hereof (other than Owned Real Property), all of which is listed in the Company Disclosure Letter (the “Leased Real Property”), (A) each lease, sublease or occupancy agreement for such property is valid, legally binding, enforceable and in full force and effect unamended by oral or written agreement, true and complete copies of which (including all related amendments, supplements, notices and ancillary agreements) have been listed in the Company Disclosure Letter, and none of the Company or any of its subsidiaries is in breach of or default under such lease, sublease or occupancy agreement, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by the Company or any of its subsidiaries or permit termination, modification or acceleration by any third party thereunder, (B) no third party has repudiated or has the right to terminate or repudiate any such lease, sublease or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease, sublease or occupancy agreement) or any provision thereof and (C) none of the leases, subleases or occupancy agreements has been assigned by the Company or any of its subsidiaries in favour of any person. To the knowledge of the Company, no counterparty to any foregoing lease, sublease or occupancy agreement is in material default thereunder. Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, there are no Liens, except for Permitted Liens, on the leasehold, subleasehold or occupancy rights of the Company or any subsidiary to any Leased Real Property.

(t)	Personal Property. Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, with respect to the Aircraft, Parts and all personal or movable property owned by the Company or its Principal Subsidiaries, of which the Aircraft, as of the date hereof, are listed in the Company Disclosure Letter (the “Owned Personal Property”), (i) the Company or one of its Principal Subsidiaries, as applicable, has good and valid title to the Owned Personal Property, free and clear of any Liens other than Permitted Liens, and (ii) there are no outstanding options or rights of first refusal to purchase the Owned Personal Property, or any portion thereof or interest therein, and (iii) the Owned Personal Property and the current use thereof comply with applicable Law. With respect to the Aircraft, Parts and personal or movable property leased or subleased by the Company or its Principal Subsidiaries, of which the Aircraft, as of the date hereof, are listed in the Company Disclosure Letter (the “Leased Personal Property”), (A) the lease or sublease agreement for such property is valid, legally binding, enforceable and in full force and effect, true and complete copies of which, if material, (including all related amendments, supplements, notices and ancillary agreements) have been made available by the Company to the Purchaser, and none of the Company or any of its Principal Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by the Company or any of its Principal Subsidiaries or permit termination, modification or acceleration by any third party thereunder, (B) no third party has repudiated or has the right to terminate or repudiate any such lease or sublease agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease or sublease) or any provision thereof, and (C) none of the leases or subleases agreements has been assigned by the Company or any of its Principal Subsidiaries in favour of any person, except in each case, for such invalidity, failures to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications, accelerations, repudiations and rights to terminate or repudiate or assign that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. To the knowledge of the Company, no counterparty to any foregoing lease or sublease agreement is in material default thereunder. Except in any such case as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, there are no Liens, other than Permitted Liens, on the leasehold or subleasehold of the Company or any Principal Subsidiary to any Leased Personal Property.

(u)	Intellectual Property. Other than the licenses, patents, patent applications, registered trademarks or service marks, trademark or service mark applications, industrial design registrations, industrial design applications, supplemental type certificates, registered copyrights and copyright applications publicly disclosed in the Company Filings prior to the date hereof (“Company Intellectual Property”), neither the Company nor any of its Principal Subsidiaries own any licenses, patents, patent applications, registered trademarks or service marks, trademark or service mark applications, industrial design registrations, supplemental type certificates, industrial design applications, registered copyrights and copyright applications that are material to the business of the Company and its Principal Subsidiaries, taken as a whole. Except in any such case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company directly or indirectly owns or possesses the right to use all of the Company Intellectual Property, free and clear of any Liens, other than Permitted Liens, and all such Company Intellectual Property has not expired or been cancelled or terminated. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Principal Subsidiaries has received any written notice within the 12 months prior to the date hereof from any person claiming that the continuing conduct by the Company or any of its Principal Subsidiaries of its business as presently conducted has resulted or shall result in the infringement of any Company Intellectual Property or other intellectual property owned by any person or challenging the validity of any registration for and ownership or rights under license of the Company Intellectual Property, except for such instances where the claim has been settled without continuing liability or material payments by the Company or any of its Principal Subsidiaries.
(v)	Material Contracts. The Company Disclosure Letter sets forth a complete and accurate list of all Material Contracts as of the date hereof. Neither the Company nor any of its subsidiaries is in material breach or violation of or default (in each case, with or without notice or lapse of time or both) under the terms of any Material Contract. As of the date hereof, to the knowledge of the Company, no other party to any Material Contract is in material breach of, or default under the terms of, or has threatened to terminate, any such Material Contract. Each Material Contract is a valid and binding obligation of the Company or its subsidiary that is a party thereto and is in full force and effect in accordance with its terms.

(w)	Insurance.
(i)	Each of the Company and its subsidiaries is, and has been continuously since April 30, 2007, insured by reputable and financially responsible third party insurers in respect of the operations and assets of the Company and its subsidiaries with policies issued, such policies having terms and providing insurance coverages comparable to those that are customarily carried and insured against by owners of comparable businesses, properties and assets. The third party insurance policies of the Company and its subsidiaries are in full force and effect in accordance with their terms and the Company and its subsidiaries are not in material default under the terms of any such policy. As of the date hereof, the Company has no knowledge of threatened termination of, or material premium increase with respect to, any of such policies, except as contemplated by Section 7.7.

(ii)	Each of the Company and its subsidiaries maintains a sufficient level of insurance to comply with (A) each of the Permits applicable to it and (B) the terms and conditions of each of the Material Contracts. The loss reserves on CHC Reinsurance Limited’s balance sheet have been and will be actuarially determined; and such reserves are acceptable under governing accounting, income tax or other applicable tax principles or Laws.

(iii)	The Company has made available a complete and accurate claims history for the Company during the past two years, including with respect to insurance obtained but not currently maintained, together with a statement of the aggregate amount of claims paid out, and claims pending. The Company has made available true, correct and complete copies of all such policies, bonds or binders in effect on the date hereof. (including copies of all written amendments, supplements and other modifications thereto or waivers of rights there under).

(iv)	There is no claim pending under any insurance policy that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any portion of such claims. All Proceedings covered by any of the insurance policies has been properly reported to and accepted by the applicable insurer.
(x)	Non-Arms Length Transactions. The Company Disclosure Letter sets forth all Contracts with, and all advances, loans, guarantees, liabilities or other obligations to or on behalf of, any shareholder, officer or director of the Company, or any officer or director of its subsidiaries.

(y)	Opinion of Financial Advisors. The Board of Directors has received oral fairness opinions from Scotia Capital Inc. and Merrill Lynch Canada Inc. to the effect that, as of the date of this Agreement, the Consideration per Class A Share and Class B Share to be received by the holders of such shares is fair from a financial point of view. Copies of the engagement letters with Scotia Capital Inc. and Merrill Lynch & Co. have been provided to the Purchaser.

(z)	Books and Records. All books and records of the Company and its subsidiaries fairly disclose in all material respects the financial position of the Company and its subsidiaries and all material financial transactions relating to the businesses carried on by the Company and its subsidiaries have been accurately recorded in all material respects in such books and records.

(aa)	Finders’ Fees. Except for Scotia Capital Inc. and Merrill Lynch Canada Inc., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its subsidiaries who might be entitled to any fee or commission from the Company or any of its subsidiaries in connection with the transactions contemplated by this Agreement. The Company has made full disclosure to the Purchaser of all fees to be paid to Scotia Capital Inc. and Merrill Lynch Canada Inc. under the terms of the agreements with Scotia Capital Inc. and Merrill Lynch Canada Inc.

(bb)	Part IX, Competition Act. The Company, together with its affiliates (as such term is defined under the Competition Act), does not have assets in Canada, or gross revenues from sales in, from or into Canada, that exceed $400 million for the purposes of section 109 of the Competition Act.

SCHEDULE F
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
(a)	Organization and Qualification. The Purchaser is a corporation duly incorporated and validly existing under the Laws of Canada and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as it is now being conducted. The Purchaser is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not, prevent, adversely impair or materially delay the consummation of the transactions contemplated by this Agreement. All of the issued and outstanding securities or other ownership interests of the Purchaser are validly issued, fully paid and non-assessable. The Purchaser is an indirect wholly-owned subsidiary of the Equity Sponsor.

(b)	Corporate Authorization. The Purchaser has the requisite corporate authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by the Purchaser and performance of this Agreement by the Purchaser of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part is necessary to authorize the execution and delivery by it of this Agreement and the transactions contemplated hereunder. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Governmental Authorization. The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity other than (i) any approvals required by the Interim Order; (ii) the Final Order; (iii) filings with the Director under the CBCA; (iv) the Regulatory Approvals; (v) compliance with any applicable Securities Laws; and (vi) any actions or filings the absence of which would not reasonably be expected to prevent, adversely impair or materially delay the consummation of the transactions contemplated by this Agreement.

(d)	Non-Contravention. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby do not and shall not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or by-laws of the Purchaser, (ii) assuming compliance with the matters referred to in paragraph (c) above, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) require any consent or other action by any person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Purchaser is entitled under any provision of any material contract to which the Purchaser is a party or by which it or any of its properties or assets may be bound, or (iv) result in the creation or imposition of any Lien on any material asset of the Purchaser, with such exceptions, in the case of (ii) through (iv), as would not be reasonably expected to prevent, adversely impair or materially delay the consummation of the transactions contemplated by this Agreement.

(e)	Litigation. As of the date hereof, there is no Proceeding pending against, or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or the Purchaser Parties that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Arrangement or any of the other transactions contemplated hereby.

(f)	Sufficient Funds. Prior to the execution and delivery of this Agreement, the Purchaser has delivered to the Company true and complete copies of the following commitment letters, which are unamended as of the date hereof, evidencing: (i) the availability of committed credit facilities pursuant to an executed commitment letter (the “Commitment Letter”) dated February 15, 2008 made by Morgan Stanley Bank International Limited and its affiliates (collectively the “Lenders”) in favour of 6922767 Holding SARL, and (ii) an equity commitment pursuant to an executed equity commitment letter (the “Equity Commitment Letter”) dated February 22, 2008 made by FR Horizon AIV, L.P. (the “Equity Sponsor”) in favour of the Purchaser, pursuant to which the Lenders, in the case of the Commitment Letter, and the Equity Sponsor, in the case of the Equity Commitment Letter, have committed to provide the Purchaser with debt and equity financing in the amounts of US$850,000,000 and Cdn$1,643,000,000, respectively, subject to the terms thereof. The commitments described in the Commitment Letter and the Equity Commitment Letter are not subject to any condition precedent other than the conditions expressly set forth therein. As of the date hereof (A) each of the Commitment Letter and the Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of the Purchaser and, to the knowledge of the Purchaser, the Lenders, in the case of the Commitment Letter, and the Equity Sponsor, in the case of the Equity Commitment Letter, (B) no amendment or modification to either the Commitment Letter or the Equity Commitment Letter is contemplated, and (C) no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Purchaser under the Commitment Letter or the Equity Commitment Letter, respectively, or excuse the Lenders or the Equity Sponsor from their commitments thereunder. As of the date hereof (assuming the accuracy of all of the representations and warranties of the Company in this Agreement and the compliance by the Company of its obligations under this Agreement), the Purchaser does not believe that it shall be unable to satisfy on a timely basis any term or condition of closing of the financing to be satisfied by it contained in the Commitment Letter or the Equity Commitment Letter and is not aware of any existing fact, occurrence or state of events that may cause any of the terms or conditions of closing of such financings not to be met so as to enable the Purchaser to draw down in full the amounts committed thereunder or of any impediment to the funding of the cash payment obligations of the Purchaser under the Arrangement. Assuming the financing contemplated in the Commitment Letter and the Equity Commitment Letter is funded, the net proceeds contemplated by the Commitment Letter and the Equity Commitment Letter shall in the aggregate be sufficient for the Purchaser to pay the aggregate Consideration to be paid pursuant to the Arrangement and any other amounts required to be paid by the Purchaser in connection with the consummation of the transactions contemplated by this Agreement and to pay all related fees and expenses.

(g)	Security Ownership. Other than as has been previously disclosed to the Company in writing, as of the date hereof, none of the Purchaser or any of the Purchaser Parties owns any securities of the Company.

(h)	Finders’ Fees. Except for fees that will be paid by the Purchaser and/or the Purchaser Parties, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Purchaser or the Purchaser Parties or their affiliates who might be entitled to any fee or commission from the Company or any of its affiliates upon consummation of the transactions contemplated by this Agreement.

(i)	Guaranty. Concurrently with the execution of this Agreement, the Equity Sponsor has executed and delivered to the Company the Guaranty, which Guaranty is in full force and effect and is a valid, binding and enforceable obligation of the Equity Sponsor, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Equity Sponsor under such Guaranty.

(j)	Part IX, Competition Act. The Purchaser Parties, together with their affiliates (as such term is defined under the Competition Act), (i) have no assets in Canada, and (ii) do not have gross revenues from sales in, from or into Canada, that exceed $100 million for the purposes of Section 109 of the Competition Act.

Schedule C — Encumbrances
•	4,026,462 Class A Shares and 5,555,432 Class B shares have been pledged to a Canadian chartered bank as security for a loan

•	1,400,000 Class A Shares are subject to a monetization/forward agreement with a Canadian chartered bank as security for a loan

•	22,000,00 Ordinary Shares have been pledged to the Corporation as security for a loan

Schedule D — Options
•	The Estate holds options entitling it to acquire 519,990 Class A Shares